UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month ended August 31, 2007

Commission File Number 001-33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

Not Applicable
(Translation of Registrant's name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle (East)
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): **Not applicable.**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: September ___, 2007

STERLITE INDUSTRIES (INDIA) LIMITED

By:________________________________

Name:

Title:

EXHIBIT INDEX

99.1 Sterlite Industries (India) Limited Annual report 2006-07.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: September ___, 2007

STERLITE INDUSTRIES (INDIA) LIMITED

By: D.D. Jalan

Name: Din Dayal Jalan
Title: Chief Financial Officer









Al

Cu

Zn

Enhancing stakeholder value



Sterlite Industries (India) Limited

Annual report 2006-07

Forward-looking statement

In this Annual Report we have disclosed forward-looking information to enable investors to comprehend our prospects and take informed investment decisions. This report and other statements - written and oral - that we periodically make contain forward-looking statements that set out anticipated results based on the management's plans and assumptions. We have tried wherever possible to identify such statements by using words such as 'anticipate', 'estimate', 'expects', 'projects', 'intends', 'plans', 'believes', and words of similar substance in connection with any discussion of future performance. We cannot guarantee that these forward-looking statements will be realized, although we believe we have been prudent in assumptions. The achievement of results is subject to risks, uncertainties and even inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Readers should bear this in mind. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contents

Enhancing stakeholder value

At Sterlite Industries (India) Limited, we recognise that an interplay of respect, responsiveness and responsibility enhances value not just for our shareholders but for all our stakeholders, whether they are vendors, customers, employees, neighbours or the community at large.

Sterlite Industries (India) Ltd. is a subsidiary of Vedanta Resources Plc., a London-based diversified metals and mining company. Sterlite is India's leading non-ferrous metal and mining company based on net sales with operations in aluminium, copper, zinc and lead.

Sterlite is also one of the fastest-growing large private sector companies in India. Our five-year topline CAGR is 141% between 2003 to 2007.

Structure


VEDANTA RESOURCES PLC
70.5%
72.3%
STERLITE INDUSTRIES (INDIA) LTD
29.5%
4.6%
MADRAS ALUMINIUM LTD (MALCO)
51%
64.9%
100%
100%
VEDANTA ALUMINA LTD (VAL)
BHARAT ALUMINIUM CO. (BALCO)
HINDUSTAN ZINC LTD (HZL)
STERLITE ENERGY
COPPER MINES OF TASMANIA

*As on March 31, 2007

Major operating companies

Our operations


6
7
10
8
9
12
1
3
4
2
5
13

INDIA

Aluminium

1 Korba smelter complex (BALCO) 345,000 tpa

2 Lanjigarh alumina refinery (VAL) 1-1.4 mtpa

3 Jharsuguda aluminium project (VAL) 500,000 tpa

Commercial Energy

4 Sterlite Energy 2400 MW (IPP)

Zinc

5 Vizag smelter (HZL) 56,000 tpa

6 Rampura Agucha mine (HZL)

7 Chanderiya smelter complex 275,000 tpa zinc 85,000 tpa lead

8 Debari smelter (HZL) 80,000 tpa

9 Rajpura Dariba mine (HZL)

10 Zawar mine (HZL)

Copper

11 Tuticorin smelter (Sterlite) 400,000 tpa

12 Silvassa refinery (Sterlite) and rod plant

AUSTRALIA

13 Mt Lyell Mine

Corporate information

Board of Directors

Mr. Anil Agarwal
Chairman

Mr. Navin Agarwal
Executive Vice-Chairman

Mr. Dwarka Prasad Agarwal

Mr. Ishwarlal Patwari

Mr. Sandeep Junnarkar

Mr. Gautam Doshi

Mr. Berjis Desai

Mr. Kuldip Kumar Kaura
Managing Director

Mr. Tarun Jain
Whole-time Director

Company Secretary

Mr. S Varadharajan

Auditors

M/s Chaturvedi & Shah - Mumbai
M/s Das & Prasad - Kolkata

Registered Office

STERLITE INDUSTRIES (INDIA) LIMITED,
SIPCOT Industrial Complex,
Madurai By Pass Road, T V Puram P.O.,
Tuticorin - 628 002, Tamil Nadu, India

Corporate Office

Vedanta, 75 Nehru road, Vile Parle (E),
Mumbai-400 099

Transfer Agents

Karvy Computershare Private Limited,
Plot No 17 – 24, Vittal Rao Nagar,
Cyberabad, Madhapur, Hyderabad – 500 081
Phone – 040 23420815 – 824, Fax – 040 23420814
E-mail – mailmanager@karvy.com

Bankers

ABN Amro Bank

Bank of India

CALYON Bank

Central Bank of India

CITI Bank

DBS Bank Ltd.

Deutsche Bank AG

HDFC Bank Ltd.

HSBC

ICICI Bank Ltd.

IDBI Bank Ltd

ING Vysya Bank Ltd.

Oriental Bank of Commerce

Standard Chartered Bank

State Bank of India

Syndicate Bank

Bank of Maharashtra

Corporation Bank

Union Bank of India

Milestones

1989
Integrated backwards into the manufacture of copper rods

1995
Commissioned a smelter in Tuticorin and a refinery in Silvassa

2000
Acquired copper mines in Australia

2001
Acquired BALCO

2002
Acquired Hindustan Zinc

2005
Commissioned 300 ktpa smelter and refinery in Tuticorin

2006
Enhanced smelter and refinery capacity to 400 ktpa

2007
Listed in NYSE

Consolidated performance (Rs. cr)

Operational

Aluminium

Significant progress in:

- Attaining full capacity at the new Korba smelter, now fully stabilised
- Commissioning of the first stream of the Lanjigarh aluminium refinery and the charging of bauxite.

Copper

- Completion of the debottlenecking initiative at Tuticorin, increasing capacity by 100,000 tpa

Zinc

- Stablisation of phase -I plant and currently engaged in construction of a 170,000 tpa smelter at Chanderiya
- Debottlenecking initiative across 88,000 tpa at Chanderiya and Debari

Financials

- Increased Consolidated revenue by 84% to Rs. 26,875 cr
- Increase in the consolidated Gross Profit by 152% to Rs. 10,141 cr
- Increase in the consolidated Net Profit by 184% to Rs. 6,327 cr
- Consolidated basic EPS by 165% to Rs. 78.77 per share
- Increase in ROCE to 76.97% vs 30.20% in the previous year
- Strong Balance Sheet with a net asset base of Rs. 19,135 cr


30,000
25,000
20,000
15,000
10,000
5,000
0
5,027
6,474
8,254
14,607
26,875
2003
2004
2005
2006
2007
Sales and Services


12,000
10,000
8,000
6,000
4,000
2,000
0
1,001
1,541
1,827
4,024
10,141
2003
2004
2005
2006
2007
Gross Profit (EBITDA)


10,000
8,000
6,000
4,000
2,000
0
821
1,397
1,700
3,789
9,762
2003
2004
2005
2006
2007
Cash Profit (PBDT)


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
306
628
915
2,228
6,327
2003
2004
2005
2006
2007
Net Profit (PAT)


15,000
12,000
9,000
6,000
3,000
0
6,206
6,682
10,989
12,201
14,041
2003
2004
2005
2006
2007
Gross Fixed Assets


100
80
60
40
20
0
10.7%
29.0%
34.0%
30.2%
77.0%
2003
2004
2005
2006
2007
ROCE

Standalone performance (Rs. cr.)


15,000
12,000
9,000
6,000
3,000
0
2,396
3,308
4,394
8,037
12,663
2003
2004
2005
2006
2007
Sales and Services


1,500
1,200
900
600
300
0
451
421
447
927
1,366
2003
2004
2005
2006
2007
Gross Profit (EBITDA)


1,200
1,000
800
600
400
200
0
300
305
345
807
1,183
2003
2004
2005
2006
2007
Cash Profit (PBDT)


800
700
600
500
400
300
200
100
0
167
197
106
511
784
2003
2004
2005
2006
2007
Net Profit (PAT)

Operational

- Completion of the debottlenecking initiative at Tuticorin – increased capacity by 100,000 tpa
- Commissioning of selenium plant in May 2006

Financials

- Increased revenue by 58% to Rs. 12,663 cr
- Increase in the Gross Profit by 47% to Rs. 1,366 cr
- Increase in the Net Profit by 53% to Rs. 784 cr
- Increase in basic EPS by 52% to Rs. 14.04 per share


3,000
2,500
2,000
1,500
1,000
500
0
2,134
2,465
2,548
2,668
2,721
2003
2004
2005
2006
2007
Gross Fixed Assets


100
80
60
40
20
0
16.9%
35.3%
32.4%
32.9%
46.5%
2003
2004
2005
2006
2007
ROCE

We are India's largest non-ferrous metals and mining company (based on net sales) and the fastest growing private sector company in India

Overview

We are India's largest non-ferrous metals and mining company (based on net sales) and the fastest growing private sector company in India (based on an increase in net sales from fiscal 2006 to 2007). In India (one of the fastest growing large economies in the world with a gross domestic product increase of slightly over 9%, from fiscal 2006 to 2007), we have three major business segments:

Copper: We are one of the three copper smelters in India, with a 42% primary market share by volume in India in fiscal 2007, according to the International Copper Promotion Council, India (ICPCI). In 2006, we were the fifth largest custom copper smelter by production volume, our Tuticorin smelter was in the lowest cost quartile in terms of all copper smelting operations worldwide and our Tuticorin and Silvassa refineries had the third and fifth lowest costs of production, respectively, of all copper refining operations worldwide (Source: Brook Hunt & Associates Ltd., or Brook Hunt, a metals and mining consulting firm).

Zinc: Our majority-owned subsidiary Hindustan Zinc Limited (HZL), is India's only integrated zinc producer and enjoys a 61% market share by volume in India in fiscal 2007 (source: India Lead Zinc Development Association or ILZDA). HZL's Rampura Agucha zinc mine is the third largest in the world in terms of contained zinc deposits on a production basis and the fourth largest on a reserve basis. It was estimated to have the third lowest cost of producing zinc concentrate in 2006, the new Chanderiya hydrometallurgical zinc smelter was in the lowest cost quartile in terms of all zinc smelting operations worldwide in 2006 and HZL was the world's fourth largest zinc mining company in 2006 based on mine production (source: Brook Hunt).

Aluminium: Our majority-owned subsidiary Bharat Aluminium Company Limited (BALCO) is one of the four primary producers of aluminium in India with a 25% primary market share by volume in the country in fiscal 2007, among the primary producers of the country (source: Aluminium Association of India, or AAI). BALCO was the fastest growing primary producer of aluminum in India in fiscal 2007 based on the quantity of aluminium produced as a result of the ramp-up in production at its new Korba aluminium smelter. BALCO's captive power plants provided nearly all the required power, making it an energy-integrated aluminium producer.

The new businesses we currently have an interest in or plan to develop are as follows:





Vedanta Alumina

We hold a 29.5% minority interest in Vedanta Alumina Limited, a 70.5%-owned subsidiary of our parent company Vedanta Resources Plc. Vedanta Alumina began the progressive commissioning of a new 1 mtpa alumina refinery, expandable to 1.4 mtpa, subject to government approvals, in March 2007. One of the two units of its associated captive power plant was commissioned in February 2007. Vedanta Alumina anticipates alumina production from the refinery shortly. It is also setting up a greenfield 500,000 tpa aluminium smelter together with an associated 1,215 MW captive power plant in two phases of 250,000 tpa each. Construction of the first phase is expected to be completed in 2009 and the second phase by 2010.

Commercial Energy

We intend to develop a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our primary businesses. Our experience includes managing seven captive power plants with a total power generation capacity of 1,046 MW, six of which we built, including two thermal coal-based captive power plants with a total power generation capacity of 694 MW in the last three years. We are investing approximately Rs. 8,189 cr to build the first phase, totalling 2,400 MW, of a thermal coal-based power facility, which we expect to complete in 2010. The project is being pursued by our wholly-owned subsidiary Sterlite Energy Limited and is expected to be completed in 2010. In addition, BALCO has entered into a memorandum of understanding under which, among other things, feasibility studies will be undertaken for a potential investment of approximately Rs. 5,000 cr to build a thermal coal-based 1,200 MW power facility.





Strategy

Our goal is to generate strong financial returns and create a world-class metals and mining company.

To achieve this goal, we intend to take full advantage of our competitive strengths.

The key elements of our strategy include:

- Increasing our capacities through greenfield and brownfield projects.
- Leveraging our project execution, operating skills and experience in building and managing captive power plants to develop a commercial power generation business.
- Continuing to focus on asset optimisation and reducing the cost of production.
- Seeking further growth and acquisition opportunities that leverage our transactional, project execution and operational skills.
- Consolidating our corporate structure and increasing the direct ownership of our underlying businesses to derive additional synergies as an integrated group.

Competitive strengths

We believe that we have the following competitive strengths:

- High quality assets and resources making us a low-cost producer in copper and zinc.
- Leading non-ferrous metals and mining company in India with a diversified product portfolio.
- Strong pipeline of growth projects.
- Experience for entry into commercial power generation business in India.
- Experienced and focused management with strong project execution and acquisition skills.
- Ability and capacity to finance world-class projects.

Chairman's statement





We are emerging as an exceptionally diversified metals and mining company, with world class resources. Our record of delivery continues with project completions on time, within budget and strong financial results.

Enhancing stakeholder value

Performance in 2007

I am delighted to report that your company has delivered another excellent year's performance in 2007. Consolidated group turnover was Rs. 24,387 crores, an increase of 86% over the previous year and consolidated EBITDA was Rs 10,141 crore, an increase of 152% over the previous year, primarily due to significant capacity expansions and an increase in commodity prices. Consolidated profits after tax were Rs. 6,327 crore, an increase of 184% compared with FY2006. Correspondingly, return on capital employed was 77% in FY2007 up from 30% in FY2006 at a group level.

We continue to make investments in organic growth projects that will drive sustainable long-term growth. We are emerging as an exceptional diversified mining company with world class resources. Our record of delivery continues with project completions on time, within budget and strong financial results.

Accelerating organic growth

The Rs. 5,700 crore organic growth programme announced at the time of Vedanta IPO is complete. We are currently impleting Rs. 9,370 crore organic growth programme accross our group aimed at creating significant capacities in our aluminium and zinc businesses, alongwith industry leading capital costs and record time to commissioning. This offers a solid foundation for continued growth and value creation.

Commercial power generation is an attractive growth opportunity in India. We began construction of a 2,400MW independent power project in Jharsuguda, at an estimated cost of Rs. 8,200 crore, scheduled for completion in 2010. India has large thermal coal resources of over 250 billion tonnes. The coal industry is in the process of government deregulation, which will enable us to obtain coal blocks for all our power plants.

These growth projects are fully funded and we believe will deliver superior returns on our capital investment. Rigorous discipline in evaluating projects and maintaining the financial flexibility of a strong balance sheet continue to underpin every single capital investment that we make.

Consolidation of minorities

The consolidation of our corporate structure remains a key pillar of our strategy. While we have made significant strides on this front, I believe further significant opportunities lie ahead of us, in respect of our buyouts of the minority stakes in BALCO and HZL. I look forward to reporting progress on these initiatives during the year.

ADS Offering

We successfully completed an American Depository Share issue of $2 billion with a primary listing on the New York Stock Exchange. At the time of its conclusion, this was the largest initial public offering in the United States of America by an Indian company. We believe that this US listing now offers us greater strategic visibility as well as access to the world's largest and highly mature capital market. I take this opportunity to welcome our new investors to the Sterlite family and thank them for the confidence that they have reposed in us.

People

The past year demonstrates the power of literally tens of thousands of high calibre individuals working together to move our organisation forward. It gives me great satisfaction to see where we are as a company as well as great enthusiasm for Vedanta's future. The women and men of our company have driven superior results by executing our ambitious targets, while remaining true to our values. The success story that I am able to report in this statement is due to their passion, commitment and contribution which deserve the highest praise and recognition.

I would like to thank all my fellow directors for their invaluable contribution to our strategic decision making as well as the healthy and constructive direction they provided to our management team.

Sustainable development

We recognise that the interplay of respect, responsiveness and responsibility can enhance value not just for our shareholders but for all our stakeholders, whether they are vendors, customers, neighbours, the community at large or the environment. It is this philosophy that has guided our strategy and performance over the last several years, delivering superior performance in the past and promising sustainability for the future.

We believe that good business is not just about adding value to a company and its stakeholders but also to the environment. Environmental consciousness is not just incidental to the company's culture but integral to it. In consonance with this philosophy, we continue to invest in environment friendly assets and technologies, rainwater harvesting system and extensive green belts in the locations of its existence.

We also believe that social consciousness represents a responsible and logical extension of our environment concern. In view of this, we have been engaged in a number of initiatives to strengthen our societal payback. All our locations are ISO certified, thus delivering the best results and world class systems.

Outlook

Our businesses are attractively placed to address the opportunities and challenges of the future.

A buoyant cash flow and robust balance sheet permits us to pursue world-class projects. The global demand for metals continues to be robust on the back of rising consumption from China, India and other emerging markets, derived from their industrial and infrastructure sectors. Besides, we expect to capitalise on attractive opportunities arising out of India's large mineral reserves, proximity to other growing economies and large inexpensive talent pools. It is these ground realities that give me the optimism that we will grow our businesses and continue to deliver superior returns to our growing family of stakeholders over the coming years.

I also take this opportunity to thank all our investors, customers and stakeholders and look forward to their continued support in future.

Anil Agarwal
Chairman

Enhancing stakeholder value

For the company



At Sterlite, growth has been achieved due to the company's strategic initiatives.

Sterlite maintained its leadership position in the copper cathode/copper rod and zinc in India, during the year under review, reflected in the following achievements at the consolidated level:

- 86% growth in turnover from Rs. 13,127 cr in 2005-06 to Rs. 24,387 cr
- 7% increase in the production of copper rods from 166,497 tonnes in 2005-06 to 177,882 tonnes
- 15% increase in the production of copper cathodes from 273,048 tonnes in 2005-06 to 312,720 tonnes
- 80% increase in aluminium production from 174,000 tonnes in 2005-06 to 313,000 tonnes
- 23% rise in production of zinc from 2,84,000 tonnes in 2005-06 to 3,48,000 tonnes
- First manufacturing company to raise $ 2.0 billion (Rs. 8,200 cr) on NYSE

Exports market

A consistency of presence and an ability to supply progressively larger volumes are critical to exports. In this respect, 2006-07 was a promising year, driven by an increase in production capacity, translating into rising volume.

Domestic market

We are working for increasing the demand for metals in the country with our initiatives, coupled with support from ICA/ICPCI.

Projects

Debottlenecking to 400,000 TPA

We have expanded our capacity from 300,000 tpa to 400,000 tpa during the year under review. Debottlenecking an incremental 100,000 tpa was achieved in a record eight months by the young team at Sterlite, Tuticorin, at a minimal cost of $ 22 million.

Smelter at Chanderiya

We are currently engaged in construction of a 170,000 tpa smelter in Chanderiya and debottlenecking initiatives for 88,000 tpa capacity in Chanderiya and Debari.



Enhancing stakeholder value

For our shareholders

The company's shares (Bloomberg: STLT IN) are listed on the Bombay Stock Exchange and National Stock Exchange in India. Over the last four years, the company has demonstrated a consistent increase in shareholder value. These have been unambiguously reflected in an increasing return on net worth, enhanced market capitalisation and rising shareholder value.

- The company's share price appreciated 34% from Rs. 350 per share as on March 31, 2006 to Rs. 468 per share as on March 31, 2007 (BSE)
- The company's market capitalisation increased from Rs. 19,548 cr as on March 31, 2006 to Rs. 26,149 cr as on March 31, 2007
- Total Shareholders' Return for the year 2007 was 35% and in absolute value it is Rs. 6,824 crores (Including dividend of Rs. 223 cr).


30,000
25,000
20,000
15,000
10,000
5,000
0
3,662
7,850
19,548
26,149
2004
2005
2006
2007

Market capitalisation (Rs.cr)

Sterlite Group enjoys a strong balance sheet and profit and loss account, a strong foundation for sustainable growth. Over the years, the company strengthened its financials in the following manner:

Consolidated

	2003	2004	2005	2006	2007
Gross profit margin	19.91%	23.80%	22.13%	27.54%	37.73%
Net profit margin	6.09%	9.70%	11.09%	15.25%	23.54%
Return on Net worth	15.22%	24.64%	16.75%	28.72%	46.50%
**Earning per share	43.96	60.59	68.26	29.68	78.77

Note: EPS 2006 ** After share split and bonus issue (five times)

Enhancing stakeholder value

For our customers



At Sterlite, we recognise that contemporary technology and a quality assurance system represent the most effective drivers of customer value. Over the years, the company not only invested continuously in cutting-edge technology but also reinforced its process discipline through the ISO 14001 (1996), OHSAS 18001 (1999) and ISO 9001 (2000) certifications.

Sales and marketing

Over the years, Sterlite entered into long-term customer partnerships, de-risking its business model. As a practice, regular customer visits and an efficient feedback mechanism have resulted in adequate and timely communication.

We enhanced customer satisfaction through web-based customer service, including SAP R/3. We have provided an online e-portal to our customers, through which they can get prices, news articles and account balances.

We provide our customers with various technical supports in their operations. Customer meets have been conducted round the year to facilitate better relationships.

Broad details about our customers' share in the market and other details of our group is as follows:

Copper: The 10 largest customers of our copper business accounted for approximately 25%, 32% and 34% of our copper business net sales in fiscal 2005, 2006 and 2007. No customer accounted for greater than 10% of our copper net sales in any of the last three fiscal years. We are one of the two custom copper smelters in India and had a 42% primary market share by volume in India in fiscal 2007, according to ICPCI. Our Tuticorin and Silvassa laboratories were certified for NABL 17025.

We are working with ICA/ICPCI in bringing the relevant downstream industries mainly in the energy sector, to propel the consumption in India.

Zinc: We produce and sell zinc ingots in all three international standard grades: Special High Grade (SHG), High Grade (HG) and Prime Western (PW). We sell most of our zinc ingots to Indian steel producers for galvanising steel and improving durability. Some of our zinc is also sold to alloy, dry cell battery, die casting and chemical manufacturers. HZL's 10 largest customers accounted for approximately 36%, 28% and 47% of its net sales in fiscal 2005, 2006 and 2007. No customer accounted for greater than 10% of HZL's net sales in fiscal 2005, 2006 or 2007. Approximately 55% of the zinc metal that HZL produced in fiscal 2007 was sold under annual contracts specifying quantity, grade and price.

Aluminium: BALCO's 10 largest customers accounted for approximately 38%, 42% and 40% of its net sales in fiscal 2005, 2006 and 2007. No customer accounted for greater than 10% of BALCO's net sales in the last three fiscal years. BALCO's key customers include conductor manufacturers, state road transport corporations, railways, defence contractors as well as electrical equipment and machinery manufacturers.

At Sterlite, we don't just manufacture and market; we also seek the customer's feedback with regard to the quality of our products and what value the customers were able to generate out of us. This feedback enables the company to make relevant asset and process modifications to strengthen the customer experience and generate repeat business.

Enhancing stakeholder value

For our channel partners/suppliers



The factors that helped the company to enhance value for its channel partners:

- A consistent increase in production capacity, warranting the purchase of a higher quantity of raw material.
- An ability to manage long-term partnerships with channel partners and suppliers.
- Superior supply chain management, resulting in lower raw material inventory and an increased sourcing frequency.

In the current year, we also implemented SAP – SRM (Supply Relationship Management) at Sterlite Tuticorin with an initial target of 100 vendors and later covering the complete vendor base. In this system we will reduce the time delays in executing orders and will also provide a better and effective procurement system.

We created an internal help desk to facilitate and enhance services to our suppliers and Channel Partners. We have an internal MIS in place to periodically monitor the level of services as well as a score card system to assess the effectiveness of our services to our vendors.

We have an entrepreneur development programme in place, small and upcoming vendors are given support to develop new products. We have a corporate philosophy in place, with clear guidelines on the process of tendering. We give a fair chance to all parties deal with us.

We also conduct internal audits of the commercial function, to enhance our focus on the system. The failures are analysed to further strengthen this system.

Vendors' meet

Vendors' meet in 2006-07 was conducted by the various businesses across the year to strengthen relationships with stake holders.

At Sterlite Tuticorin, the vendors' meet attracted 201 vendors represented by their Managing Directors in a number of instances; this meet provided an opportunity to all our prominent vendors to share their experience of working with us with the objective to reinforce the relationship.

Supply chain and logistics management

Supply chain and logistics management represents a critical part of the company's business both for inward and outward product movement. In view of this, the company involves its suppliers in strengthening the value-creation process. Through long-term agreements with suppliers, the company ensures business continuity and a win-win proposition for both.

Besides, an ongoing tracking of information on raw material sources and an online check on prices facilitates the procurement of low-cost material without compromising quality. A regular appraisal of stevedores and an efficient feedback mechanism reinforces the logistics management.

Enhancing stakeholder value

For our employees



Our human resources management works closely with all our businesses to achieve Vedanta's vision "to build an organisation having world-class capabilities and high performance culture by attracting, developing and retaining talented employees."

Given the people-intensive nature of the company's business and the company's recognition of its employees as critical stakeholders, it remained committed to its human resources function. The success of the company was primarily driven by the commitment and contribution of its employees. The HR processes and procedures followed in all the group companies ensured that the company continued to infuse talent in its various functions through a multifaceted recruitment process. The following represented milestones in 2006-07 with respect to the human resource functions:

Leadership Development – Stars of Business: ACT UP, the Accelerated Competency Tracking and Up-gradation programme, was conducted across various businesses with the objective of identifying Stars of the Business in a systematic assessment centre with the assistance of an external consultant. The Stars of Business group comprises high potential individuals ready to be provided accelerated growth opportunities and to assume enhanced roles and responsibilities. All participants were assessed based on Vedanta Competency framework of six competencies such as 'stretch and drive to achieve', 'business acumen', 'management of external environment', 'develops people and is a team player', 'thinks and acts strategically' and 'displays core Vedanta attributes'.

In the assessment process, all participants were assessed by the heads of departments against the following attributes: 'takes complete ownership and initiative', 'adopts the most creative, least expensive and low-cost duration path', 'possesses good inter-personal skills', 'voluntary involvement in CSR activities' and 'mentoring / coaching people'. Based on these assessment tools, eligible employees were classified as Stars of Business. This Stars of Business concept supports the organisation through the creation of successful managers and their onward empowerment to extend beyond their existing roles and responsibilities, and in doing so, enhance their confidence and ability to emerge as successful Business Leaders of Tomorrow for the Vedanta Group across the world.

Global Leadership Programme: Vedanta believes in growth from within and offers career progression opportunities on priority to existing employees. As an extension of this philosophy, a Global Leadership Programme was conducted to provide opportunities to Group employees to work in challenging assignments. This programme provides employees an international exposure so that they can leverage their core skills and emerge as change agents. This programme will help to create a bright and elite resource pool equipped to excel in a multi-cultural environment



ESOP: To inspire a sense of ownership and recognise consistent performance, employees were given shares under Long-term Incentive Plan and Short-term Incentive Plan of the parent company, Vedanta Resources Plc. To identify recipients, the employees were mapped across the parameters of Performance rating, Potential Rating (BLG/STAR and Risk vs Impact of Departure Analysis) and Key Positions/Criticality of Jobs.

Over the years, we have strengthened our people retention through the following initiatives:

- Enhancing their pride of association with Sterlite
- Attractive merit-based remuneration
- Opportunity to enhance knowledge
- Opportunity for career and experience growth
- Pride of involvement in our management through the Ideas@Sterlite concept

Enhancing stakeholder value

For society



"Corporate social responsibility is a commitment to improve community wellbeing through discretionary business practices and contribution of corporate resources."



Sustainable development balances economic growth, environmental protection and social equity. The concept recognises that corporate growth is as important as societal goals, specifically relating to environmental protection, social justice, equity and economic development for the public at large.

Sterlite practices this concept; it has enshrined the reconciliation of corporate and societal profit through its vision and mission.

At the company, we believe that a social consciousness is a responsible and logical extension of our business.


STERLITE INDUSTRIES INDIA LTD
AMBIENT AIR QUALITY MONITOR VALUES

Sustainable development report



Sustainable development is an integral part of our business philosophy. Our processes and performance have evolved on safety, health and environment in tandem with our sustainable development goals. We stay committed to continue to improve our performance in line with our HSE and Social Policy.

Our performance has shown positive trends across aspects of health, safety and environment.

Our approach

A process-based management system drives our sustainable development efforts:

1. Established governance structure, with Unit-level HSE Committees at Sterlite, HZL and BALCO, management and implementation teams
2. Institutionalised HSE and Social policies, management processes and systems
3. Setting targets with a focus on measuring and improving processes, activities and resources
4. Stakeholder inclusion and dialogue
5. Providing active support for enabling resources like manpower and training

Our focus

- Setting annual targets for performance improvement in safety, water management, energy conservation and a periodic monitoring of performance
- Initiatives to identify and develop options for the utilisation of wastes like fly ash, slag, gypsum and red mud
- Approving CSR plans and reviewing implementation status
- Identifying and developing CDM projects as a part of climate change initiatives and an opportunity to generate additional revenues
- Linking safety performance to the annual performance review for all executives

As the impact of our activities varies from region to region, each business unit has its own corresponding committee to drive the centrally initiated as well as local sustainable development initiatives.

The operations are also guided by the regulatory framework prevalent in terms of HSE matters and work closely with the authorities to identify and resolve any problems.

Enabling processes

Each business operation has developed relevant objectives and targets based on its past performances and current business imperatives, while delineating improvement programmes. A special emphasis was placed on propagating and implementing the requirements of Management Systems (ISO 9001, 14001, OHSAS 18001 and SA 8000), employee and contractor training as well as continual reviews/audits for performance evaluation through internal and external experts.

The training activities and programmes comprised the following:

- Induction training for new employees and contractors
- Refresher training for the existing workforce
- On-the-job professional training
- Specialised in-house and external training
- Advocacy and livelihood-related training for the surrounding communities.

As a standard operating philosophy, before commencing any project and/or process modifications, we carry out detailed investigations like environmental impact assessments, risk assessments, HAZOPs, social mapping and need assessments, which form the basis of our planning. Safety performance is a key agenda at all our review meetings.

In order to increase learning opportunities, we have enrolled ourselves with several professional bodies relevant to our business operations. In addition, our engagements with various internal and external stakeholders on a regular basis







ensured that we addressed mutual needs. The stakeholders were identified by the operations based on relevance of the issues to be discussed.

We engaged the Department of Social Work, Loyola College, Chennai, to conduct an impact study of our community initiatives, covering 1,050 respondents across 11 villages. Nearly 77% of the respondents indicated that the company's CSR programmes represented a positive intervention.

Sustainable development balances economic growth, environmental protection and social equity.

Environment: Sterlite is committed to the efficient use of all resources. In view of this, the company is actively engaged in effective water management, waste minimisation, recycling, air emission reduction, energy conservation and land stewardship. Over the years, the company has implemented its commitment to the charter on Corporate Responsibility for Environmental

Status of certifications to our Group HSE Management Systems

Company	Unit	ISO 14001: Certification	OHSAS 18001 : Certification
SIIL + CMT	Tuticorin smelter (SIIL)	Certified	Certified
	Silvassa copper refining facility (SIIL)	Certified	Certified
	Mt Lyell mine (CMT)	Not intended	Not intended
	Thalanga mine (CMT)	Not intended	Not intended
HZL	Rampura Agucha mine	Certified	Certified
	Rajpura Dariba mine	Certified	Certified
	Zawar mining complex	Certified	Certified
	Chanderiya smelter	Certified	Certified
	Debari smelter	Certified	Certified
	Vizag smelter	Certified	Certified
BALCO	Manipat mine	Certified	Certified
	Bodai-Daldali deposit (Kawardha mines)	Under certification*	Under certification*
	Korba complex	Certified	Certified

HZL's Debari and Vizag operations are also certified under SA8000

*BALCO - remaining are expected to be certified by Dec 2007

Positive intervention survey feedback


Aware
Utilised
Uniform/educational assistance
61
54
Eye camp
27
13
Drinking water
66
51
Child care centre
47
26
Self-help group
54
51
Medical camp
41
26
Tailoring centre
85
35
Health centre
93
83
Tuition centre
98
75
0
10
20
30
40
50
60
70
80
90
100
Percentage

Protection (CREP) issued by the Central Pollution Control Board through a significant reduction in sulphur dioxide emission, zero waste water discharge, improved hazardous waste handling and disposal as well as improvements in housekeeping and on-site plantations.

In view of these positive interventions, the company's plants were awarded the prestigious ISO 14001:1996 Environment Management Certificate by Det Norske Veritas B V Netherlands.

Water conservation: We recognise that access to clean and safe water will be an issue of growing importance throughout the world in general and in India in particular. Availability of water resources is a key business risk, which needs to be effectively managed by reducing fresh water consumption and increasing the recycling. We are committed to managing the water resources available to us with care.

In our endeavour to sustainable development, we have maintained zero effluent discharge status, right from inception of our plant through reusing and recycling waste water within the facility through an efficient water treatment system. Our Smelter complexes have been provided with effluent treatment plants and sewage treatment plants for adequate treatment of the waste water prior to recycling and reuse, thus reducing our fresh water intake into our system. Also, the utilization of rain water available in the rain water catchments facilities has further reduced our fresh water consumption. These efforts of ours have helped us to maintain our water



Protecting the environment

Water conservation | Energy conservation | Clean development mechanisms | Air emission reduction | Waste management | Green belt development

consumption, in-spite of quantum jump in production levels from 300 KTPA to 400 KTPA. Further to intensify our efforts towards reducing our specific water consumption, two Reverse Osmosis Plants are in pipeline, which shall get installed by 2007-08

Our various businesses have developed their own water strategies and have appointed water managers to design and implement specific water programme.

Over the years, the primary initiatives by the company in the areas of water conservation comprised:

- Installation of air coolers in the sulphuric acid plant helped reduce water consumption by nearly 60% over water-intensive cooling towers.
- The effective use of three sewage treatment plants (100 m^3/day), leveraging the CAACO process and the onward use of treated water in the greenbelt.
- Established rain water harvesting facility in the Sterlite Colony, protecting the underlying ground water level.
- Construction of a rainwater catchment pond (storage capacity 30,000 cubic metres) for rainwater collection; reuse is saving scarce raw water in southern Tamil Nadu.
- Interconnection of the blow down water to the phosphoric acid plant, reducing specific water consumption.

Energy conservation: At Sterlite, captive power generation has helped to reduce power drawn from the local electricity grids; waste heat has been utilised to generate steam required for process needs. Besides, Sterlite conducts internal and external energy audits; undertakes the identification of energy efficient projects and use of energy efficient equipment; it achieved a significant reduction in LPG and specific energy consumption. The company was awarded Excellent Energy Efficient Award in 2006 for the sixth time in the National Award for Excellence in Energy Management category by CII.

Clean development mechanism and carbon credits: Sterlite believes that energy sustainability and climate change are interlinked. Sterlite remain committed to address this global issue of green house emission through energy saving initiatives The company generates 9-10 MW of power through a waste heat recovery boiler in the ISA smelter. This initiative is being pursued to be identified as a Clean Development Mechanism project under the Kyoto Protocol, making it possible for the company to earn carbon credits from it. Carbon credits can be created from projects that either sequester carbon dioxide or other greenhouse gases or save greenhouse gases from being emitted using new technologies.

Air emission reduction: Sterlite continued to invest in processes and technologies with the objective to reduce gaseous emissions. This proactive approach helped reduce long-







term capital expenditure associated with environmental issues through the following initiatives:

- **Commissioning of an alkali tail gas scrubber:** At Sterlite, an alkali tail gas scrubber was commissioned at a cost of INR 80 million to reduce the SO2 emission levels below 1 kg/tonne of sulphuric acid produced and to improve the process efficiency beyond 99.9%.
- **Upgradation of cranes and ladle modification:** Crane capacities were upgraded from 60T to 80T; ladles that handled molten metal were upgraded from $7m^3$ to $10\ m^3$ reducing metal transfer time from 490 seconds to 432 seconds and fugitive emissions, while enhancing workplace hygiene.
- **Introducing matte spout in the slag cleaning furnace:** Matte pouring through the matte spout in the slag cleaning furnace replaced pouring through tapping, reducing revert generation and copper loss on the one hand, and improving workplace hygiene on the other. A reduction in the power consumption in the fugitive gas absorption system saved Rs. 16 million a year and eliminated the risk associated with tapers.
- **Installation of a gas collection system for the rotary holding furnace (RHF) matte port:** Gas collection system is being installed for the RHF matte port, which will further reduce fugitives during matte pouring and improve the workplace hygiene.
- **Turbo air ventilators in the refinery:** The installation of powerless turbo air ventilators at the roof of the refinery resulted in a complete fresh air ventilation solution. This also reduced temperature (3 to 7 degrees celsius) and energy use as no electrical power was required to operate the turbine air ventilators.

Waste management: As a responsible corporate, Sterlite does not just aim to fulfil its regulatory compliance; it has extended to voluntary reduction of waste generation (solid and liquid) at source through the following initiatives.

Waste treatment in different forms



Liquid waste treatment: All treated effluents from the four ETPs are collected in a final treated effluent holding tank. The treated water is stored in surge tanks and reused in the process. The solids separated in the ETP process are disposed safely in a secured landfill. A newly commissioned ETP 4 uses the sodium sulphide process, which reduces ETP cake generation.



Solid waste treatment: The company focuses on the responsible identification of solid waste, characterisation, quantification, segregation, storage and disposal. A Rs. 50 million secured landfill facility, approved by the statutory body, stores hazardous solid wastes safely, a practice prevalent only in some industries. ETP cake, scrubber cake and spent vanadium pentoxide were disposed in an onsite secured land fill. Other measures comprised the concretising of the ETP area to minimise land pollution and the use of piezometric monitoring wells around the solid waste site to monitor ground water quality.



Recyclable wastes: Oil wastes are sent for recycling to Ministry of Environment and Forest-authorised recyclers as per the Hazardous Waste Management Handling Rule, 2003.

- The company reported the highest ever sale of gypsum in 2006-07 through an improvement in quality.
- The Central Road Research Institute recommended the use of copper slag in embankments, sub-bases and the base layers of road pavements.
- The Tuticorin unit capped secured land fills as per CPCB guidelines. Under the supervision of the National Productivity Council (NPC), Delhi, SLF-2 was capped at a cost of Rs. 85 lacs in 2006-07.

- The construction of SLF-4 was undertaken in 2007 at a cost of Rs.74 million.

Reduction/substitution in hazardous/non-hazardous waste:

- **Sodium sulphide (Na_2S) treatment for reduction in hazardous waste in the copper smelter:** This process reduced the hazardous waste generated to 25 MTPD against 80 MTPD; the additional generation of 55 MTPD of pure gypsum enjoyed an attractive market value. The project is expected to yield positive results within six months.
- **Ferro sand:** Steps were taken for the reuse of ferro sand through the construction of a model slag road on the factory premises. A technical suitability study covering the use of copper slag in cement applications was carried out by the National Council for Cement and Building Materials (NCCBM), New Delhi, and a feasibility study on the use of slag in road construction was conducted by the Central Road Research Institute, New Delhi. The favourable results will enhance the use of slag in road building.
- **Gypsum:** The company reported its highest ever sales of gypsum to the extent of 1,006,846 MT in 2006-07 (417,553 MT in 2005-06) due to quality improvements.

Green belt development: The company made a concerted effort in maximising the green belt along its campus boundary and also maintained a green belt in the government hospital and district collectorate, Tuticorin. The company took up plantation at the Vallanadu shooting range police quarters and the Anawim Trust (Thiruchendur), a women's empowerment station. Nearly 5,000 saplings were provided to the ISHA Foundation in October 2006 as part of its campaign to plant 700,000 saplings in Tamil Nadu. A mango block was developed inside the plant premises, yielding fruit. In 2006-07, nearly 7,500 avenue trees were planted. A green house was developed in Sterlite Township and a lawn area of 10,000 sq ft was developed.

Health and safety: As a responsible corporate, Sterlite emphasised on occupational health and safety, resulting in plant and employee safety. Besides, the company strengthened its health and safety commitment through the OHSAS: 18001 Certification for Occupational Health and Safety Management and Systems by Det Norske Veritas BV Netherlands. The company is also a proud recipient of the British Safety Council Safety Award for two years.

Health

Towards mitigating the potential health risks, state-of-art technology & control measures had been adopted to reduce at source. Preventive health care system is provided to all employees through enforcement of wearing of suitable PPE's according to risks associated with the areas. Assessment of environmental conditions in work places is carried out regularly at all our operations to ensure clean work environment. Occupational Health lectures and First Aid training courses are organised to deal with emergencies.

The company's full-fledged occupational health centre on the plant premises is manned 24x7 by qualified doctors, male nurses and an ambulance service. All employees and their families are covered under the Mediclaim insurance.

All employees are examined once in a year for well person screening. In well person screening, check-ups such as height, weight, pulse, blood pressure, skin test, oral cavity, vision, abdomen, Chest X-ray, ECG, Pulmonary Function tests are being carried out.

The company also conducted rural health programmes through a three-pronged strategy of prevention, diagnosis and treatment. The company has provided healthcare for the neighbourhood community through the following projects:

- The frequent organisation of awareness campaigns and health exhibitions-cum-seminars in nearby villages to enhance awareness and prevent disease outbreak.
- Active support for campaigns like pulse polio immunisation and health programmes organised by the National Blindness Eradication Society.
- Provision of infrastructure to nearby public health centres and district headquarters hospital to help them provide better rural healthcare.
- Establishment of rural health clinics where qualified doctors treat patients and free medicines are distributed, benefiting some 12,000 patients a year.
- Conducting of monthly health camps on the outskirts of Tuticorin and coastal slums where patients get the benefit of a general screening and free medicines, benefiting around 6,000 people a year.

Safety consciousness

The company's commitment towards environment goes hand-in-hand with safety. The company encourages a sense of responsibility in each plant individual through a culture of training, safety audits, international benchmarking and process improvements.

A culture of safety

Training: To enhance safety, training (initial and periodic) was provided to all employees and contractors. The 5S Training positioned safety as a way of life; the culture was reinforced through a documentation discipline that comprised a recording of all relevant incidents (including first-aid cases and near-misses) at all units. During 2006-07, around 5,565 employees (including contractors) were provided HSE training; programmes were also conducted by the National Safety Council, other external agencies and internal faculty. Topics comprised safety implementation techniques, personal protective equipment, safety in maintenance activities, confined space entry, fall protection / work at heights, material handling, chemical safety, behavioural safety, electrical safety, road safety and hazardous chemical transportation for truck drivers. Programmes were conducted in the area of health and personnel-oriented aspects such as demonstration of breathing apparatus, life saving techniques using a mannequin, ergonomics beyond back pain, first-aid and AIDS awareness.

Fire: Importance was placed in the protection of property and personnel. The existing fire prevention system was strengthened through a water blanketing system for the LPG storage area on the eastern and southern peripheries. The company initiated the exercise to procure foam-cum-DCP fire tender for tackling oil and metal fire. Besides, other installations comprised a wireless smoke detector in the records room, a multipurpose aqua jet nozzle for tackling different fire stages, a Nomex fire fighting suit and air compressor for refilling SCBA and AFT cylinders. A fire protection manual detailing the facilities and guidelines of human response in the event of a fire, is readily available. Among the periodic checks comprised the maintenance of a hydrant system-cum-extinguishers, painting of lines, hydraulic pressure testing of dry chemical powder extinguishers and CO_2 fire extinguishers.



Safety audits

External safety audits

Expert external agencies were engaged for various studies. These comprised the HAZOP study for the effluent treatment plant, a safety audit for LPG, FO, HSD and LSHS lines (storage to user end), a safety audit and logistics study of hot metal carrying EOT cranes in the smelter and safety audits by PriceWaterhouseCoopers.

Internal safety audits

- A monthly audit by HSE stewards, concentrating on health, hygiene, house keeping, safety and environment.
- QESMS internal audit every three months.
- Periodic inspections by the HSE Department in the area of critical safety systems and equipment (safety shower and eyewash inspection, coupling guard inspection, fixed ladder and staircase inspection, crane limit switch inspection, conveyor pull cord inspection, checking of fire extinguishers and hydrant points, checking of forklifts/heavy vehicles, audits on work permit system and internal plant audit) by a high-level team.

Recommendations of audits

During the year, these audits looked at the operations for identifying risks and hazards, whilst also recommending preventive measures. These audits have provided valuable feedback to the operational teams to assist with improving safety risks.




ETP-4

CASE STUDY 1

Fly ash bricks entrepreneur

Korba district is a hub for thermal power generation. Consequently, ash is generated in plenty and the disposal and utilisation of fly ash is a challenge. BALCO's Samriddhi project aimed to train local youths in making bricks from fly ash, providing them with a sustainable source of livelihood. We connected with TARA (Technology and Action for Rural Advancement) and NGO for technology and training, procuring 20 units of machines that helped engage 80 unemployed youths.

Devki Nandan attended a one-week training organised by BALCO. Within a record 10 days, his group produced 16,000 bricks and started supplying it in the market at the rate of Rs. 1,500 per thousand. The cost of production per thousand bricks was Rs. 900. At this rate his group was saving Rs. 600 per thousand. However, his group was facing problem in transporting fly ash from the steam plant. BALCO arranged for the roster-based dumping of fly ash at identified locations, reducing costs and increasing profitability.

With this success, we are exploring newer markets and encouraging more entrepreneurs.

CASE STUDY 2

38.4-MW wind farm in Jamnagar, Gujarat

Most of the power generated in India is through thermal power plants, given the large coal reserves in the country.

We run our own captive power plants to meet the requirements of our mining and smelting operations at all our locations. These operate at a high PLF and low auxiliary consumption compared to the power utility plants.

We aim to generate 10% of our energy requirement through green energy. HZL has taken a step forward in this direction through the use of renewable sources by placing a turnkey contract for a 123-MW wind power project. The first phase of 38.4 MW was commissioned ahead of schedule in March 2007 in Gujarat. The balance part of the project is under execution and will be progressively commissioned during 2007–08.

CASE STUDY 3

Effluent treatment plant in Tuticorin

The most common method to treat effluent water from a copper smelter is ferric sulfate-lime treatment, in which the hazardous waste generation is extremely high. In continuation of Sterlite's efforts to maintain zero discharge, improve the treated water quality and reduce hazardous waste, a new plant based on sodium sulfide-lime treatment process was set up. The treated water quality improved substantially with a 35% reduction in sludge generation. We also installed the primary clarification system as a part of this process. Earlier, solids were disposed of in the secured landfill (SLF). With the primary clarification system in place, the load on SLF has reduced. This system will also collect copper and other precious metals in the primary process and recycle them back to the smelter, which were otherwise being lost in the effluent. The entire process is fully automated and centralised.




Sterl dustries India Lt



Corporate social responsibility

Our vision is to enhance the quality of life of the communities in and around our manufacturing plants. Our CSR initiatives have been prioritised based on local needs. We have three key areas of investment - social investment, comprising health, education and livelihood, bio-investment with a focus on water harvesting, agriculture, animal husbandry, infrastructure development, as well as environment conservation through social forestry.

We work in 11 villages reaching out to more than 12,000 people with a full-time team comprising three professionals, 47 honorary coordinators and 10 village volunteers.

Our corporate social responsibility has been driven by a tripartite approach, pooling government resources and NGO field expertise. In doing so, we supplement rather than substitute. We act as a catalyst in bridging community needs and resources leading to sustainable development. We actively engage communities in the planning and implementation of CSR activities through Participatory Rural Appraisal and Focused Group Discussions.

Initiatives 2006-07

Education: Our educational initiatives focus on improving school results and reducing school drop-outs, enabling rural children to compete with their counterparts in the other schools. This is facilitated through the following initiatives:

- **Special coaching:** We run 15 evening study centres in the economically backward zones of Tuticorin, reaching out to over 1,200 students daily. A comparison of marks between quarterly and half-yearly exams revealed an improvement in the pass percentage from 68% to 75%. Parent-teacher meets encourage active parental participation in the promotion of education.
- **Scholarhsips:** We award Scholastic Excellence Awards to district toppers in SSLC and HSC as well as cash awards to rural students securing more than 80% in public exams. Notebooks and uniforms are given annually to more than 1,400 students ensuring a continuity in education. We also instituted five scholarships in V.O.C. College (Tuticorin) to support economically backward and meritorious students.
- **Advocacy and awareness:** We conducted a series of school programmes in partnership with the Education Department to enhance educational awareness through district-level competitions, World Literacy Day and career guidance. School and college students visit our plant premises to experience a first-hand feel of the industry.
- **Child care:** We adopted and supported 20 child care centres in nine panchayats within a 10-km radius in consultation with the ICDS (Integrated Child Development Services), with infrastructural support like setting up kitchens, fencing and play materials.

Health: Our holistic approach in rural health care emphasises the preventive, curative and rehabilitative aspects of health through the following initiatives:

- **Access to quality healthcare:** Our five rural health clinics in the neighbourhood provide health access to two panchayats on a weekly basis, covering a population of over 5,000 people. These centres offer patients with free health screening, medicines and referral services. These centres in three panchayats are equipped with appropriate medical equipments and emergency vehicles.
- **Special health camps:** Besides rural


vedanta
Industries India Ltd.


vedanta
Sterlite Industries India Ltc


YOUTH LEADERSHIP PROGRAMME

health clinics, a full-fledged medical team also organises monthly mobile health camps on the outskirts of Tuticorin and coastal slums. These camps offer patients with general screening and treatment with free medicines. A police health camp, breast feeding awareness camp and eye camp were some need-based initiatives taken up in partnership with schools and colleges.

- **Drinking water:** We partnered with the Central Government on 'Swajhaldhara', to provide potable drinking water to villages. This project benefitted 20,000 people in 43 villages in and around Tuticorin. The company also supplies a tanker of drinking water daily to the nearby village of Milavittan, bringing to an end miles of trekking for this resource.

Women empowerment: The Sterlite Women Empowerment Project was initiated with a view to empower rural and coastal women. Launched by District Collector Shri. V. Chandrasekaran in March 2005, the project has 191 self-help groups with 2,744 women members, and collective savings of 13,64,000. More than 45 groups have embarked on income generation activities within only 18 months of formation.

We engaged six NGOs as partners for this project, helping the women plan and assume the ownership for their initiatives. The income generation activities varied from prawn pickle, dry flower making, household provisions supply, candle making, milk vending, rabbit rearing, vessel renting and petty shops. These self-help groups also sold their products in seven district level exhibitions, earning revenue and being exposed to customer needs.

Employee volunteerism: We encourage the participation of our employees in all our Social initiatives. Some of our employees volunteered their time with children helping them improve their pass percentage at the evening study centers. While some guided the SHG's on ways to enhance the markets and their revenues. Others contributed to value add to the existing programmes with their skills; while some took an active part in venue arrangements, registration during events, serving food and organizing events. Employees also participated whole heartedly in the Pongal celebrations and polio eradication initiatives of the local communities. The volunteers were recognized b y the company in the 'Employee Communication Meets'.





CASE STUDY 1

Taking TQM to schools through Sterlite

Schools were there so were the teachers but where were the children? A concerned Sterlite approached the issue the Total Quality Management (TQM) route. A brain storming session with employees and a review with stakeholders (children, teachers, parents and the government) helped to identify the root cause and possible solutions. The concerns were poor teaching systems, parental apathy, ignorance about career options as well as a lack of aspiration, adequate infrastructure, guidance and support. The first step the company took towards this was to set up Evening Study Centres (ESC) where children could come for guidance and study. Today the company conducts 15 ESCs working closely with over 1,200 students with the objective of controlling dropouts by ensuring a continuity in education, 100% enrolment and supporting children with scholarships. The focus is "From Education to Employability', paving the way for overall student development. The teachers selected from the same villages have the advantage of knowing the children, who were dropouts well in advance, facilitating the process. They classified children in two age groups —Group 1 comprising rank holders where the intervention strategy was motivation, and Group 2 students comprising those who had failed or not fared well and needed special coaching as an intervention. The common thread of the interventions was peer pressure and group dynamics. "In the two hours that we spent at the centre, the first hour was devoted to reading our course books and the second hour to clarifying doubts and group learning. In the first phase of their TQM approach Sterlite addressed three centres and ensured a 100% pass in each of these centres," says, 18 years old Shenbagavalli. "I am currently pursuing my second year chemistry in the local college. I first joined the ESC when I was in Class VIII. These centres are a boon. Their focused way of teaching and coaching has helped me be where I am today. Now I volunteer at the ESC as and when I can manage time."

CASE STUDY 2

Barefoot agriculturist made the difference

Productive livelihood is one of our primary development goals both in farm and non-farm based sectors. For various reasons like erratic rainfall, mono-cropping, lack of proper knowledge and irrigation facilities, farming is perceived to be less remunerative.

At HZL, BALCO and VAL, we planned agriculture projects suited to the local topography to improve the agricultural





produce and ensure an optimal utility of water and land.

A need assessment by BALCO discovered the availability of abundant resources for cash crops like perennial source for irrigation, land and a market to cater to in Korba. We named the project Kadambari. Our interventions started with dialogues and the formation of village development committees. The model plot in village Dondro was developed to demonstrate cash crop farming. As a pilot, the BALCO team insisted that we grow vegetables on small chunks of land along with paddy. Their objective was three fold – to help us change the cropping pattern to cash crops, sensitise us on the benefits of diversified cropping and ensure that farming became a sustainable source of livelihood all the year round. Along with the District Horticulture Department, the team provided intensive training to 410 farmers on different aspects of farming. Irrigation schemes were initiated for five acres of land for fruit cultivation and 59 acres for vegetable and floriculture. Vermicompost along with the additionally slurry from the 50 bio gas plants served as a rich source of manure. Benefits from cash crops were attractive. A farmer who earns about Rs. 4,500 per acre through paddy cultivation now earns Rs. 17, 000 per acre with vegetable and floriculture, according to Harihar Singh Kawar, 51.

"I own five acres of land and would take one paddy crop during the year. My fields did not produce enough to sustain my family for the entire year. This year I had a bumper crop of vegetables, with a turnover of Rs. 14,000."

CASE STUDY 3

A report card on the midday meal programme at HZL

The public-private partnership between the State Government of Rajasthan, Naandi Foundation and Hindustan Zinc made progress towards setting up six hi-tech kitchens in the three districts of Chittorgarh, Bhilwara and Udaipur, providing nutritious meals daily to 1.5 lakh children and beyond in more than 1,500 schools of these





districts, with an investment of Rs. 3.6 cr. We commissioned two kitchens in 2006. The remaining four shall be commissioned by the end of the current financial year.

"Chittorgarh would become the only district in the entire country to be covered comprehensively under this project. Until now, hi-tech kitchens mostly catered to urban and semi urban areas, but these four kitchens of Chittorgarh district will cater to remote rural pockets. We thank Anil Agarwal, Group Chairman-Vedanta Resources, for his support and shared vision," said Sudhans Pant (IAS), Mid-Day Meal Director, Rajasthan.

A recent study by the World Bank at Chittorgarh assessing the mid-day meal scheme showed that enrolment in schools was up by 64% and the enrolment of girls was up by 58%, endorsing the critical role of a nutritious meal as a key factor in the continuity of education. Basantilal Pancholi, Head Master, Det Middle School, Chittorgarh, endorses: "The Gangrar kitchen helped us focus on academics and presented a challenge to improve our annual school results. I was pleasantly surprised to know from Naandi Foundation that the nutritional value of 45 kcal per meal is almost double the national nutritional standards for the targeted age group." Inspired by the kitchen during one of their visits, Basantilal's school children penned this poem:

Hi-tech kitchen ka khana muh mein paani laya,

Main school mein samay per aaya
Ab swadisht khana milta hai,
Padhne mein bhi man lagta hai,
Zinc walon ki yeh anokhi den,
Hum bachchon ke man ko bhaata hai.

(The meals from the hi-tech kitchen are sumptuous. Now we reach school on time. We enjoy our meals and study hard too. This novel gift from Zinc has won our hearts.)

The responsibility to provide quality meals on time in the remotest schools keeps us and our partners on our toes. We are convinced that this tripartite social investment will be one of the prime factors contributing to education.

Management discussion and analysis

BUSINESS OVERVIEW

Business outlook

The global metal outlook continues to be healthy backed by robust demand from China and other emerging markets (including India). India demonstrated a GDP growth of slightly over 9% in FY 2007 with corresponding industrial growth at 11%. This trend is likely to continue into FY 2008 as the countries continue to invest in infrastructure development, industrialisation and sectoral reform. At current estimates of growth, the world will need an approximate additional 2 million tonnes per annum of aluminium, 0.75 million tonnes of copper and 0.5 million tonnes of zinc, which augur well for our growth.

Metal production across all our operations will improve in FY 2008 as a result of a fuller capacity utilisation following expansion and debottlenecking completed in FY 2007. Following an improvement in scale and productivity, production costs per unit are expected to decline, enabling the company to emerge in the top decile of the world in terms of cost competitiveness.

The company's various projects are progressing on schedule. The progressive increase in volumes coupled with low production costs provides the company with an opportunity to ride the global demand growth and relatively insulate itself from a downslide in the commodity cycle.

Copper business

Demand and markets

Global refined copper consumption increased from 16.9 million tonnes in CY 2005 to 17.5 million tonnes in CY 2006, an increase of 3.5%. This rate is expected to sustain in CY 2007, driven mainly by a growing demand from the construction and power sectors. Asia and Western Europe cumulatively account for nearly 72% of the global refined copper consumption. With a compounded annual growth rate of 7.6% between CY 2001–2006, Asia is currently the fastest growing copper market in the world and is expected to report stronger growth on account of a growing consumption of electric wires and cables.

Global refined copper production increased from 16.6 million tonnes in CY 2005 to 17.4 million tonnes in CY 2006, an increase of 5.1%. Global production is expected to further increase to 19.2 million in CY 2007, primarily due to the commissioning of new smelters in China, Africa, India and Japan.

In India, refined copper consumption increased at a CAGR of 8.9% between CY 2001 and 2006. It was supported by a strong growth in user segments such as winding wires, power cables and other applications in construction, infrastructure and alloy segments, offset by a decline in the demand for copper used in jelly-filled telecom cables. Refined copper consumption in India is expected to grow in line with GDP growth.

Copper stock and price

In CY 2006, global copper prices averaged around US$6,700 a tonne, 83% higher than the average price of around US$3,700 a tonne in CY 2005. Global copper production was constrained by labour disputes, natural disasters and production disruptions, with the result that global copper stocks remained low, particularly in the first half of 2006. However, after reaching a high in May 2006 of around US$8,800 a tonne, prices declined substantially in the latter part of 2006. Stocks of copper held by metal exchanges (London Metal Exchange, COMEX and the Shanghai Metal Exchange) increased by around 78,000 tonnes in the second half of 2006 and again in early 2007, reaching over 260,000 tonnes in mid-January, the highest since 2004. This extended the price decline from December 2006 levels by around 10% in January 2007.

Copper segment

Business overview

Our copper business comprises three major operations — smelting, refining and by-product processing. Sterlite is the leading copper producer in India, the operations comprising a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant in Tuticorin (southern India), a refinery and two copper rod plants in Silvassa (western India) and Mt. Lyell copper mine in Tasmania (Australia).

Copper – India/Australia

The performance of our copper – India/Australia business in FY 2007 is set out on following page:


kt
$/tonne
1,400
1,200
1,000
800
600
400
200
0
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Comex stocks
LME price
LME stocks
JAJO 1998
JAJO 1999
JAJO 2000
JAJO 2001
JAJO 2002
JAJO 2003
JAJO 2004
JAJO 2005
JAJO 2006
JAJO 2007
Source : Brookhunt

(In Rs. crore, except as stated)

Particulars	2006-07	2005-06	% Change
Production volumes ('000 MT)			
— Mined metal content	28	34	(18)
— Cathodes	312.72	273.05	15
— Rods	178	166	7
Cash settlement prices ($/t)	6,984	4,099	70
Unit costs (USc/lb)	6.1	6.1	-
Realised TC/RCs (USc/lb)	31.1	23.1	35
Revenue	11,727	7,358	59
EBIDTA	1,814	1,069	70
EBIDTA margin	15	15	6
Operating profit	1,420	777	83

Production performance

Production of copper cathodes at our Indian operations was 313,000 tonnes in FY 2007, an increase of 15% compared with FY 2006. This was largely on account of the innovative debottlenecking of our Tuticorin smelter to 400,000 tpa. Production is steadily increasing and contributed 89,000 tonnes in the fourth quarter of 2006-07 with a production close to rated capacity in March 2007. Our Tuticorin smelter undertook a planned shutdown for eight days in April 2007 for carrying out modifications and improvements in the sulphuric acid unit. The smelter has resumed production at its rated capacity. The production of copper rods was 178,000 tonnes in FY 2007, an increase of 7% compared with FY 2006.

Mined metal production at our Australian mines was 28,000 tonnes in FY 2007 as against a production of

34,000 tonnes in FY 2006. Production in FY 2006 included the output of 4,000 tonnes from TCM. TCM's operations were closed in the first half of FY 2006. The production at the CMT mine was impacted due to a temporary two-week disruption in mining as a result of minor rock fall. Following an investigation of the incident by an independent expert, the site was declared safe and mining activities were restored in March 2007. Production has now picked up to normal levels. CMT supplies 9% of the total concentrate requirements of the Indian copper smelting operations.

Unit costs

Unit conversion costs, which comprise smelting and refining costs, remained at around 6.1 USc/lb. Higher energy prices, which impacted costs, were offset by higher credit for free metal due to higher LME prices. Production costs are expected to decline following increased volumes and productivity.

Treatment charges and refining charges (TCRC)

FY 2007 saw a yet another year of attractive TCRC, driven by the highest-ever TCRC/PP package established under 2006 long-term frame contracts and attractive spot TCRC during the early part of the year. Sterlite benefited from high copper prices; TCRC realisations increased substantially to 31.1 c/lb from 23.1 c/lb in FY 2007.

Sterlite was largely insulated by the volatility in the spot market during the year under review due to the purchase of a large chunk of concentrate through proactive long-term contracts with mines and captive feed.

The concentrate market is expected to be in a state of deficit for the next couple of years, which could result in a softening of TCRC terms for the company in the coming year.

Sales

Sales in the domestic market increased 10.4% to 117,000 tonnes in FY 2007, primarily due to an increase in the demand from the electrical and power sectors. The company exported 195,000 tonnes of copper cathodes and copper rods to key overseas markets like the Middle East, China, Japan, the Philippines and Thailand. The company continued to develop a growing customer base for the export of copper rods. Tuticorin copper cathodes received the LME registration as Sterlite-T.

Financial performance

Revenues in our Copper – India/Australia business increased 59% to Rs. 11,727 cr in FY 2007, with a corresponding EBIDTA of Rs. 1,814 cr, up by 70% over FY 2006. The increase in EBIDTA was attributable mainly to better TCRCs, higher volumes and an increased contribution from CMT as a result of high copper prices, which more than offset the reduction in import tariffs on copper from 7.5% to 5%. This became effective from the last week of January 2007.

Zinc business

Demand and markets

The global zinc consumption increased from 10.6 million tonnes in CY 2005 to 11.3 million tonnes in CY 2006, an increase of 6.6%. This trend is expected to sustain on account of double-digit growth in China, India and other emerging markets. This growth is being principally derived from the steel galvanising sector, which is in turn being driven by the robust demand from the automotive and automotive component industries.

The global zinc production increased from 10.1 million tonnes in CY 2005 to 10.6 million tonnes in CY 2006, an increase of 4.9%. This is expected to increase to 11.6 million tonnes in CY 2007 due to the commissioning of new smelters. The consumption of refined zinc in India increased at a CAGR of 9% between CY 2003 and CY 2006, primarily on account of galvanising sector growth, which currently accounts for an estimated 70% of total consumption. Galvanising is primarily applicable in sheet, tube and structural products. Applications in the construction and infrastructure sectors are also increasing, strengthening the overall market growth.


$/tonne
kt
Zinc Price (LHS)
LME Stocks (RHS)
4,800
4,400
4,000
3,600
3,200
2,800
2,400
2,000
1,600
1,200
800
400
800
700
600
500
400
300
200
100
0
Jan. 2000
Jun. 2000
Dec. 2000
Jun. 2001
Dec. 2001
Jun. 2002
Nov. 2002
May 2003
Nov. 2003
Apr. 2004
Oct. 2004
Apr. 2005
Oct. 2005
Mar. 2006
Sep. 2006
Mar. 2007

Source : Brookhunt

BUSINESS OVERVIEW

Zinc segment

Business overview

Our zinc business is operated by HZL, India's leading and only fully integrated zinc-lead producer. HZL's zinc operations include three lead-zinc mines, two zinc smelters, one lead smelter and one lead-zinc smelter in Rajasthan (north-west India) as well as one zinc smelter in Andhra Pradesh (south east India).

The performance of our zinc business in FY 2007 is set out in the table alongside.

(In Rs. crore, except as stated)

Particulars	2006-07	2005-06	% Change
Production volumes ('000' MT)			
— Mined metal content	505	472	7
— Refined metal	348	284	23
Average LME			
Cash settlement prices ($/t)	3,581	1,614	122
Unit costs ($/lb)			
— Including royalty	862	691	25
— Excluding royalty	606	575	5
Revenue	8,560	3,877	121
EBIDTA	6,644	2,410	176
EBIDTA margin	78	62	25
Operating profit	6,257	2,153	191

Production performance

Mined metal production from all our mines was 505,000 tonnes in FY 2007, an increase of 7% from FY 2006, primarily due to an increase in output from our Rampura Agucha mine. Total refined zinc metal production during FY 2007 was 348,000 tonnes, compared with 284,000 tonnes in FY 2006, up by 22.5%. The increase in refined metal production was primarily due to the ramp-up of our new Chanderiya hydro smelter, which produced 136,000 tonnes in FY 2007 and achieved 13,500 tonnes in March 2007, close to its rated capacity.

The production of lead during the year under review was 45,000 tonnes compared with the previous year's 24,000 tonnes. The Ausmelt plant has now been stabilised and the company expects to achieve its rated capacity by the end of the second quarter of the current financial year.

Unit costs

The unit cost of production, excluding royalties, in FY 2007 was $606 per tonne, higher by $31 per tonne compared with FY 2006. Unit costs rose primarily due to lower realisations of by-products and higher manufacturing expenses, which were largely offset by the benefits arising out of the stabilisation of the power plant. Royalties, which are LME-linked, were $256 per tonne in FY 2007 compared with $116 per tonne in FY 2006. Overall costs were at $862 per tonne in FY 2007 compared with $691 per tonne in FY 2006.

Sales

The company marketed 350,000 tonnes of zinc during the year under review in the domestic and export markets, an increase of 8.3% over FY 2006, on the back of increased production from the new Chanderiya hydro-smelter. In addition to refined zinc metal, the company also marketed 254,000 dry metric tonnes of zinc concentrate containing 133,000 tonnes of equivalent metal and 59,000 dry metric tonnes of lead concentrate containing 28,000 tonnes of equivalent metal.

Financial performance

Revenues from our zinc business more than doubled to Rs. 8,560 cr with a corresponding EBIDTA of Rs. 6,644 cr in FY 2007, primarily due to higher metal volumes and LME zinc prices, which more than doubled over the previous year.

Aluminium business

Demand and markets

World primary aluminium consumption increased from 32.0 million tonnes in CY 2005 to 34.7 million tonnes in CY 2006, an increase of 8.4%. This growth is expected to sustain at similar levels on account of increased demand in China.

The global production of primary aluminium increased from 32.0 million tonnes in CY 2005 to 34.0 million tonnes in CY 2006, an increase of 6.3%. This growth is expected to reach 38.0 million tonnes in CY 2007 due to the rapid implementation of new capacities, ramp-up of idle capacities in China, smelter restarts in the US and Germany as well as expansions in India, the Middle East, Russia and South America.

The majority of aluminium produced in India is consumed in the building, construction, transport, electrical appliance, equipment and packaging industries. Indian demand for primary aluminium increased at a CAGR of 12% between CY 2001 and CY 2006 on the back of high demand from the electrical, construction and transportation sectors.

Electrical applications continue to be the largest end-use sector in India, consuming approximately 35% of aluminium production in CY 2006 as a result of the continuing drive to provide electricity throughout the country.

The transportation sector is a major consumer, contributing approximately 22% of the demand, although average aluminium use in Indian-made automobiles is still approximately a third of that in western-made automobiles. The demand coming out of India is likely to be robust on account of an impressive GDP growth being projected.

Aluminium stock and price



LME aluminium stocks (kt)
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Apr. 03
Jul. 03
Oct. 03
Jan. 04
Apr. 04
Jul. 04
Oct. 04
Jan. 05
Apr. 05
Jul. 05
Oct. 05
Jan. 06
Apr. 06
Jul. 06
Oct. 06
Jan. 07



Three-month aluminium price at LME (s/t)
3,500
3,300
3,100
2,900
2,700
2,500
2,300
2,100
1,900
1,700
1,500
Sep. 04
Nov. 04
Jan. 05
Mar. 05
May. 05
Jul. 05
Sep. 05
Nov. 05
Jan. 06
Mar. 06
May. 06
Jul. 06
Sep. 06
Nov. 06
Jan. 07
Mar. 07

Source: Brook hunt

Aluminium segment

Business overview

Our aluminium business comprises BALCO, a partially integrated aluminium producer with two bauxite mines, one refinery, two smelters, a fabrication facility and two captive power plants in Korba (central India). Our primary products comprise aluminium ingots, rods and rolled products.

The performance of our aluminium business in FY 2007 is set out in the table alongside.

(In Rs. crore, except as stated)

Particulars	2007	2006	% Change
Production volumes ('000 MT)			
— Aluminium	313	174	80
Average LME			
Cash settlement prices ($/t)	2,663	2,028	31
Unit costs ($/lb)			
— BALCO Plant 1	1,510	1,497	1
— BALCO Plant 2	1,687	2,045	(18)
Revenue	4,100	1,892	117
EBIDTA	1,683	545	209
EBIDTA margin	41	29	42
Operating profit	978	231	324

Production performance

Production of 313,000 tonnes of aluminium in FY 2007 was 80% higher than the previous year's production of 174,000 tonnes. This was primarily due to an increase in production arising out of the full ramp-up of our new Korba smelter, which produced 208,000 tonnes during the year. The stabilisation process of our new Korba smelter was quicker than estimated. As a result, the plant consistently achieved rated capacity in the last two quarters, the fourth quarter output being placed at 62,000 tonnes. The captive power plants in Korba continued to operate at their rated capacities.

Unit costs

The unit costs of BALCO's existing plant were broadly stable at $1,510 per tonne in FY 2007 compared with $1,497 per tonne in the previous year. The increase was primarily on account of higher input prices of carbon and fluoride. which were largely offset by savings in power costs due to better operational efficiencies achieved at the power plants. The unit cost of BALCO's new plant was $1,687 per tonne in FY 2007, a significant reduction from $2,045 per tonne in the previous year. This reduction was the result of a full ramp-up of the new Korba smelter coupled with a softening in global alumina spot prices. Manufacturing costs, excluding alumina, declined appreciably to $740 per tonne compared with $885 per tonne in FY 2006, despite a pressure on input costs. The reduction was mainly due to the stabilisation of operating parameters in the smelter and operational efficiencies at the 540-MW captive power plant. The company continued to source alumina from third party vendors and achieved an average consumption cost of $947 per tonne of aluminium produced, a reduction from $1,160 per tonne in the previous year, mainly due to a gradual softening of global alumina prices.

Sales

Following the ramp-up of the new Korba smelter, the challenge was to increase sales substantially in the domestic and export markets. The company increased its share of the domestic market and also developed export markets in South East Asia, the Middle East and Europe. It achieved export volumes close to 100,000 tonnes in FY 2007. It also obtained the LME registration for aluminium ingots of the new Korba smelter under the brand 'BHARATAL', which improved product acceptability and realisations.

The company continued to enrich its sales mix with a higher proportion of value-added products (rolled), which rose by 26.1% in FY 2007 to 58,000 tonnes, including the export of hot rolled products. Sales of wire rods also increased to 107,000 tonnes on the back of higher production.

Financial performance

Revenues from our aluminium business in FY 2007 increased by 117% to Rs. 4,100 cr, with the EBIDTA at Rs. 1,683 cr, an increase of 209% compared with FY 2006. The increase was primarily due to a substantial increase in production volumes from the new Korba smelter, improved product mix and higher realisations.

Commercial power generation business

Industry overview

The Electricity Act was enacted in 2003 to eliminate multiple legislations governing the electricity generation, transmission and distribution sectors; it also intended to address systemic sectoral deficiencies. The key provisions of the Electricity Act allowed for the de-licensing of power generation, providing an open access in power transmission and distribution, unbundling of SEBs, compulsory metering of all consumers and stringent penalties in electricity theft. It also included provisions to facilitate captive power plants. The Electricity Act read with the recently notified National Tariff Policy in January 2006 mandates that all future power purchases by distribution licensees must be based on competitive bidding to obtain the benefits of reduced capital costs and efficiency of operations through competition.

Installed capacities

As of March 31, 2007, India's power system had an installed generation capacity of approximately 132,329 MW. The Central Power Sector Utilities accounted for approximately 34.2% of total power generation capacity as of March 31, 2007, while the various state entities and private sector companies accounted for approximately 52.9% and 12.9% respectively.

Future capacity additions

To sustain robust economic growth, the Ministry of Power in India set an ambitious target of providing 'Power for All' by 2012, entailing an additional generation capacity of approximately 100,000 MW. To accelerate this target, the government proposed setting up nine Ultra Mega Power Projects, each of which is expected to be commissioned between 2008 and 2012 (two already awarded).

Consumption

Demand for electricity in India substantially exceeds supply. The following tables show the gap between the total electricity required versus total electricity made available from fiscal 1999 to 2006.

Power: Demand and supply



Energy (billion kWh)
Demand
Supply
800
700
600
500
400
447
480
507
523
546
559
591
631
420
451
467
483
498
519
548
579
1998-99
1999-2000
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06



Peak (MW)
Demand
Supply
110,000
100,000
90,000
80,000
70,000
60,000
50,000
67,905
78,037
81,492
87,906
93,214
100,403
72,669
81,555
84,574
58,445
63,691
67,880
71,262
71,547
75,066
77,652
81,792
86,425
1998-99
1999-2000
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06

Source: CRISIL Research, Ministry of Power.

Other business

Commercial energy business

During the year under review, the company announced its decision to enter the commercial energy business in India. This project involves setting up of a 2,400-MW (600 MWx4) green field coal-based thermal power plant in Jharsuguda (Orissa) at an estimated cost of $1.9 billion. The power generated will be sold to the State Electricity Boards and power trading companies in India. A preliminary design of the project is complete with detailed engineering now under progress. Pre-construction activities, including soil investigation and area grading, started and the EPC contracts for the project have been placed. Overall, the project is on schedule for progressive commissioning from December 2009, as announced.

Power transmission conductor business

Our non-core Power Transmission Conductor business was sold as a going concern together with all associated liabilities to SOTL for a consideration of Rs. 148.51 cr. The terms for sale of this non-core business was based on an independent valuation report. The loss arising from this sale was Rs. 3.93 cr.

Consolidated Financial table

(In Rs. crore, except as stated)

Particulars	2006-07	2005-06	% Change
Consolidated			
Revenue	24,387	13,127	86
EBITDA	10,141	4,024	152
EBITDA Margin	42	31	36
Operating profit	8,655	3,161	174

Financial review

Sales and services

Net sales and service revenue increased by Rs.11,260 cr to Rs. 24,387 cr in 2006-07, a growth of 86% over the previous year. The Company was able to achieve this substantial increase on account of higher volumes, better prices and improved efficiency. Total exports revenues (FOB) increased by Rs. 7,293 cr to Rs. 12,536 cr in 2006-07, a growth of 139% over the previous year. Other income aggregated Rs. 682 cr representing interest earned, dividend income, profit from the sale of fixed assets and profit from the sale of current investments.

Capital employed

The total capital employed by the Company increased by 40% from Rs. 13,676 cr to Rs. 19,135 cr in 2006-07. The ratio of sales-to-capital employed increased significantly from 0.96 in the previous year to 1.27 times on account of higher realisations and better terms of trade.

Capital structure

Total shareholders' funds as at March 31, 2007 aggregated Rs.9,982 cr of which equity capital was Rs. 112 cr comprising 55,84,94,411 shares of Rs. 2 each. Of the above, 16,76,07,704 shares were converted into equity shares on account of a sub-division of shares from a face value of Rs. 5 to Rs. 2 each; 27,91,48,238 equity shares of Rs. 2 each were allotted as fully paid-up bonus shares by way of a capitalisation of General Reserve and Share Premium reserves.

One per cent Cumulative Redeemable Preference Share capital comprising 2,18,75,000 shares of Rs. 21.88 cr were redeemed with a redemption premium of Rs. 78.50 per share aggregating Rs. 171.72 cr, adjusted against the Security Premium Account.

Dividend

The company paid an interim dividend of Rs. 4 per share on a face value of Rs. 2 each (200%) aggregating Rs. 254.73 cr (including dividend distribution tax) which was declared in a meeting held on November 15, 2006. The Directors recommend the same as final dividend for the year.

Reserves and Surplus

As at March 31, 2007, Reserves and Surplus aggregated Rs. 9,870 cr. Retained earnings accounted for 73% of the reserves and security premium the balance. Reserves and surplus during the year increased 65% to Rs. 3873 cr.

Debt

The company's debt declined from Rs. 5,165 cr in 2005-06 to Rs. 4,610 cr in 2006-07 due to repayment in the foreign currency loan from Rs. 1,194 cr to Rs. 533 cr and term loans from Rs. 1,590 cr to Rs. 1,186 cr. The company also repaid its working capital loans from banks. However, buyers' credit increased from Rs. 1,792 cr to Rs. 2,262 cr on account of an increase in LME metal prices.

Gross block and investments

During the year under review, the Company completed its copper smelter capacity expansion from 3 lac MT to 4 lac MT per annum and production capacity of aluminium from 1.00 lac MT to 3.45 lac MT per annum. Gross block increased by Rs. 1,201 cr to Rs. 12,641 cr and the company enhanced its investments in subsidiaries. Total investments increased from Rs. 2,495 cr to Rs. 5,222 cr in 2006-07.

Inventories and debtors

Inventories increased Rs. 858 cr from Rs. 1,951 cr as on March 31, 2006 to Rs. 2,809 cr as on March 31, 2007. This was mainly on account of increased scale coupled with higher copper, precious metals and zinc prices during the year. Debtors increased by Rs. 304 cr from Rs. 1,348 cr as on March 31, 2006 to Rs. 1,652 cr as on March 31, 2007 on account of increased operations and higher LME prices.

Loan and advances

Loans and advances increased by Rs. 1,858 cr from Rs. 1,626 cr as on March 31, 2006 to Rs. 3,484 cr as on March 31, 2007, mainly on account of an advance tax of Rs. 2,080 crs (against Rs.694 crs during the financial year ended March 31, 2006).

Raw Materials

The total value of raw material consumed stood at Rs. 10,867 cr witnessing an increase of 67% compared to Rs. 6,519 cr in the previous year. The increase was due to higher production volumes and higher prices of raw materials during the year in relation to the prevailing LME and LBMA prices.

Our copper and aluminum businesses depend upon third party suppliers for a substantial portion of their copper concentrate and alumina requirements. Both the market prices of the copper concentrate and alumina that we purchase and the market prices of the copper and aluminium metals that we sell have experienced volatility in the past.

The higher cost of raw material was offset by higher sales volume and sale realisations. The company has a hedging/risk mitigation system in place to cover the risk of price movements.

Other manufacturing charges

Other manufacturing expenses (power, fuel, stores, spares and repairs etc.) increased from Rs. 2,557 cr in 2005-06 to Rs. 3,217 cr in 2006-07. This accounted for 13.19% of net sales compared with 19.48% in the previous year, reflecting improved efficiency.

Overheads

Overheads (personnel, selling, distribution, administrative and general) accounted for 5.16% of the net sales compared with 7.44% in the previous year.

Interest, finance charges

Net interest costs increased by Rs. 144 cr to Rs. 379 cr on account of:

- Higher working capital requirement due to higher volumes coupled with higher LME prices
- Global increase in interest cost
- Commissioning of new capacities resulting in interest charging to profit and loss account

Depreciation

Depreciation increased by Rs. 277 cr to Rs. 804 cr for 2006-07 (Rs. 527 cr in 2005-06). The Company provides depreciation on straight-line basis and written down value method based on the nature of assets.

Corporate income tax

Corporate income tax provision for 2006-07 was at Rs. 2,383 cr (excluding provision for deferred tax) compared with Rs. 811 cr in the previous year.

Cash flow

The cash flow summary for the year is as follows:

Net cash provided/(used) Rs. cr

	2006-07	2005-06
Operating activities	5,649	2,209
Investing activities	(4,307)	(1,617)
Financing activities	(1,344)	(310)

Cash flows generated from operations were utilised to repay a part of the debt on the subsidiary's books, particularly in BALCO and HZL. HZL is now a debt-free company. Strong cash flows resulting from robust operational profits and better working capital management were partly used to fund expansion projects and retire debt. The company focused on maintaining a strong balance sheet to fund its growth.

Internal control procedures

The principal aim of the system of internal control is the management of business risks, with a view to enhancing the value of shareholders' investments and safeguarding the Group's assets. It provides a reasonable assurance on the internal control environment and assurance against material misstatement or loss.

In addition, there is a dedicated committee focusing on the specific risks of health, safety and environment, which provides assurance on these matters. The Group operates a comprehensive annual planning, financial reporting and forecasting process. The Board formally approves a strategic plan and the annual budget.

The Group's performance is monitored against the budget on a monthly basis by the Executive Committee and on a quarterly basis by the Board; significant variances are reviewed. The audit observations are reported and discussed by the senior management and the important ones are also presented to the Audit Committee of the Board.

The audit observations are discussed with the operation teams and the required feedback is given to them. The recommendations so generated are implemented appropriately.

Quality management

A Quality Management System is driving the company towards its Vision 2010 of 'To be the world's best-in-class copper producer and build a progressive organisation that all stakeholders are proud to be associated with'.

In response to this overarching goal, our entire business and activities are monitored for compliance with the requirements of Quality Management, Environment Management and Occupation Health and Safety Management System. About 80 management programmes related to products and process improvements, environment and safety improvements were completed this year.

Total Quality Management is a way of life at Sterlite. The company launched 26 continuous improvement projects in 2006-07 through quality improvement processes and cost saving programmes. Anode refining time reduction, specific consumption of refractory reduction, improvement in arsenic removal in the refinery's purification system were among the projects completed in 2006-07. Extensive training programmes were conducted to facilitate TQM projects, statistical process control and maintaining workplace orderliness. Refresher programmes on quality, environment and safety management resulted in a better awareness of quality needs among employees and contractors.

The company is implementing best 5S practices in its workplace as a part of Total Productive Maintenance (TPM) implementation. A pre-assessment audit was conducted by JIPM / CII executives and the company is progressively working on preliminary activities for the implementation of TPM.

People

For an organisation to deliver a consistently high performance, it must follow a focused strategy. In our case, our vision is to achieve a production of one million tonnes per annum in each of our metal businesses supported by a low-cost, performance-oriented, fast, flexible and flat organisational culture.

The company is optimistic of achieving this target on account of its rich talent pool of around 16,000 employees, with over 4,000 professionals drawn from the engineering, business management, human resources and finance functions. The company recruited nearly 1,700 engineers and over 200 management and finance professionals in the last three years.

The company continues to emphasise on a defined process of leadership development, wherein challenging assignments with commensurate responsibilities are given to deserving young employees. The Stars of Business is one such initiative which facilitates the creation of successful managers through a spirit of empowerment far beyond their existing roles and responsibilities. This will enable young managers to emerge as successful Business Leaders of Tomorrow. In FY 2007, the company initiated a Global Leadership Programme within the Group, providing challenging learning opportunities in an international environment to young high-potential candidates. This initiative was started with nearly 25 employees being exchanged between our Copper – Zambia and Indian operations.

The company commissioned several ongoing initiatives in the areas of learning and development. These include deputations to leadership development programmes at premier management institutes in India, supplemented by extensive training in globally benchmarked plants and technology/equipment suppliers.

The company invited project proposals from employees across all organisational levels to unleash an entrepreneurial spirit. A number of proposals are already in different stages of implementation. The company offers best-in-class compensation packages to facilitate people induction and retention supplemented by variable pay and performance-linked bonus schemes.

A stock award programme called the Long-Term Incentive Plan of the parent company Vedanta Resources Plc not only covers the senior management but extends to relatively younger professionals. The first tranche of our LTIP programme awarded in 2004 delivered an excellent performance on the Total Shareholder Return score-card with 100% vesting, creating wealth and enhancing employee motivation. The LTIP scheme is an ongoing programme with options continuing to be issued in FY 2006 and 2007 to employees.

Exploration

Our exploration team in India, comprising 22 geo-scientists with relevant expertise, is focused on identifying and delineating near-mine resources which have the potential to add significant value to our existing mining operations.

As a part of our ongoing exploration efforts, we have revisited the historical data and inducted expertise and talent together with relevant technology advancements to enable a vigorous search for new discoveries in greenfield areas. We constantly upgrade our technical skills for exploration activities across all sites.

We also continued to increase the allocation of resources and funds in the field of exploration. In FY 2007, we spent $6 million on our exploration efforts compared with less than $3 million in FY 2006. The main exploration activities in FY 2007 were conducted in our zinc business and to some extent at our CMT mine in Australia.

Total zinc-lead reserves of 63.6 million tonnes as on 31 March 2007 including 49.7 million tonnes at Rampura Agucha, have improved significantly as a result of ongoing exploration activities, including 40,000 metre drilling by HZL, post-depletion, to feed production during the year. The results are currently being vetted by consultants and will be shared in the near future. The ongoing exploration work at Sindesar Khurd site is showing encouraging results, which is likely to add upon indicated resources significantly.

Risks and Risk Management Practices

Our businesses are subject to several risks and uncertainties and are no different from any other company, in general, and its competitors in particular. These are results of the business environment in which we operate and certain factors over which we have little or no control. These risks include operational, financial, health, safety and environment, political, market related and strategic.

Our documented risk management policies act as an effective tool in mitigating the various risks which our businesses are exposed to in the course of their daily operations as well as in their strategic actions. Risks are identified through a formal risk management programme with active involvement of senior management personnel and business managers at the company level. Each significant risk has an 'owner' within our Group at a senior level. The financial impact to our Group if the risk materialises and its probable likelihood is regularly updated. A risk register and matrix is maintained and regularly updated in consultation with business managers. Our risk management process is coordinated by the Management Assurance function and is regularly reviewed by the Audit Committee. The overall internal control environment and risk management programme is reviewed by our Audit Committee on behalf of the Board.

Internal Control

A strong internal control culture is pervasive throughout our Group. Regular internal audits at all our locations are undertaken to ensure that the highest standards of internal control are maintained. The effectiveness of a business' internal control environment is a component of senior management performance appraisals. Further details on our internal control environment are provided in the Corporate Governance Report.

Treasury Management

Our core philosophy in treasury management revolves around three main pillars – capital protection, liquidity maintenance and yield maximisation with innovative measures. Our treasury policies are approved by the Board and adherence to these policies is strictly monitored. Day-to-day treasury operations of our companies are managed by their respective finance teams within the framework of the overall Group treasury policies. We have a strong system of internal control which enables effective monitoring of adherence to Group policies. The internal control measures are effectively supplemented by regular internal audit.

We do not enter into complex derivative transactions to manage our treasury and commodity risks. Derivative transactions in both treasury and commodities are normally in the form of forward contracts and interest rate & currency rate swaps and these are subject to our Group guidelines and policies. Interest rate swaps are taken to achieve a balance between fixed rate and floating rate obligation (as described below under 'Interest rate risks') and currency swaps are taken primarily to convert the Group's exposure to non-US dollar currencies to US dollar currencies

Financial Risks and Sensitivities

Within the areas of financial risk the Board approved policies embrace liquidity, currency, interest rate, counterparty and commodity risk. In principle, we do not engage in speculative treasury activity but seek to manage risk and optimise interest and commodity pricing through proven financial instruments.

A. Liquidity

We require funds both for short-term operational needs as well as for long-term investment programmes mainly in growth projects. We generate sufficient cash flows from our current operations that together with the available cash & cash equivalents and liquid financial asset investments provide liquidity, both in the short term as well as in the long term. The anticipated cash flows and un-drawn committed facilities, together with cash and liquid investments, are expected to be sufficient to meet the ongoing capital investment programme and liquidity requirement of our Group in the near future.

We have a strong balance sheet that gives us sufficient headroom to raise further debt should the need arise. We enjoy good ratings by reputed international rating agencies; these ratings provide necessary financial leverage and access to debt or equity markets at competitive terms. We generally maintain a healthy debt-equity ratio and retain flexibility in our financing structure to alter the ratio when the need arises.

B. Foreign Currency

Our receipts are denominated in Indian Rupees but revenues are linked to commodity prices derived from the LME and denominated in the US dollar. Operating costs are influenced by Indian Rupee and imported materials and services are determined in US dollars. While our Group borrowings are predominantly denominated in US dollars, a large portion of cash and liquid investments are also held in other currencies.

Consequently, the currency fluctuations particularly US dollar may have a large impact on our Group's financial results. We are subject to currency risks affecting the underlying cost base in our operating companies and also in translations of unit cash costs, profit and the balance sheet.

Foreign currency exposures are managed through our Group-wide hedging policy, which is reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed. All short-term foreign currency exposures are fully hedged to insulate our individual operating entities against short-term volatility in currency markets. Longer-term exposures are un-hedged. However, if and when the US dollar weakens, additional hedges are taken in phased manner at various trigger rates to crystallize the exposures at attractive rates.

C. Interest Rate

We are exposed to interest rate risk on short-term, long-term floating rate instruments and also due to refinancing of fixed rate debt. Our policy is to maintain a balance of fixed and floating interest rate borrowings and the proportion of fixed and floating rate debt is determined by current market interest rates. The floating rate debt is largely linked to US dollar LIBOR. We also aim to minimise our average interest rates on borrowings by opting for higher proportion of long - term debt mainly for funding our growth projects. Where appropriate, interest rate swaps are taken to minimise the impact of rising floating rates. We invest cash and liquid investments in short-term deposits and debt mutual funds, some of which generate a tax-free return, to achieve the triple goal of maintaining liquidity, carrying insignificant risk and achieving satisfactory returns.

D. Counterparties Risk

We have clearly defined policies to mitigate counterparty risks. Cash and liquid investments are held primarily in mutual funds and banks with high credit ratings. Limits are defined for exposure to individual counterparties in case of mutual fund houses and banks. A large majority of receivables due from third parties are secured. Moreover, given the diverse nature of our businesses, trade receivables are spread over a number of customers with no significant concentration of credit risk. Our history of trade receivables shows a negligible provision for bad and doubtful debts. Therefore, we do not expect any material risk on account of non-performance by any of our counterparties.

E. Commodity Price Risk

We are exposed to the movement of base metal selling prices which are linked to commodity prices on the London Metal Exchange. Any decline in the prices of the base metals that we produce and sell will have an immediate and direct impact on the profitability of our businesses. As a general policy, we aim to sell our products at prevailing market prices. We undertake hedging activity in commodities to a limited degree and subject to strict limits set out by our Board and in a strictly defined internal control and monitoring mechanism. Recently, the Reserve Bank of India, as part of its credit policy, has allowed Indian companies to hedge their domestic positions on the LME. We are currently reviewing the implications of the policy.

Our custom smelting copper operations at Tuticorin enjoy a natural hedge except to the extent of a possible mismatch in quotational periods between the purchase of concentrate and sale of finished copper. Our Group's policy on custom smelting is to generate its margins from TCRC, premiums, sale of by-products and from achieving import parity. Hence, mismatches in quotational periods are actively managed to ensure that the gains or losses are minimised.

While we aim to achieve average LME prices for a month or a year, average realised prices may not necessarily reflect the LME price movements because of a variety of reasons such as uneven sales during the year and timing of shipments.

Operational Risks

Our operations are subject to conditions and events beyond its control that could, among other things, increase our mining, transportation or production costs, disrupt or halt operations at its mines and production facilities for varying lengths of time or even permanently. These conditions and events include disruptions in mining and production due to equipment failures, unexpected maintenance problems and other interruptions, non-availability of raw materials of appropriate quantity and quality for its energy requirements, disruptions to or increased cost of transport services or strikes and industrial actions or disputes. While many of these risks are beyond the control of Sterlite, it has a rich experience in all these areas and has consistently demonstrated its ability to actively manage these problems pro-actively.

A. Asset and Equipment Risk

Productive assets used in operations may face break-downs in the normal course of operations or due to abnormal events such as fire, explosion, environmental hazards or other natural calamities. Our insurance policies may not cover against all forms of risks due to certain exclusions and limitations. We regularly review the adequacy of our insurance coverage by engaging consultants and specialists and decide on an optimal level of insurance coverage typical of our industry and operations

B. Delivery of Expansion Projects
We have a long pipe-line of greenfield growth and brownfield expansion projects. We have committed funds for these projects, which are well under-way and have achieved various stages of completion. Our plans to generate sufficient cash flows from these projects to repay our long-term debt and also our ability to raise further debt are dependent on successful completion of these projects on time and under budgeted cost. Our current and future projects may be significantly delayed by a failure to receive timely regulatory approvals or renewal of approvals, failure to obtain sufficient funding, technical difficulties due to human resources, technological or other resource constraints or for other unforeseen reasons, events or circumstances. As a result, these projects may incur significant cost overruns and may not be completed on time, or at all. We have necessary resources in all areas including technology, finance and human resources and have successfully completed our Phase I projects on time and below their budgeted costs, thereby demonstrating our ability to manage successful completion of large green field and brown field projects.

C. Reserves and Resources
The ore reserves stated in this Annual Report are estimates and represent the quantity that we believe could be mined, processed, recovered and sold. Our future profitability and operating margins depend upon our ability to replenish our mineral reserves that have geological characteristics which enable mining at competitive costs.

Moreover, these estimates are subject to numerous uncertainties, many of which are beyond our control, inherent in estimating quantities of reserves and could vary in the future as a result of new information on geology and fluctuations in production, operating and other costs and economic parameters such as metal prices, smelter treatment charges and exchange rates. We engage the services of independent experts normally once every three years to ascertain and verify the quantum of reserves and resources including ore grade and other geological characteristics.

Political, Legal, Economic and Regulatory Risks

Our mining and smelting operations are located in India and Australia. The political, legal, fiscal and other regulatory regimes in these countries may result in restrictions including an imposition of or increase in royalties, mining rights, taxation rates and repatriation of funds. Changes in royalty rates, reduction in import tariffs in India, reduction in assistance given by Government of India for exports and reduction or curtailment of income tax benefits available to some of our operations in India are some examples of such risks. We actively strive to maintain harmonious relationships with the Governments and actively monitor developments in political, regulatory, fiscal and other areas which may have a bearing on our businesses and operations.

Health, Safety, Environment and Social Risks

As a metals and mining company, we are governed by numerous health, safety and environmental laws and regulations in each of the jurisdictions in which we operate. Any change in laws and regulations can possibly result in increased costs. Some of these activities are inherently hazardous and may cause accidents, property or environmental damage at our mines, smelters, refineries or related facilities and also to communities near our operations. Such incidents not only result in expensive litigation, damage claims and penalties but also hamper sustainable development activities. To mitigate these risks we accord very high priority to health, safety, environment and the community. We have a sound sustainable development programme in tandem with our HSE and social policies.

Awards and accolades, 2006-07





Excellence in manufacturing

Sterlite received the Indian Institute of Metals (Non-Ferrous) Best Performance Award 2006 across large integrated production organisations. The award is a national recognition by India's premier body of professional metallurgists, awarded to non-ferrous metal units excelling in overall performance, productivity, product development, quality, environment protection and human resource development. The award was presented by Mr. Akilesh Das, Union Minster for Steel, on National Metallurgist Day, November 14, 2006, in Jamshedpur.


INDIA MANUFACTURING

India Manufacturing Excellence Awards 2006

Sterlite bagged the Corporate Silver Award in the Metals Category (Large Facilities) of the India Manufacturing Excellence Awards (IMEA) 2006 from Frost & Sullivan. Frost & Sullivan, a global growth consulting company, announces manufacturing excellence awards in two categories across large and emerging facilities with various sub-categories (process industries, automotive ancillaries, metals, healthcare and chemical industries). The IMEA recognises the select few who have achieved and sustained manufacturing excellence.



IMC Ramkrishna Bajaj National Quality Commendation Certificate 2006

Sterlite received the IMC Ramkrishna Bajaj National Quality (RBNQ) Commendation Certificate 2006 in the manufacturing category. The award was presented by Mr. Rahul Bajaj, Chairman, Bajaj Auto Ltd, in Mumbai on March 13, 2007. The IMC Ramkrishna Bajaj National Quality Award is presented annually by the Indian Merchants Chambers to promote quality awareness and practices among Indian businesses, recognise quality achievements of Indian companies and publicise successful quality strategies and programmes. The award is a national recognition by Indian Merchants Chambers' Quality Cell, awarded to companies excelling in senior leadership, strategic planning, customer and market focus, measurement analysis, knowledge management, human resource focus, process management and business results.



Greentech Safety Excellence Award 2006

Sterlite Industries (I) Ltd, Tuticorin has been awarded with the prestigious "Annual Green Tech Safety – Golden Award 2007" in Metal & Mining Sector from Greentech Foundation, New Delhi. This award was presented in the 6th International Conference held in Bombay Exhibition hall, Mumbai on February 22, 2007. Other recipients of the award include JINDAL, BALCO, Reliance, L&T, IOC, HPCL, NTPC, HZL etc.

Mr. R. Kishore Kumar, CEO and a team from SIIL, Tuticorin received the award from Mr. Tony Smith – Executive Director, National Safety Council, USA in the presence of Mr. Kamaleshwar Sharan – President, Greentech Foundation, New Delhi. Mr. Suresh Kumar Associate Manager, SIIL – Tuticorin presented a paper on "Best 5 ways to reduce accidents at work place" with special reference to SIIL in International Conference which was attended by a host of companies from all over India.



Greentech Environment Excellence Award 2006

Sterlite bagged the Greentech Environment Excellence Gold Award 2006 in the mining and metals sector for outstanding performance in the field of environment management. The award, instituted by the Greentech Foundation, New Delhi (non-profit organisation), was presented by Hon'ble Mr. S.C. Jamir, Governor of Goa, on August 31, 2006.



CII National Award for Excellence in Energy Management 2006

Sterlite Copper (Tuticorin) participated in the prestigious National Award for Excellence in Energy Management – 2006 conducted by the Confederation of Indian Industry. More than 100 Indian companies participated in the competition from sectors like automobile, aluminium and cement. Sterlite was adjudged an 'Excellent energy efficiency unit', receiving the award for the sixth consecutive time. Sterlite was selected for its exemplary energy and water conservation in the Tuticorin unit.




FICCI-SEDF
FICCI

Other awards and recognitions

Safety

- Four-star rating by the British Safety Council, UK, for Health and Safety Performance (HZL–RAM).
- International Safety Award by British Safety Council, UK (HZL–Debari).
- RoSPA Gold award for prevention of accidents, by the Royal Society for Prevention of Accidents, UK (HZL–Debari).
- National Safety Award by the Directorate-General of Factory Advisory Services and Labour Institute (BALCO).
- Greentech Safety Award (Sterlite, BALCO, HZL–DZS and CLZS).
- First in Mines Safety Week conducted by the Directorate-General, Mines-Safety (HZL–RAM).

Environment

- Gem Granite Environment Excellence Award in Mine Environment by FIMI (HZL–RAM).
- National Energy Conservation Award by the Ministry of Power, Government of India (HZL–RDM RAM).
- Golden Peacock Environment Management Award (HZL–Vizag) and Commendation Certificate (BALCO).

CSR

- TERI Corporate Social Responsibility Award 2007 in recognition of Corporate Leadership for good corporate citizenship and sustainable initiatives to HZL.
- FICCI, Socio Economic Development Foundation (SEDF), Corporate Social Responsibility Commendation Award for the year 2006 to HZL.
- BALCO and three local panchayats selected for President's Nirmal Gram Award 2006 for a collaborative sanitation project in Korba by the Ministry of Rural Development, Government of India.
- HZL recognised with the Bhamashah Award 2006 for Chittorgarh's Education Project by the Ministry of Education, Government of Rajasthan.

Profile of the members of the Board of Directors



Mr. Anil Agarwal

Mr. Agarwal, who founded the Vedanta/Sterlite group in 1976, is our Chairman and was appointed to our Board of Directors in 1978. Based in the United Kingdom, he is also the Executive Chairman of Vedanta and the Director of BALCO, HZL, SOTL, SOVL, Vedanta Alumina, CMT, Sterlite Gold Limited, TCM, VRHL, Finsider International Company Limited and Sterlite Paper Limited.

Mr. Agarwal was previously our Chairman, Managing Director and CEO from 1980 until his term ended in October 2004. He has over 30 years of experience as an industrialist and has been instrumental in our growth and development since our inception.



Mr. Navin Agarwal

Mr. Navin Agarwal, Executive Vice-Chairman, was appointed to our Board of Directors in August 2003. His responsibilities include executing our business strategy and monitoring the overall performance and growth of our organisation. Mr. Agarwal has been with the Company since its inception. He is also the Chairman of KCM and MALCO, Deputy Executive Chairman of Vedanta and Director of BALCO, HZL, Vedanta Alumina, MALCO, SOTL, Sterlite Paper Limited, Sterlite Iron and Steel Company Limited, Sterlite Infrastructure Private Limited, Sterlite Infrastructure Holdings Private Limited, Sterlite Energy, Sterlite Telecom Limited, Sterlite Telelink Limited, Finsider International Company Limited and Sterlite Shipping Ventures Private Limited.

Mr. Agarwal has over 20 years of experience in strategic and operational management. He holds a Bachelor of Commerce degree from Sydenham College, Mumbai, and has also completed the Owner/President Management Program at Harvard University.



Mr. Dwarka Prasad Agarwal

Mr. Agarwal is one of our Non-Executive Directors and was appointed to our Board of Directors in 1976. He is a trustee of the Sterlite Foundation, which is a social and charitable organisation and a Director of Anil Agarwal Foundation Trust, a non-profit organisation. He has contributed significantly to our development since our inception.

Mr. Agarwal is also a Director of Volcan, Twin Star Investments Limited, Twin Star Infrastructure Limited, Twin Star Overseas Limited, Sterlite Paper Limited, Sterlite Iron and Steel Company Limited, Sterlite Energy, Sterlite Shipping Ventures Private Limited, Sterlite Telecom Limited, Sterlite Telelink Limited, Duratube Limited and Nagreeka Exports Limited.



Mr. Ishwarlal Patwari

Mr. Patwari is our Non-Executive Director and was appointed to our Board of Directors in November 1976. He has over 45 years of experience as an industrialist and is a Fellow Member of the Institute of Chartered Accountants of India. He has been the Chairman of Nagreeka Exports Limited for the last five years and is also Director of Nagreeka Capital & Infrastructure Ltd.



Mr. Sandeep H. Junnarkar

Mr. Junnarkar is our Non-Executive Director and was appointed to our Board of Directors in June 2001. He is a solicitor and a partner of Messrs Junnarkar & Associates. Earlier, he was a partner at Messrs Kanga & Co. from 1981 to 2002.

Mr. Junnarkar specialises in banking and corporate law. He has a Bachelor of Law from the University of Mumbai and is a member of the Bombay Incorporated Law Society. Mr. Junnarkar is also Director of Everest Industries Limited, Excel Crop Care Limited, Indian Petrochemicals Corporation Limited, Jai Corp Limited, Sunshield Chemicals Limited, Tilaknagar Industries Limited, Reliance Industrial Infrastructure Limited, Reliance Industrial Investments & Holdings Limited, Reliance Ports and Terminals Limited and IL&FS Infrastructure Development Corporation Limited.



Mr. Gautam Bhailal Doshi

Mr. Doshi is our Non-Executive Director and was appointed to our Board of Directors in December 2001. Since August 2005, he has been the Managing Director of the Reliance ADA Group Private Limited. Before that, he was a partner of RSM & Co. in India from September 1997 to July 2005. Mr. Doshi has 24 years of experience in audit, finance and accounting.

Mr. Doshi is a Fellow Member of the Institute of Chartered Accountants of India and a member of the Central Council and the Western India Regional Council of the Institute of Chartered Accountants of India. He is also Director of Reliance Communication Infrastructure Limited, Reliance ADA Group Private Limited, Reliance Life Insurance Company Limited, Reliance Asset Reconstruction Company Limited, Reliance Internet Services Limited, Reliance Telecom Limited, Adlabs Films Limited, Garware Polyester Limited, Kojam Fininvest Limited, Medi Assist India Private Limited and Sonata Investments Limited.



Mr. Berjis Minoo Desai

Mr. Desai is a Non-Executive Director and was appointed to our Board of Directors in January 2003. He holds a Masters Degree in law from the University of Cambridge and has been the managing partner of Messrs J. Sagar Associates since 2003. His expertise lies in laws relating to mergers and acquisitions, securities, international commercial arbitration and in financial and international business law. Before 2003, he was a partner at Messrs Udwadia, Udeshi & Desai.

He is a Director of several companies including Reliance Asset Reconstruction Company Limited, JSA Law Limited, JSA Lex Holding Limited, CJ Schneider Engineering Co. Inc., The Great Eastern Shipping Company Limited, BP Ergo Limited, Piramyd Retail Limited, Praj Industries Limited, Adlabs Films Limited, Emcure Pharmaceuticals Limited, Centrum Capital Limited and Vadhavan Port Private Limited.



Mr. Kuldip Kumar Kaura

Mr. Kaura is our Managing Director and CEO. He was appointed to our Board of Directors in October 2004. He is also the CEO of Vedanta, the Vice-Chairman and Chief Executive Officer of KCM and a Director of HZL, Vedanta Alumina, CMT, TCM and Vedanta.

Mr. Kaura was the Managing Director of HZL from April 2002 to March 2004, the COO of Vedanta from December 2003 to March 2005 and the CEO of Vedanta from March 2005 to date. Prior to that, Mr. Kaura served at ABB India as Managing Director and country manager from 1998 to 2002. He has a Bachelor of Engineering degree from BITS, Pilani.



Mr. Tarun Jain

Mr. Jain is our Whole Time Director and was appointed to our Board of Directors in November 2004. He is also a Director of BALCO, HZL, Vedanta Alumina, SOVL, Twin Star, MALCO, Westglobe Limited and Sterlite Shipping Ventures Private Limited. He joined our Company in 1984 and has over 20 years of experience in corporate finance, accounts, audit, taxation and secretarial practice. He is responsible for our strategic financial matters including finance and accounting, legal and regulatory compliance and risk management. Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India and a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India.

Directors' Report

To the members

The Directors take immense pleasure in presenting the 32nd Annual Report together with the statement of audited accounts for the financial year ended on March 31, 2007.

Financial highlights

Rs. In cr

Year ended March 31	2007	2006
Turnover (Gross)	**12,457.57**	**7,923.10**
Earning before interest, tax, depreciation and amortisation	1,365.56	927.36
Less: Interest	**182.66**	**120.37**
Gross Profit	**1,182.90**	**806.99**
Less: Depreciation and amortisation	**133.20**	**128.23**
Extra-ordinary items	**137.40**	**-**
Profit before tax	912.30	678.76
Taxation	**128.27**	**167.64**
Net Profit for the year	784.03	511.12
Income Tax Provision related to earlier years (written back)/provided	-	(4.08)
Balance brought forward from previous year	970.47	587.21
Amount available for appropriation	1,760.70	1,102.41
Appropriation:		
General Reserve	79.00	52.00
Dividend on Preference Shares (including tax thereon)	0.06	0.25
Proposed dividend on equity shares (including corporate tax thereon)	-	79.63
Interim dividend on equity shares (including corporate tax thereon)	254.73	-
Short Provision of Dividend of earlier year	(0.02)	0.05
Short provision for tax on dividend	-	0.01
Balance carried forward to next year	1,426.93	970.47

Financial review

During the year under review, the gross turnover of your company increased by 57% from Rs. 7,923 crore to Rs. 12,458 crore. The EBITDA for the same period increased from Rs. 927 crore to Rs. 1366 crore representing an increase of 47%. The net profit increased by 53% from Rs. 511 crore to Rs. 784 crore.

The increase in revenues can primarily be attributed to 15% increase in Copper sales to 311,148 MT from 271,624 MT; 31% increase in Sulphuric Acid sales to 483,018 MT from 369,440 MT and higher and better levels of Treatment & Refinement charges. The improvement in profitability of the company can be attributed to higher volumes and higher prices, which have resulted in better realizations for the company. While there was a pressure on the operating costs on the company due to steep increase in key inputs such as fuels, consumables, Bi-annual shutdown but were able to offset these against higher prices and volumes.

Strong market conditions and improved terms of contract lead to better realizations. TC/RC realization increased substantially to 31.1 cents/lb, from 23.1 cents/lb in the previous year. LME prices also showed a substantial increase with average LME for the year being US$ 6861 per MT against US$ 4177 per MT in the previous year.

Operational review

Your Board of Directors feels proud to inform that this year has been a landmark year for the company. This year your company completed and started major expansions, which included 100,000 MT of Copper Smelting. With this expansion, your company has a capacity of 400,000 MT of Copper annually.

We produced 312,720 MT of cathodes, an increase of 15% from the previous year of 273,048 MT. Our value added product (CCR) we were able to produce 177,882 MT of copper rods, an increase of 7% from the previous year. The bi-annual maintenance shut down of the Tuticorin Smelter for a period of 21 days in April 2006 has been completed and the smelter is running at its peak capacity. The production of Phosphoric Acid and Sulphuric Acid, increased from 171,893 MT to 172,125 MT and from 844,376 MT to 946,539MT respectively.

During the year under review, your company consolidated its leadership position in domestic Copper with record sales of 116,523 MT of Copper with a market share of 42% in Primary Market. The Company exported 194,625 MT of Copper (previous year 165,354 MT), a growth of 18%. Exports included 82,602 MT of Copper rods against 79,596 MT in the previous year. The Middle East, China, Japan, Philippines and Thailand are the key markets and we continue to develop a larger customer base for the export of copper rods.

During the year, the Company also hived off the Power Transmission Line division on a going concern basis.

Dividend

Your directors recommend the interim dividend of 200% (Rs. 4 per share on equity shares of Rs. 2/- each) paid on December 11, 2006 as final dividend. The bonus shares allotted during the period under review were entitled to a full dividend, irrespective of their date of allotment.

Your Company also paid a sum of Rs. 0.06 crore towards dividend on 21,875,000 10% Cumulative Redeemable Preference Shares of Rs. 10/- each (redeemed during the year).

Share capital

The Board at its meeting held on November 15, 2006 approved issue of Foreign Currency Convertible Bonds / Global Depository Receipts / American Depository Shares, to fund capacity expansions, investments in new projects or new line of businesses, investments in acquisitions including capital expenditures and working capital for reduction of debt and for possible acquisitions of complementary businesses and consolidation of the ownership of subsidiaries and to meet requirements of various projects being executed/or intended to be executed by the Company. The Company obtained the approval of the shareholders at an Extra-Ordinary General Meeting on December 11, 2006.

Sub-division of Equity Shares and Bonus issue: During the year, equity shares having face value of Rs. 5 each (fully paid up) have been subdivided into Rs. 2 each fully paid up. Further, Equity Shares were allotted as fully paid up Bonus Shares by way of capitalisation of General Reserve and Security Premium in the ratio of 1 equity share fully paid-up for every 1 equity share held.

Redemption of Preference Shares: During the year under review, the Company exercised its call option for redemption of 1% Cumulative Redeemable Preference Shares amounting to Rs. 21.88 crore together with the dividend on proportionate basis.

Increase in the authorized share capital: The authorised share capital of your Company was increased & reclassified to Rs. 185,00,00,000/- (Rupees one hundred and eighty five crore) divided into 92,50,00,000 (ninety-two crore and fifty lakhs) equity shares of Rs. 2/- (Rupees Two Only) each.

Postal Ballot

During the year under review, two special resolutions were passed through postal ballot viz. for amendment in objects clause of the Memorandum of Association of the Company and Increase in threshold limit for investment by Foreign Institutional Investors (FIIs) in the Company to 49% on August 25, 2006 and February 21, 2007 respectively. *An ordinary resolution for hiving off the* Power Transmission Line division was also passed through postal ballot on September 30, 2006.

Registered Office

On receipt of all applicable approvals, the Registered Office of your Company was shifted from Aurangabad in the State of Maharashtra to Tuticorin in the State of Tamilnadu, during the year under review.

Awards and accolades

During the year the company received the following awards

- Tuticorin Unit Bagged International Safety award from British Safety Council
- Tuticorin unit receives "Greentech Environment Excellence Award 2006".
- Tuticorin unit receives the "National Award for Excellence in Energy Management" by Confederation of Indian Industry for the 6th Consecutive year.
- Bagged First Prize from Indian Institute of Metals - Non Ferrous Best Performance Award 2006.
- Bagged Corporate Silver Award in the Metals Category (Large Facilities) of India Manufacturing Excellence Awards (IMEA) 2006 from M/s. Frost & Sullivan.
- Commendation Certificate in RBNQA 2006. In the rating scale our scores have moved up from 52.80% to 65% (Year on Year).
- Tuticorin unit has Bagged Greentech Gold Award in the Metal and Mining sector for Safety performance.

We achieved the following laurels during the year

- NABL ISO-17025 achieved for Tuticorin & Silvassa Laboratories
- Achieved LME Registration for Sterlite Tuticorin brand of copper cathodes.

Group structure

The Agarwal Group being a group defined under the Monopolies and Restrictive Trade Practices Act, 1969, controls the Company. A list of its group entities is given below :

- Volcan Investments Limited, Bahamas
- Twinstar Holdings Limited, Mauritius
- Vedanta Resources plc, United Kingdom
- Vedanta Resources Holdings Limited, United Kingdom
- Mr. Dwarkaprasad Agarwal
- Mr. Agnivesh Agarwal

Depository System & Listing of shares

Trading of your company's shares were compulsorily in dematerialised mode. As at March 31, 2007 around 15,98,52,775 (28.62%) equity shares held by 54,865 (92.16%) shareholders of the Company had been dematerialized. Your company's shares are listed on the Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE). Both the exchanges provide facilities for the nation-wide online trading of shares to investors.

Directors

In accordance with the provisions of the Companies Act, 1956 and the Articles of Association of the company, Mr. Gautam Doshi and Mr. Sandeep Junnarkar retire by rotation at the ensuing Annual General Meeting and being eligible have offered themselves for re-appointment.

Corporate Governance

A separate report on corporate governance pursuant to Clause 49 of the Listing agreement with the stock exchanges, including the management discussion and analysis, shareholders information and auditors' certificate on its compliance, forms a part of this Annual Report.

Directors' responsibility statement

As required under Section 217 (2AA) of the Companies Act, 1956 the Directors hereby confirm that:

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanations regarding material departures;

ii) such accounting policies have been selected and applied consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period.

iii) proper and sufficient care for maintenance of adequate accounting records have been taken in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) the accounts are prepared on 'going concern' basis.

Auditors

M/s Chaturvedi & Shah, Chartered Accountants and M/s. Das and Prasad, Chartered Accountants, were appointed as statutory auditors of your company to conduct the audit of accounts for the year ended March 31, 2007. Their term of appointment expires at the conclusion of the forthcoming annual general meeting. Your Directors have proposed them for reappointment at the forthcoming AGM. As required under section 224 of the Companies Act, 1956, the Company has obtained a written certificate from them to the effect that their re-appointment as Auditors, if made, would be in conformity with the limits prescribed in the said section.

Auditors' qualification on accounts

Notes to the accounts, as referred in the auditors report, are self-explanatory and practice consistently followed and therefore do not call for any further comments and explanations.

Public deposits

The Company has not accepted or renewed any Public Deposits, as defined under section 58A of the Companies Act, 1956, during the year.

Particulars of conservation of energy technology absorption and foreign exchange earnings and outgo

Particulars of conservation of energy, technology absorption and foreign exchange earnings and outgo as required under section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosure of Particulars in the Report of the Board of Directors) Rules, 1988 are given in the annexure attached hereto and forms part of this report.

Particulars of employees

As required under the provisions of sub section (2A) of Section 217 of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 as amended, particulars of employees are set out in the Annexure to the Directors' Report. However, as per provisions of Section 219 (1) (b) (iv) of the Companies Act, 1956, the Report and the Accounts are being sent to all the shareholders excluding the aforesaid information. Any shareholder interested in obtaining such particulars may write to the Company Secretary at the Registered Office of the Company.

Subsidiary Companies

Sterlite Energy Limited has become a wholly-owned subsidiary of the Company during the year.

Your Company has obtained the approval under Section 212(8) of the Companies Act, 1956 for the year ended March 31, 2007 from Government of India, Ministry of Corporate Affairs for exemption from printing of accounts and reports of the subsidiary companies alongwith its Annual Report for the year ended March 31, 2007.

Your Company is also presenting consolidated financial statements, in accordance with Accounting Standard 21 issued by The Institute of Chartered Accountants of India. The consolidated financial statement also forms part of this Annual Report.

Personnel/Industrial relations

During the period under review, your Company maintained healthy, cordial and harmonious industrial relations at all levels. The enthusiasm and unstinting efforts of the employee have enabled your Company to remain at the forefront of the industry. Your Directors record their appreciation for this hard work and efficiency.

Acknowledgements

The Directors acknowledge the contributions made by the employees towards the success and growth of the Company. The Directors are also thankful for the co-operation and assistance received from the Government of India, various State Governments, and Government departments, Financial Institutions, Banks and Local Authorities. The Directors would also like to acknowledge the continued support of the Company's shareholders in all its endeavours.

For and on behalf of the
Board of Directors

Place: Mumbai — **Anil Agarwal**
Dated: May 3, 2007 — Chairman

Annexure-A

STATEMENT CONTAINING PARTICULARS REQUIRED UNDER THE COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988 AND FORMING PART OF THE DIRECTORS' REPORT FOR THE YEAR ENDED MARCH 31, 2007.

(A) Conservation of Energy

Energy conservation continues to be the key focus area of our company. Following are some of the important steps taken in this direction.

Tuticorin unit

1. In Oxygen plant #2, steam heaters have been used instead of electrical heaters leading to a energy savings of 3000 units/day approx. resulting in cost savings of Rs. 35 lacs per annum.
2. Energy Audit by Confederation of Indian Industry has been conducted during Jan –Mar'07 and their recommendations will be implemented in 2007-08 and expected savings is Rs.250 lacs per annum.
3. In Smelter, anode fire refining reduction time has been reduced from 2.5 to 1.5 hrs, through TQM project, and annual savings of Rs. 90 lacs achieved.
4. In CCR, by optimization of the sizing of the impeller of pumps, power savings of 400 units/day has been achieved resulting in annual savings of Rs.7 lacs.
5. In Phosphoric Acid Plant, Dihydrate (DH) filter manifold modifications have been done to avoid running of DH cake wash pump resulting in energy savings of 1 lac units and cost savings of Rs.5 lacs per annum.

Silvassa unit

6. Use of better cell covers reduced the steam consumption at Silvassa Plant by 9% resulting in savings of Rs. 26 lacs/annum over 2005-06.
7. Combustion control in boiler at Silvassa has helped in reducing the fuel consumption by 5.2 % over 2005-06 i.e. Savings of Rs.28 lacs/annum.
8. The fuel consumption in anode casting plant at Silvassa was reduced by 5.1% by various improvement projects like increase in furnace capacity and controlling heat losses.
9. The fuel consumption in slime plant was reduced by 40% by introducing the steam control valves and improving the leaching rate.
10. The LPG consumption at CCR was reduced by 2.3% by reducing the heat losses through launder by insulation.

Form 'A'

Disclosure of Particulars with Respect to Conservation of Energy

Particulars	UNIT	Year ended Mar 31, 2007	Year ended Mar 31, 2006
A) Power & fuel consumption			
Electricity			
Purchase Unit	MWH	130,486.83	117,277.38
Total Amount (Exc. Dem. Chgs.)	Rs. cr	41.62	34.06
Rate/Unit	Rs.	3.19	2.90
Own Generation Unit	MWH	361,064.23	306,063.55
Unit Per Unit Of Fuel		4.64	4.63
Cost/Unit	Rs.	4.00	3.47
Furnace Oil			
Quantity	KL	40,440.65	28,127.36
Total Amount	Rs. cr	62.22	39.73
Average Cost Per Ltr	Rs.	15.39	14.12
Diesel Oil			
Quantity	KL	458.32	647.60
Total Amount	Rs. cr	1.64	1.79
Average Cost Per Ltr	Rs.	35.69	27.70
L.P.G./Propane/IPA			
Quantity	MT	10,715.35	10,435.23
Total Amount	Rs. cr	34.54	32.28
Average Cost Per Ltr	Rs.	32.23	30.94
LSHS			
Quantity	MT	56,397.46	65,738.61
Total Amount	Rs. cr	97.61	105.30
Average Cost Per Kg	Rs.	17.31	16.02
B) Consumption per MT of Production			
Electricity	MWH	1.57	1.55
Furnace Oil	KL	0.13	0.10
Diesel Oil	KL	0.01	0.01
L.P.G./Propane/IPA	MT	0.03	0.04
LSHS	MT	0.18	0.24

(B) Technology Absorption

Improvement projects:

Tuticorin unit

1. In Phosphoric Acid Plant, Gypsum Quality improved by lime addition system and hence sale increased to 1,006,000 tpa, which is more than 600,000 MT from last year.
2. Selenium extraction Plant commissioned in May, 2006 and all the slime produced are de-selenised and exported from Tuticorin. Selenium production and sale for the first year of operation is about 62 MT.
3. Catalytic converter modification in Sulphuric Acid Plant has been implemented to improve conversion efficiency of sulphur-di-oxide.
4. Air ventilation system has been installed in refinery to improve the working environment hygiene.
5. First time in India, effluent treatment plant using sodium sulphide process for treatment of copper smelter effluent has been commissioned to reduce generation of hazardous waste.
6. Acid Purification Unit has been installed in refinery resulting in reduction of treatment charges by Rs. 50 lacs per annum.
7. As a part of water conservation the following measures have been taken:

- Blow down water from cooling towers I & II has been diverted to cast wheel and SAP cooling towers, thus raw water consumption reduced by 100 M3/Day.
- In Sulphuric Acid Plant, vacuum pump seal water is recycled back to SAP cooling tower and raw water consumption reduced by 150 M3/day.
- Rain water catchment pond of 30,000 M3 has been constructed to sustain zero discharge during monsoon.

Silvassa unit

8. The thiourea measurement in electrolyte by UV spectroscopic method was developed and is being used.
9. LPG preheater was installed at CC Rod plant for better utilization of energy.

Technology absorption, adaptation and innovation: None

(C) Foreign exchange earnings and outgo

Activities relating to export, initiatives taken to increase exports; development of new export markets for products and services; and export plans :

1. *We have increased our export sales from* 165,354 MT to 194,625 MT, mainly by focusing on the near by countries (South east, Far east, China)
2. We have increased our value added portfolio, which in-turn will make us more global competitive player to cater to the other countries requirement
3. We have been accredited with LME Registration for Copper produced from Tuticorin, which make your company products global standards
4. We have started Export Oriented Unit (EOU) in Tuticorin from July 1, 2006 specifically to cater to the export market

B. Total foreign exchange used and earned

Sl No.	Particulars	Amount (In cr)
1)	Foreign exchange earnings	7,216.36
2)	Foreign exchange outgo:-	
	CIF Value of Imports of raw materials, components & spare parts	10,925.06
	Capital Goods	30.65
	Others	210.06

DIRECTORS' REPORT

Corporate Governance

Introduction

High standards of corporate governance are critical to ensure business success. Corporate governance is not simply a matter of creating checks and balances; it is about creating an outperforming organisation which leads to increasing employee and customer satisfaction and shareholders' wealth. The primary objective is to create and adhere to a corporate culture of conscience and consciousness, transparency and openness; and to develop capabilities and identify opportunities that best serve the goal of value creation.

In accordance with Clause 49 of the Listing agreement with the Stock Exchanges in India and the best practices followed internationally on corporate governance, the details of governance systems and processes including compliance by the Company are as under:

Company's philosophy on code of governance

The Company has always believed in conducting its affairs in a fair and transparent manner and in maintaining the highest ethical standards in its dealings with all its constituents. It is committed to following good corporate governance practices. The Company's mission is to constantly review its systems and procedures to achieve the highest level of corporate governance in the overall interest of all the stakeholders.

The Board of Directors

1. **Composition of Board of Directors as at March 31, 2007**
   The Board of Directors consists of nine members, three of which are Executive Directors and six Non- Executive directors. The Company has a Non-Executive Chairman and the number of Independent Directors is equal to one-third of the total number of Directors. There has been no change in the composition of Directors during the financial year 2006-07.

The composition of the Board of Directors is as follows:

Name	Designation	Category	No. of Directorships in other Companies *	No. of Committee Memberships held in other Companies**	No. of Committee chairmanship held in any other companies**
Mr. Anil Agarwal	Chairman	Non Executive	6	Nil	Nil
Mr. Navin Agarwal	Executive Vice-Chairman	Executive	10	2	Nil
Mr. Kuldip Kumar Kaura	Managing Director	Executive	2	3	Nil
Mr. Tarun Jain	Whole-Time Director	Executive	5	6	Nil
Mr. Dwarka Prasad Agarwal	Director	Non-Executive	6	Nil	Nil
Mr. Ishwarlal Patwari	Director	Non-Executive	2	Nil	Nil
Mr. Sandeep Junnarkar	Director	Non-Executive & Independent	10	5	Nil
Mr. Gautam Doshi	Director	Non-Executive & Independent	9	9	Nil
Mr. Berjis Desai	Director	Non-Executive & Independent	10	6	2


CORPORATE GOVERNANCE REPORT


* The directorship held by Directors as mentioned above do not include alternate directorships and directorships of foreign companies, Section 25 companies and private limited companies.

** In accordance with Clause 49 of the Listing Agreement, Memberships / Chairmanships of only the Audit Committees and Shareholders'/Investors' Grievance Committees of all public limited companies have been considered.

2. **The details of shares held by non-executive Directors as on March 31, 2007 are as follows:**

Name	Number of shares held
Mr. Anil Agarwal	Nil
Mr. Dwarka Prasad Agarwal	Nil
Mr. Ishwarlal Patwari	13,72,830
Mr. Sandeep Junnarkar	17,500
Mr. Gautam Doshi	Nil
Mr. Berjis Desai	Nil

3. **Information supplied to the Board.**

The information placed before the board includes:

- Annual operating plans of businesses, capital budgets and any updates
- Quarterly results of the Company and its operating divisions or business segments
- Minutes of the meetings of audit committee and other committees of the Board
- Information on recruitment of senior officers just below the level of Board, including appointment or removal of Chief Financial Officer and Company Secretary
- Materially important show cause, demand, prosecution notices and penalty notices.
- Fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems
- Any material default in financial obligations to and by the Company, or substantial nonpayment for goods sold by the Company
- Any issue which involves possible public or product liability claims of substantial nature, including any judgment or order which may have passed strictures on the conduct of the Company or taken an adverse view regarding another enterprise that can have negative implications on the Company
- Details of any joint venture or collaboration agreement
- Sale of material nature of investments, subsidiaries, assets, which is not in normal course of business
- Transactions that involve substantial payment towards goodwill, brand equity or intellectual property
- Details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement, if material
- Significant labour problems and their proposed solutions. Any significant development in human resources/ industrial relations front like signing of wage agreement, implementation of Voluntary Retirement Scheme etc.
- Non-compliance of any regulatory, statutory nature or listing requirements and shareholders service such as non-payment of dividend, delay in share transfer etc
- Statement of significant transactions and arrangements entered by unlisted subsidiary Companies
- Dividend declaration
- General notices of interest of Directors
- Internal audit findings (through the Audit Committee).

In addition to the areas described above, the Company's audit committee looks into controls and security of the Company's critical IT applications, the internal and control assurance audit reports of all divisions and deviations from the Code of Business Principles, if any.

Management Discussion and Analysis

The Directors' Report includes details of management discussion and analysis of various businesses of the Company.

Disclosures by management to the Board

All details relating to financial and commercial transactions where Directors may have a pecuniary interest are provided to the Board and the interested Directors neither participate in the discussion, nor do they vote on such matters.

Meetings held in financial year 2006-07

The Board of Directors meets at least once in a quarter to review the Company's performance and financial results and more often, if considered necessary, to transact any other business. During the financial year 2006-07, six Board Meetings were held. These were held on May 31, 2006, July 19, 2006, August 21, 2006, October 10, 2006, November 15, 2006, January 12, 2007.

Attendance record of the Directors at Board and General Meetings held during financial year 2006-07 are as follows:

Sr. No.	Name	No. of Board Meetings attended	Attendance At Last AGM	Extra-Ordinary General Meeting
1	Mr. Anil Agarwal	2	No	No
2	Mr. Navin Agarwal	6	Yes	No
3	Mr. Kuldip Kumar Kaura	6	No	No
4	Mr. Tarun Jain	5	No	No
5	Mr. Dwarka Prasad Agarwal	2	No	No
6	Mr. Ishwarlal Patwari	5	No	No
7	Mr. Sandeep Junnarkar	3	Yes	Yes
8	Mr. Gautam Doshi	6	Yes	No
9	Mr. Berjis Desai	4	No	No

Committee of Directors

(i) Audit Committee

The Company had constituted an Audit Committee in accordance with the requirements of Section 292A of the Companies Act, 1956 and Clause 49 of the Listing Agreement entered with the stock exchanges.

The terms of reference/powers stipulated by the Board to the Audit Committee, as contained under Clause 49 of the Listing Agreement are as follows:

A. The Audit Committee shall have the following powers–

1. To investigate any activity within its terms of reference.
2. To seek information from any employee.
3. To obtain outside legal or other professional advice.
4. To secure attendance of outsiders with relevant expertise, if it considers necessary.

B. The role of the Audit Committee shall include the following:

1. Oversight of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.
2. Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of Statutory Auditors and fixation of audit fees.
3. Approval of payment to Statutory Auditors for any other services rendered by the Statutory Auditors.
4. Reviewing with the management, the annual financial statements before submission to the Board for approval, with particular reference to:-
   - Matters required to be included in the Directors' responsibility statement to be included in the Directors' report in terms of sub-section (2AA) of Section 217 of the Companies Act; 1956.
   - Changes, if any, in accounting policies and practices and reasons for the same.
   - Major accounting entries involving estimates based on the exercise of judgment by management.
   - Significant adjustments made in the financial statements arising out of audit findings.
   - Compliance with listing and other legal requirements relating to financial statements.
   - Disclosure of related party transactions.
   - Qualifications in draft audit report.
5. Reviewing with the management, the quarterly financial statements, before submission to the Board for approval.
6. Reviewing with the management the performance of Statutory and Internal auditors and adequacy of internal control systems.
7. Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department reporting structure, coverage and frequency of internal audit.


CORPORATE GOVERNANCE REPORT

8. Discussion with Internal auditors any significant findings and follow up thereon.
9. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.
10. Discussion with Statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.
11. To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.
12. To review the functioning of the Whistle Blower Mechanism.
13. Carrying out such other function as may be specifically referred to the Committee by the Board of Directors and/or other Committees of Directors of the Company
14. To review the following information:

- The management discussion and analysis of financial condition and results of operations;
- Statement of significant related party transactions (as defined by the Audit Committee), submitted by management;
- Management letters / letters of internal control weaknesses issued by the Statutory Auditors;
- Internal audit reports relating to internal control weaknesses; and
- The appointment, removal and terms of remuneration of internal auditors.

15. Reviewing the financial statements and in particular the investments made by the unlisted subsidiaries of the Company.

Meetings and attendance

Four Audit Committee meetings were held during the year. The dates on which the said meetings were held were as follows:

May 30, 2006, July 19, 2006, November 15, 2006, January 12, 2007

The Audit Committee comprises of all independent directors as under and details of meetings attended are given below:

Name of the Director	Position held in the Committee	Number of committee meetings attended
Mr. Gautam Doshi	Chairman	4
Mr. Sandeep Junnarkar	Member	2
Mr. Berjis Desai	Member	4

The Company Secretary acts as the Secretary to the Committee.

(ii) Remuneration Committee

The Remuneration Committee of the Board recommends the remuneration of Executive Directors, Commission to be paid to Executive Directors as per their respective terms of appointment by taking into account the profits and performance of the Company, external competitive environment and growth plans.

The scope of this Committee is to deliberate and recommend on the Company's policy on the following:

- specific remuneration packages for executive directors including pension rights
- any other compensation payment
- the Commission paid to Executive Directors
- the stock options offered and other forms of remunerating the Executive Directors.

The dates on which the remuneration committee's meetings were held were July 19, 2006 and January 12, 2007.

The composition of the Remuneration Committee is given below:

Name of the Director	Position held in the Committee	Number of committee meetings attended
Mr. Berjis Desai	Chairman	2
Mr. Gautam Doshi	Member	2
Mr. Anil Agarwal	Member	Nil

Details of remuneration to the Directors

The break up of remuneration paid to the Directors during financial year 2006-07 was as follows:



(i) Executive Directors

(Rupees)

Directors	Designation	Salary & Allowance	Commission Paid	Contribution to PF/ Pension/etc.	Perquisite	Stock Options of Holding Company	Total
Mr. Navin Agarwal	Executive Vice-Chairman	3,29,49,296/-	-	52,91,055/-	21,86,554/-	2,11,71,698/-	6,15,98,603/-
Mr. Kuldip Kumar Kaura	Managing Director & CEO	2,22,91,807/-	-	6,54,153/-	4,63,050/-	2,11,71,698/-	4,45,80,708/-
Mr. Tarun Jain	Whole-Time Director	1,85,10,055/-	-	19,04,215/-	6,17,100/-	2,11,71,697/-	4,22,03,067/-
	Total	**7,37,51,158/-**	-	**78,49,423/-**	**32,66,704/-**	**6,35,15,093/-**	**14,83,82,378/-**

(ii) Non-Executive Directors

Remuneration paid to Non-Executive Directors for the year (including sitting fees paid for attending Committee meetings).

Directors	Sitting fees (Rs.)	Commission (Rs.)
Mr. Anil Agarwal	–	–
Mr. Ishwarlal Patwari	85,000	–
Mr. Dwarka Prasad Agarwal	40,000	–
Mr. Sandeep Junnarkar	85,000	10,00,000
Mr. Gautam Doshi	1,60,000	10,00,000
Mr. Berjis Desai	1,22,500	10,00,000
Total	**4,92,500**	**30,00,000**

Notes:

1. The Company has granted stock option of its holding company to its Executive Directors (please refer note no 17 of 'Schedule – 20')
2. Mr. Anil Agarwal is Chairman of the Company with effect from October 20, 2004.
3. Mr. Navin Agarwal's service contract is for a period of 5 (five) years from August 1, 2003 to July 31, 2008.
4. Mr. K. K. Kaura's service contract expired on June 30, 2006. It has been extended from July 1, 2006 to March 31, 2008.
5. Mr. Tarun Jain's service contract is for a period of 5 (five) years from November 24, 2004 to November 23, 2009.
6. Mr. Sandeep Junnarkar, a Non-Executive Director is a partner in M/s. Junnarkar & Associates, Advocates and Solicitors. The professional fees paid to the firm during the year under review amounted to Rs.0.15 million.
7. Mr. Berjis Desai, a Non-Executive Director is a partner in J. Sagar Associates, Advocates and Solicitors. No professional fee was paid to the firm during the year under review.

(iii) Shareholders' and Investors' Grievance Committee

Terms of reference: The Committee oversees the reports received from the Registrar and Share Transfer Agents, facilitates prompt and effective redressal of shareholders' complaints and the reporting of the same to the Board periodically.

Secretary: Mr. S. Varadharajan was appointed as the Compliance Officer w.e.f. March 1, 2006.

Meetings and attendance during the year: The Shareholders and investors' Grievance Committee met two times during the financial year 2006-07 on May 30, 2006 and November 15, 2006.

The composition of the Investor Grievance Committee and details of the meetings attended by the Directors:

Name of the Director	Position held in the Committee	Number of meetings attended during the year
Mr. Sandeep Junnarkar	Chairman	1
Mr. Tarun Jain	Member	2
Mr. Berjis Desai	Member	2

Investor Grievance Redressal

Status of Complaints for the Financial Year April 1, 2006 to March 31, 2007

1	Number of complaints received(including complaints pending as at March 31, 2006) from the investors comprising of Non receipt of Dividend/Interest Warrants, Non receipt of securities sent for transfer and transmission, complaints received from SEBI etc.	1848
2	Number of complaints resolved	1846
3	Complaints Pending as at March 31, 2007	2
4	Number of cases of share Transfers pending for approval as at March 31, 2007	3

(iv) Other Committees

Share/Debenture Transfer Committee

The Board has delegated the power to approve Share/Debenture transfer, transmission and consider, split and/ or consolidation requests to Shares/Debenture Transfer Committee consisting of Directors. The Share/Debenture Transfer Committee meets at regular intervals.

Banking and Authorisation Committee

The Banking and Authorisation Committee consists of three Directors of the Company. The Committee approves on behalf of the Company, any changes in authorised signatories for banking operations, delegation of powers for day to day excise and sales tax matters, authorisation to specific employees for certain contractual obligations and such other delegation as may required.

Committee of Directors (Corporate Actions)

The Board has delegated authority to Committee of Directors to approve corporate actions viz. allotment of rights shares.

The Committee of Directors met two times during the financial year 2006-2007, viz., April 7, 2006 and May 20, 2006.

Code of business conduct and ethics for Directors and senior management

The Board of Directors at their meeting held on November 16,


CORPORATE GOVERNANCE REPORT

2005 has adopted the Code of Business Conduct and Ethics for Directors and Senior Management ("the Code"). This Code is a comprehensive Code applicable to all Directors, Executive as well as Non-Executive as well as members of Senior Management. The Code while laying down, in detail, the standards of business conduct, ethics and governance, centers on the following theme:

"The Company's Board of Directors and Senior Management are responsible for and are committed to setting the standards of conduct contained in this Code and for updating these standards, as appropriate, to ensure their continuing relevance, effectiveness and responsiveness to the needs of local and international investors and all other stakeholders as also to reflect corporate, legal and regulatory developments. This Code should be adhered to in letter and in spirit."

The Board of Directors at their meeting held on January 12, 2007 has adopted a revised Code of Business Conduct and Ethics for Directors and Senior Management ("the Code") in additional compliance with the requirement of the US Laws.

A copy of the Code has been put on the Company's website www.sterlite-industries.com.

The Code has been circulated to all the members of the Board and Senior Management and the compliance of the same has been affirmed by them. A declaration signed by the Managing Director is given below:

I hereby declare that:
The Company has obtained from all the members of the Board and Senior Management, affirmation that they have complied with the Code of Business Conduct and Ethics for Directors and Senior Management in respect of the financial year 2006- 07.

Kuldip Kumar Kaura
Managing Director & CEO

Risk Management Policy

The Company has laid down procedures to inform Board Members about the Risk assessment & minimization procedures. These procedures are periodically placed and are reviewed by the Board of Directors. The Company has formulated and implemented a Risk Management Policy for Risk Assessment and Mitigation Procedures.

CEO/CFO certification

CEO/ CFO Certification as stipulated in Clause 49 of the Listing Agreement was placed before the Board of Directors at its meeting held on May 3, 2007.

Other disclosures

General Body Meetings

Location, date and time of the last three Annual General Meetings (AGM) and Extraordinary General Meetings (EOGM) are as follows:

Year	Meeting	Location	Date	Time
2006-07	EOGM	B-10/4 Waluj MIDC Industrial Area, Waluj Dist. Aurangabad - 431133, Maharashtra	December 11, 2006	11.30 am
2005-06	AGM	- do -	September 20, 2006	11.30 am
2004-05	AGM	- do -	September 3, 2005	11.30 am
2003-04	AGM	- do -	September 28, 2004	3.00 pm
2003-04	EOGM	- do -	January 20, 2004	11.00 am

Postal Ballots

Pursuant to Section 192A of the Companies Act, 1956, the shareholders of the Company had approved the following special resolutions by means of Postal Ballot during the financial year 2006–07. No resolution is proposed to be passed through postal ballot in the ensuing AGM:

Amendment in the Object Clause of the Memorandum of Association of the Company

The Board at its meeting held on May 31, 2006 proposed the amendment of the Object Clause of the Memorandum of Association of the Company and decided to pass the Special resolution by way of postal ballot and sent the notice along-with the explanatory statement and the forms to the shareholders requesting them to send their assent or dissent in writing on the postal ballot form before the closure of business hours of August 21, 2006.

Mr. Upendra Shukla was appointed as a Scrutinizer and the result was declared on August 25, 2006 as follows:

1.	Number of votes cast for the resolution :	43,34,99,273	-99.99%
2.	Number of votes cast against the resolution :	31,580	-0.01%
3.	Number of invalid/ unexcercised votes :	1,09,406	

Increase in the threshold limit of investments by Foreign Instutional Investors in the Company

The Board at its meeting held on January 12, 2007 proposed the increase in the threshold limit of investments by Foreign Institutional Investors upto 49% of the paid-up capital of the Company and decided to pass the special resolution by way of postal ballot and sent the notice alongwith the explanatory statement and the forms to the shareholders requesting them to send their assent or dissent in writing on the postal ballot form before the closure of business hours of February 19, 2007.

Mr. Upendra Shukla was appointed as a Scrutinizer and the result was declared on February 21, 2007 as follows:

1.	Number of votes cast for the resolution :	43,47,45,623	- 99.98%
2.	Number of votes cast against the resolution :	94,204	- 0.02 %
3.	Number of invalid/ unexercised votes :	62,061	

Disclosures

i) Disclosures on materially significant related party transactions
None of the transactions with any of the related parties were in conflict with the interest of the Company. Attention of Members is drawn to the disclosures of transactions with the related parties set out in Notes on Accounts - Schedule '20', forming part of the Annual Report.

ii) Details of Non Compliance by the Company, Penalties and Strictures imposed on the Company by Stock Exchange, SEBI or any Statutory Authorities related to Capital Market.
Strictures/Penalties imposed on the Company by SEBI/Stock Exchange during the last three years:

1. SEBI had filed a petition in the High Court of Judicature at Bombay challenging the Company's Scheme of Arrangement. This petition was set aside by the Division Bench of the High Court of Judicature at Bombay vide its Order dated July 15, 2002. SEBI and Union of India have filed a Special Leave Petition in the Supreme Court in August 2002. During the financial year 2005-06, the Supreme Court of India disposed off the appeal filed by SEBI.
2. During the process of Open Offer for acquisition of Hindustan Zinc Limited 20% Equity Shares of (HZL) from the public shareholders, there was delay in receipt of the approval from the RBI and consequently, delay in payment to nine non-resident shareholders. SEBI had passed an Order dated June 12, 2003 under SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 ("Takeover Code") on Sterlite Opportunities and Ventures Limited (SOVL) (as acquirer), Sterlite Optical Technologies Limited (SOTL) and the Company (as persons acting in concert) directing the payment of interest @ 10% per annum, for alleged delay in payment of consideration amount to nine non-resident shareholders due to delay in receipt of approval of the Reserve Bank of India. SOVL, SOTL and the Company had filed an appeal against the SEBI Order before 'Securities Appellate Tribunal' (SAT). SAT vide order dated February 11, 2005 has upheld the appeal and set aside the impugned Order of SEBI.
3. The Securities and Exchange Board of India (SEBI) had issued notice to the Company for alleged violation of the provisions of sub regulations (2) and (4) of Regulation 6 (for the year 1997), sub regulation [3] of Regulation 7 (for the year 2000) and sub regulation (3) of Regulation 8 of the SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 1997. The Company contested the matter before the Adjudicating Officer of SEBI stating that the relevant information was furnished but the Company was unable to produce the proof thereof, after five/seven years. The Adjudicating Office held the Company liable for non-compliance of these provisions and the Company was directed to pay a token penalty of Rs.1,00,000/- for non-compliance of the aforesaid regulations, which has since been paid.
4. SEBI barred the Company from accessing the Indian Capital Market for Equity/Debt issue for a period of two years from April 19, 2001. The matter relates to alleged price manipulation during an open offer for the acquisition of shares in Indian Aluminium Company Limited made by the Company. The Company appealed against the SEBI Order before the Securities Appellate Tribunal (SAT). The SAT vide its order dated October 22, 2001 set aside the earlier SEBI order. SEBI has preferred an appeal against the SAT order in the High Court of Judicature at Bombay and the same is pending.

Whistle Blower Policy

The Company has a Whistle Blower mechanism wherein each employee of the Company has been communicated about the Whistle Blower Policy through the Code of Conduct as well as by individual communication.

During the year there was no concern reported under this mechanism.


CORPORATE GOVERNANCE REPORT

Means of communication

The quarterly / half-yearly results of the Company are published in Economic Times / Business Standard and Aurangabad edition of Dainik Lokmat / Sakal (Marathi), as per the requirements of the Listing Agreement. These results are also put on the Company's website at www.sterlite-industries.com. Therefore the same were not sent to each household of shareholders. Official news releases, detailed presentations made to media, analysts, institutional investors, etc are also displayed on the Company's website.

General shareholder information:

1. Annual General Meeting

Date	:	Saturday, September 15, 2007
Time	:	11.30 A.M.
Venue	:	Tamira Club, Tamira Niketan SIPCOT Industrial Complex Madurai-Bypass Road, T.V. Puram PO Tuticorin – 628 002, Tamil Nadu
Agenda	:	1) Adoption of audited accounts 2) Confirmation of Preference Share dividend 3) Re-appointment of directors 4) Re-appointment of auditors

2. Profile of Directors Retiring by Rotation/ eligible for re-appointment

Information in cases of appointment or re-appointment of Directors as required under listing agreement is given as under:

Mr. Gautam Doshi

He holds a Bachelors Degree in Commerce from the University of Bombay and is also a Fellow Member of The Institute of Chartered Accountants of India. He has 26 years of varied experience in the areas of Finance, Accountancy and Audit. Mr. Doshi has been a member of the Central Council and the Western India Regional Council of The Institute of Chartered Accountants of India.


CORPORATE GOVERNANCE REPORT

Mr. Gautam Doshi is a Director in the following Public/Private Companies.

1) Kojam Fininvest Limited
2) Garware Polyester Limited
3) Adlabs Films Limited
4) Sonata Investments Limited
5) Reliance Communication Infrastructure Limited
6) Reliance Life Insurance Co Limited
7) Reliance Asset Reconstruction Company limited
8) Reliance Telecom Limited
9) Reliable Internet Services Limited
10) Medi Assist India Private Limited
11) Reliance Anil Dhirubhai Ambani Group Private Limited
12) Connect Capital Private Limited

Mr. Sandeep Junnarkar

Mr. Sandeep H. Junnarkar, Solicitor is a partner of M/s Junnarkar & Associates, Advocates, Solicitors & Notary. He was earlier a partner with M/s Kanga & Co, Advocates & Solicitors a well known Legal Firm in Mumbai. He has specialised in all aspects of Banking Laws, Corporate Laws, Exchange Control and FEMA and Securities Regulation Act.

Mr. Junnarkar is a Director of the following Public/ Private Limited Companies:

1) Excel Crop Care Limited
2) Everest Industries Limited
3) IL & FS Infrastructure Development Corporation Limited
4) Indian Petrochemicals Corporation Limited
5) Jai Corp. Limited
6) Reliance Industrial Infrastructure Limited
7) Reliance Industrial Investments & Holdings Limited
8) Reliance Ports and Terminals Limited
9) Sunshield Chemicals Limited
10) Tilaknagar Industries Limited

3. Financial Calendar

Annual General Meeting	:	September (FY-2007-08)
Board Meetings for considering Unaudited quarterly results for first three quarters of the financial year ending March 31, 2008	:	Within one month from the end of each quarter.
Board Meetings for considering Audited Results of the Company For the financial year ending March 31, 2008	:	Within three month from the end of the financial year.

4. Book closure dates : Monday, September 10, 2007 to Saturday, September 15, 2007 (both days inclusive)

5. Dividend

Interim dividend paid on December 11, 2006 was recommended as final dividend

6. Listing of shares on stock exchanges

The Company's equity shares are listed with:

Bombay Stock Exchange Limited (BSE)
Phiroze Jeejeebhoy Towers,
Dalal Street, Fort, Mumbai-400001

National Stock Exchange of India Limited (NSE)
"Exchange Plaza" Bandra – Kurla Complex
Bandra (East), Mumbai – 400 051.

a) Annual Listing Fees for the year 2007-2008 have been paid to all the above Stock Exchanges. The Company has also paid the Annual Custodial Fees to both the Depositories.

b) The Company has applied for delisting of shares from 'The Calcutta Stock Exchange Association Ltd.' and the approval is awaited.

7. Stock code

Equity shares scrip code

BSE	:	**500900**
NSE	:	**STER / EQ**
ISIN No.	:	**INE268A01031**

8. Stock price data

Stock price data for the year April 1, 2006 to March 31, 2007 was as detailed below

Year	Month	Bombay Stock Exchange		National Stock Exchange	
		High	Low	High	Low
2006	April	2901.00	1770.10	2,900.00	1,768.00
	May	2950.00	*301.00	2,939.80	*280.00
	June	464.50	258.40	462.90	257.00
	July	446.90	331.00	447.00	331.10
	August	444.35	355.35	441.80	355.00
	September	480.00	415.30	482.25	411.60
	October	531.90	434.10	532.90	434.10
	November	561.90	486.25	562.00	486.50
	December	595.00	476.00	594.70	475.00
2007	January	575.00	510.55	564.20	510.10
	February	531.50	430.00	531.70	427.05
	March	496.00	426.80	495.90	412.00

**Price after subdivision of face value*

Sources : Daily stock prices from BSE website www.bseindia.com and monthly statistics report from NSE.

Market capitalisation

The market capitalisation of Company's shares was Rs. 26,148.71 crores as per the closing price quoted at BSE as at March 31, 2007.

9. Stock performance

The performance of the Company's share related to the BSE sensitive index is given in the chart below:



16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
3,000
2,625
2,250
1,875
1,500
1,125
750
375
April 2006
May 2006
June 2006
July 2006
August 2006
September 2006
October 2006
November 2006
December 2006
January 2007
February 2007
March 2007
Sensex
SIIL

CORPORATE GOVERNANCE REPORT

10. Registrar and Transfer Agent
Karvy Computershare Private Limited,
Plot No 17 – 24, Vittal Rao Nagar,
Cyberabad, Madhapur, Hyderabad – 500 081
Phone – 040 23420815 – 824, Fax – 040 23420814
E-mail – mailmanager@karvy.com

11. Share/Debenture Transfer System
The Company's shares being traded in compulsory demat mode are transferred through the depository system.. The Company has entered into agreements with both the depositories' viz. National Securities Depository Limited (NSDL) & Central Depository Services (India) Limited (CDSL). Karvy Computershare Private Limited has Registrars and Transfer Agents. Share/Debenture Transfer Committee approves the physical transfers received every week. Physical shares sent for transfer are duly transferred within 10-12 days of receipt of documents, if found in order. Transfer deeds under objection are returned within 7 days.

12. Distribution of Share holding as at March 31, 2007:
Equity Shareholding

No. of Equity Shares	Number of share holders	%	No. of shares	%
Less than 5000	58,723	98.65	1,74,71,576	3.13
5001 - 10000	406	0.68	29,06,994	0.52
10001 - 20000	165	0.28	22,42,729	0.40
20001 - 30000	45	0.08	11,18,298	0.20
30001 - 40000	22	0.04	7,57,630	0.14
40001 - 50000	15	0.02	6,99,424	0.12
50001 - 100000	40	0.06	28,79,716	0.52
100001 - above	114	0.19	53,04,18,044	94.97
Total	**59,530**	**100.00**	**55,84,94,411**	**100.00**

Shareholding pattern as on March 31, 2007

Category	No. of Equity Shares held	% of total shareholding
Promoters	44,26,02,605	79.25
Banks, Financial Institutions	3,92,815	0.07
Insurance Companies	1,69,34,728	3.03
Mutual Funds	72,11,501	1.29
FII	4,11,95,892	7.38
NRI	9,49,741	0.17
Corporates	65,90,884	1.18
Residential Individuals / Trust	4,09,03,646	7.32
Foreign Companies (Others)	17,12,599	0.31
Total	**55,84,94,411**	**100.00**

13. Dematerialization of shares and liquidity

The Company's equity shares are compulsorily traded in the electronic form w.e.f. May 31, 1999. Requests for dematerialisation of shares are processed and confirmed within 15 days of receipt by NSDL and CDSL. As at March 31, 2007, 28.62 % of total equity capital was held in Electronic form with National Securities Depository Ltd. (NSDL) and Central Depository Services (India) Ltd. (CDSL).

14. Outstanding GDRs / ADRs / Warrants or any convertible instruments, conversion date and likely impact on equity as of March 31, 2007.

None

15. Plant location

Division location

Copper Anodes (Smelter), Refinery and Continuous Cast Copper Rods:

Tuticorin (Tamil Nadu)

Copper Cathodes (Refinery), Continuous Cast Copper Rods:

Chinchpada (Silvassa)

Continuous Cast Copper Rods:

Piparia (Silvassa)

Continuous Cast Copper Rods:

Lonavala, (Maharashtra)

Aluminium Alloy Sheets & Foils:

Sanaswadi, Dist. Pune (Maharashtra)

16. Addresses for correspondence

i) **Registrar and Transfer Agents**

(For share, debenture transfer lodgement, general investors query)

Karvy Computershare Private Limited,
Plot No 17 – 24, Vittal Rao Nagar,
Cyberabad, Madhapur, Hyderabad – 500 081
Phone – 040 23420815 – 824,
Fax – 040 23420814
E-mail – mailmanager@karvy.com

ii) **Company**

(For unresolved shareholder complaints, queries etc.)

Sterlite Industries (India) Limited
Secretarial Department
Solitaire Corporate Park, Business Square Center
C wing, 2nd Floor, Andheri Kurla Road
Chakala, Andheri (East), Mumbai – 400 093
Tel : 6643 4500; Fax : 6643 4551;
E-mail : comp.sect@vedanta.co.in


CORPORATE GOVERNANCE REPORT

For and on behalf of the Board

Place: Mumbai
Dated: May 3, 2007

Anil Agarwal
Chairman

Certificate on Corporate Governance

To
The Member of
Sterlite Industries (India) Limited

We have examined the compliance of conditions of corporate governance by Sterlite Industries (India) Limited, for the financial year ended March 31, 2007, as stipulated in clause 49 of listing agreement of said company with the stock exchange(s).

The compliance of conditions of corporate governance is responsibility of the management. Our examination was limited to the review of the procedures and implementation thereof, adopted by the company for ensuring the compliance of the conditions of the corporate governance. It is neither an audit nor expression of opinion on the financial statement of the company.

In our opinion and to the best of our information and according to the explanations given to us and the representation made by the directors and the management, we certify that the company has complied in all material respect with the conditions of corporate governance as stipulated in clause 49 in above mentioned of listing agreement.

We state that such compliance is neither an assurance as to future viability of the company nor the efficiency or effectiveness with which the management has conducted the affairs of the company.

For **Chaturvedi & Shah**
Chartered Accountants

R Koria
Partner
Membership No. 35629

For **Das & Prasad**
Chartered Accountants

B N Agarwala
Partner
Membership No. 11709


CORPORATE GOVERNANCE REPORT

Place : Mumbai
Dated: May 3, 2007

Auditors' Report

To,

The Members of Sterlite Industries (India) Limited

We have audited the attached Balance Sheet of 'STERLITE INDUSTRIES (INDIA) LIMITED', as at March 31, 2007 and also the Profit and Loss Account and Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. These Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Companies (Auditor's Report) Order, 2003 issued by Central Government of India in terms of Section 227 (4A) of the Companies Act, 1956, we give in the Annexure hereto a statement on the matters specified in the paragraphs 4 and 5 of the said order.
2. Further to our comments in the Annexure referred to in paragraph 1 above, we state that:
   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.
   b) In our opinion, proper books of account, as required by law, have been kept by the company, so far as appears from our examination of such books.
   c) The Balance Sheet and Profit & Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account.
   d) In our opinion the Balance Sheet and the Profit & Loss Account and Cash Flow Statement complies with the mandatory Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956.
   e) On the basis of the written representations received from the Directors as on March 31, 2007, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2007 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.
   f) In our opinion and to the best of our information and according to explanations given to us, the accounts read together with the notes thereon, in particular note no. 4 and 6 of Schedule 20, regarding sale of Power Transmission Line division of the company on going concerns basis and change in accounting policy for Employee Benefits, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India: -
      I) in the case of the Balance Sheet, of the state of affairs of the company as at March 31, 2007;
      II) in the case of the Profit & Loss Account, of the Profit of the company for the year ended on that date; and
      III) in the case of the Cash Flow Statement, of the Cash Flows for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

R. Koria
Partner
Membership No. 35629

For **Das & Prasad**
Chartered Accountants

B. N. Agarwala
Partner
Membership No. 11709

Place: Mumbai
Dated: May 3, 2007

Annexure to Auditors' Report

(Referred to in paragraph 1 of our report of even date)

As required by the Companies (Auditor's Report) Order, 2003 issued by Central Government of India in terms of Section 227 (4A) of the Companies Act 1956, and on the basis of such checks as we considered appropriate, we further report that:-

i) a) The company has generally maintained proper records showing full particulars including quantitative details and situation of fixed assets.

b) As explained to us, the fixed assets have been physically verified by the management in accordance with a phased programme of verification, which in our opinion, is reasonable, considering the size and nature of its business. No material discrepancies were noticed on such verification as compared with the available records.

c) As per the information and explanations given to us, during the year, the company has sold its power transmission line division on going concern basis (refer note no. 4 of Schedule 20), however, the same has not affected its going concern status of the Company.

ii) a) As explained to us, inventories have been physically verified by the management at reasonable intervals.

b) In our opinion and according to the information and explanations given to us, the procedure of physical verification of inventories followed by the management is reasonable and adequate in relation to the size of the Company and the nature of its business.

c) According to the information and explanations given to us and on the basis of our examination of inventory records, we are of the opinion that the company is maintaining proper records of inventory. As explained to us, discrepancies noticed on physical verification of the inventories between the physical inventories and book records were not material, having regard to the size of the operations of the company, and the same have been properly dealt with.

iii) a) According to the information and explanations given to us, there is one company covered in the register maintained under Section 301 of the Companies Act, 1956, to which the company has granted loans. The maximum amount involved during the year was Rs. 9.41 Crore and the year-end balance of loans granted to such party was Nil.

b) In our opinion and according to the information and explanations given to us, the aforesaid loan is interest free and other terms and conditions are not prima facie prejudicial to the interest of the Company.

c) The said interest free loan given to a wholly owned subsidiary of the Company was repayable on demand and there was no repayment schedule.

d) In respect of the loan given by the Company, the same was repayable on demand and therefore the question of overdue amount does not arise.

e) According to the information and explanations given to us, the Company has not taken loan from companies, firms and other parties covered in the register maintained under section 301 of the Companies Act, 1956, hence clause 4 (iii) (f) and (g) of the Companies (Auditor's Report) Order, 2003 are not applicable to the company.

iv) In our opinion and according to the information and explanations given to us there are adequate internal control procedure commensurate with the size of the company and the nature of its business for the purchase of inventories and fixed assets and for sale of goods and services. We have not observed any continuing failure to correct major weakness in the internal control.

v) a) According to information and explanations given to us, we are of the opinion that particulars of contracts or arrangements referred to in section 301 of the Companies Act, 1956 have been entered into a register required to be maintained under that section.

b) Each of these transactions, made in pursuance of contracts or arrangements entered in the register maintained under section 301 of the Companies Act, 1956 and aggregating during the year to Rs.5,00,000/- or more in respect of each party, have been made at prices which are reasonable. The company has not made similar transactions with any other party.

vi) The Company has not accepted any deposit from the public and hence directives issued by the Reserve Bank of India and the provisions of Section 58A and 58 AA of the Companies Act, 1956 and rules framed thereunder are not applicable for the year under audit.

vii) In our opinion, the Company has an internal audit system commensurate with its size and nature of its business.

viii) We are informed by the management that Central Government has prescribed the maintenance of Cost Records under section 209 (1) (d) of the Companies Act, 1956, in respect of manufacture of copper, aluminium conductors and sulphuric acid. We have broadly reviewed the accounts and records of the company in this connection and are of the opinion that, prima facie; prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the records with a view to determine whether they are accurate.

ix) a) According to the records of the company, the company has generally been regular in depositing with appropriate authorities undisputed statutory dues, including Provident Fund, Employees State Insurance, Income-tax, Sales-tax, Wealth tax, Service Tax, Custom Duty, Excise Duty, Cess and any other statutory dues except Investor Education and Protection Fund.

b) According to the information and explanations given to us, no undisputed amounts payable in respect of such statutory dues, except Rs. 0.63 Crore in respect of Investor Education and Protection Fund, as at March 31, 2007 for a period of more than six months from the date they became payable, which is held in abeyance due to pending legal case.

c) According to the information and explanations given to us, the disputed statutory dues aggregating to Rs. 217.66 Crore, that have not been deposited on account of matters pending before appropriate authorities are as under:

(Rs. in Crore)

Name of the Statute	Nature of the Dues	Amount	Period to which amount relates	Forum where dispute is pending
Income Tax Act, 1961	Income Tax	39.50	2003-2004	Commissioner Income Tax (Appeals)
Package Scheme of Incentives, 1988	Sales Tax & Capital Incentives	29.13	1998-1999 to 2006-2007	Joint Director of Industries, Pune
Central Excise Act, 1944	Excise Duty	133.37	1996-1997 to 2001-2002	CESTAT
		0.51	1998-1999 to 2002-2003	Additional Commissioner,Cochin
Tamilnadu General Sales Tax Act, 1959	Sales Tax	1.69	1998-1999	Deputy Commercial Tax Officer, Tuticorin
		0.60	1997-1998	Sales Tax Appellate Tribunal (Additional Bench)
Central Sales Tax Act, 1956	Sales Tax	2.10	1998-1999 to 2000 -2001	Deputy Commercial Tax Officer, Tuticorin
Tamilnadu Tax and Consumption or Sale of Electricity Act, 2003	Generation Tax	10.59	2003-2004 to 2006-2007	Supreme Court
Custom Act, 1962	Custom Duty	0.17	1996-1997	CESTAT
Total		217.66		

x) The company neither has accumulated losses nor it has incurred any cash losses during the current financial year and in the immediately preceding financial year.

xi) Based on our audit procedures and information and explanations given by the management, we are of the opinion that the company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.

xii) According to the information and explanations given to us, the company has not granted loans and advances on the basis of security by way of pledge of shares, debenture and other securities.

xiii) In our opinion, the company is not a chit fund, a nidhi or a mutual benefit society. Therefore, the provisions of clause 4 (xiii) of the Companies (Auditor's Report) Order 2003 is not applicable to the company.

xiv) The company has maintained proper records of transactions and contracts in respect of trading in securities and timely entries have been made therein. The investments are held by the company in its own name.

xv) According to the information and explanations given by the management, the company has given guarantees for loan taken by others from banks and financial institutions as mentioned in note no.26 (f) of Schedule 20. During the year the company has provided Rs. 76 Crore and paid Rs. 2.40 Crore in respect of guarantees given on behalf of one of the company (refer note no. 5 of the Schedule 20). As the terms and conditions for guarantees are not stipulated we are unable to comment whether the same are prejudicial to the interest of the company.

xvi) According to the information and explanations given to us, no term loans are raised during the year.

xvii) On the basis of review of utilization of funds, which is based on overall examinations of the balance sheet of the company as at March 31, 2007, related information as made available to us and as represented to us by the management, we are of the opinion that the funds raised on short term basis have not prima facie been, utilised for long term investments.

xviii) During the year the company has not made any preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Companies Act, 1956.

xix) The following short term privately placed secured debentures have been repaid prior to creation of security in favour of debenture holders;- Outstanding at the beginning of the year Rs.29.12 Crore, Issued during the year – Rs. 1,590.50 Crore, Repaid during the year – Rs. 1,619.62 Crore. No such debentures are outstanding as at year end.

xx) We have verified the end use of moneys raised by right issues of equity shares and the same has been disclosed in the note no. 16 of schedule 20 to notes forming part of accounts.

xxi) According to the informations and explanations given to us, no fraud on or by the company has been noticed or reported during the year.

For **Chaturvedi & Shah**
Chartered Accountants

R. Koria
Partner
Membership No. 35629

For **Das & Prasad**
Chartered Accountants

B. N. Agarwala
Partner
Membership No. 11709

Place: Mumbai
Dated: May 3, 2007

Balance Sheet As at March 31, 2007

(Rs. in Crore)

	Schedule	As at March 31, 2007		As at March 31, 2006
I. SOURCES OF FUNDS				
1. Shareholders' Funds				
Share Capital	1	111.70		77.75
Reserves & Surplus	2	4,346.23		4,044.66
			4,457.93	4,122.41
2. Loan Funds				
Secured Loans	3	100.00		125.92
Unsecured Loans	4	2,709.75		1,908.87
			2,809.75	2,034.79
3. Deferred Tax Liability (Net) (Refer Note No 31 of Schedule No. 20)			319.27	327.41
Total			7,586.95	6,484.61
II. APPLICATION OF FUNDS				
1. Fixed Assets	5			
Gross Block		2,688.51		2,596.96
Less: Accumulated Depreciation and Impairment		971.27		857.89
Net Block		1,717.24		1,739.07
Capital Work-in-Progress		32.23		71.00
			1,749.47	1,810.07
2. Investments	6		2,912.96	2,671.78
3. Current Assets, Loans & Advances				
Interest Accrued on Investments		-		2.15
Inventories	7	1,849.16		1,019.18
Sundry Debtors	8	914.07		575.80
Cash and Bank Balances	9	232.07		793.77
Loans & Advances	10	1,376.62		1,252.05
		4,371.92		3,642.95
Less: Current Liabilities & Provisions:	11			
Current Liabilities		1,109.40		907.87
Provisions		338.00		732.66
		1,447.40		1,640.53
Net Current Assets			2,924.52	2,002.42
4. Miscellaneous Expenditure (to the extent not written off or adjusted)			-	0.34
Total			7,586.95	6,484.61
Notes forming part of Accounts	20			

As per our report of even date

For and on behalf of the Board

For Chaturvedi & Shah
Chartered Accountants

R. Koria
Partner

For Das & Prasad
Chartered Accountants

B. N. Agarwala
Partner

Navin Agarwal
Executive Vice Chairman

Tarun Jain
Whole Time Director

K. K. Kaura
Managing Director & CEO

D. D. Jalan
Chief Financial Officer

S. Varadharajan
Company Secretary

Place : Mumbai
Dated : May 3, 2007

Profit and Loss Account For the year ended March 31, 2007

(Rs. in Crore)

	Schedule	Year ended March 31, 2007		Year ended March 31, 2006
I. INCOME				
Turnover		12,457.57		7,923.10
Less: Excise Duty Recovered on Sales		635.72		419.20
Net Turnover			11,821.85	7,503.90
Other Income	12		205.41	113.95
Variation in Stock	13		358.85	253.42
Total			12,386.11	7,871.27
II. EXPENDITURE				
Purchases			14.16	-
Manufacturing and other expenses	14		10,779.64	6,700.11
Personnel	15		57.44	46.47
Selling & Distribution	16		71.78	81.60
Administration & General	17		104.09	122.31
Interest & Finance charges	18		182.66	120.37
			11,209.77	7,070.86
Less: Pre operative expenses of projects (net)			6.56	6.58
Total			11,203.21	7,064.28
Profit before write off, depreciation and tax			1,182.90	806.99
Losses, Write Offs and Provision For Investments and Loans	19		133.47	-
Loss on sale of Power Transmission line Division (Refer note no. 4 of Schedule 20)			3.93	-
			137.40	-
Depreciation			133.20	128.23
Profit before Taxation			912.30	678.76
Continuing operation				
Profit before Taxation from continuing operation			900.42	631.13
Provision for current Taxation			132.85	137.77
Provision for Deferred Taxation (Credit)			(8.15)	18.42
Provision for Fringe benefit Tax			0.98	0.61
Profit after Taxation from continuing operation (A)			774.74	474.33
Discontinued operation				
Profit before Taxation from discontinued operation			11.88	47.63
Provision for Current Taxation			2.55	10.57
Provision for Fringe benefit Tax			0.04	0.27
Profit after Taxation from discontinued operation (B)			9.29	36.79
Profit after Taxation (A+B)			784.03	511.12
Income Tax Provision related to earlier years provided/ (written back)			-	(4.08)
Balance brought forward from last Year			970.47	587.21
Debenture Redemption Reserve Account written back			6.20	-
Amount available for appropriation			1,760.70	1,102.41
APPROPRIATIONS				
General Reserve			79.00	52.00
Interim Dividend:				
- Equity shares			223.40	-
- Tax on Interim Dividend			31.33	-
Dividend on:				
- Preference Shares			0.05	0.22
- Tax on Dividend			0.01	0.03
Proposed Dividend:				
- Equity Shares			-	69.84
- Tax on Proposed Dividend			-	9.79
(Excess)/short Provision of Dividend of earlier year			(0.02)	0.05
Short Provision for Tax on Dividend of earlier year			-	0.01
Balance carried to the Balance Sheet			1,426.93	970.47
Total			1,760.70	1,102.41
Earning (in Rs) per Share of Rs.2/-each(Basic & Diluted) (Refer Note No. 30 of Schedule 20)			14.04	9.23
Notes forming part of Accounts	20			

As per our report of even date

For and on behalf of the Board

For Chaturvedi & Shah
Chartered Accountants

R. Koria
Partner

For Das & Prasad
Chartered Accountants

B. N. Agarwala
Partner

Navin Agarwal
Executive Vice Chairman

Tarun Jain
Whole Time Director

K. K. Kaura
Managing Director & CEO

D. D. Jalan
Chief Financial Officer

S. Varadharajan
Company Secretary

Place : Mumbai
Dated : May 3, 2007

Schedules forming part of the Balance Sheet

(Rs. in Crore)

	As at March 31, 2007	As at March 31, 2006
Schedule 1 - Share capital		
Authorised		
92,50,00,000 Equity Shares of Rs. 2/- each. (Previous Year 60,00,00,000 Equity Shares of Rs. 2/- each)	185.00	120.00
NIL Preference Shares (Previous Year 3,00,00,000 Preference Shares of Rs.10/- each)	-	30.00
	185.00	150.00
Issued, Subscribed & Paid up		
55,84,94,411 (Previous Year 11,17,38,469) Equity Shares of Rs. 2/- each fully paid up (Previous Year Rs. 5/- each)	111.70	55.87
Less: Unpaid Allotment Money/Calls in Arrears (other than Directors) (Current Year Rs.11,790) (Previous year Rs.11,790)	-	-
	111.70	55.87
NIL (Previous year 2,18,75,000) 1% Cumulative Redeemable Preference Shares of Rs. 10/- each fully paid up.	-	21.88
Total	111.70	77.75

Notes :

1. Of the above Equity Shares :
   a) 2,10,000 Equity Shares were allotted as fully paid up pursuant to a contract without payment being received in cash before buy back, extinguishment, subdivision and issue of bonus shares.
   b) 32,19,73,026 Equity Shares of Rs. 2 each (Previous year 4,28,24,788 of Rs. 5 each) were allotted as fully paid up Bonus Shares by way of capitalisation of General Reserve and Security Premium.
   c) 27,33,675 Equity Shares were allotted pursuant to scheme of Amalgamation without payment being received in cash before buy back, extinguishment, subdivision and issue of bonus shares.
   d) 40,99,400 Equity Shares were allotted as fully paid upon conversion of 50,000 Foreign Currency Convertible Bonds before subdivision and issue of bonus shares.
2. During the year, equity shares having face value of Rs. 5 each (fully paid up) have been subdivided into Rs. 2 each fully paid up.
3. Refer Note No.12 of Schedule 20 in respect of reduction of Issued, Subscribed and Paid up capital.
4. Of the above equity shares, 42,93,29,150 Equity Shares are held by company's holding company and by fellow subsidiary of the company.
5. 2,18,75,000 1% Cumulative Redeemable Preference Shares of Rs. 21.88 Crore have been redeemed with a redemption premium of Rs. 78.50 per share aggregating to Rs. 171.72 crore which has been adjusted against Security Premium Account.

Schedules forming part of the Balance Sheet

(Rs. in Crore)

		As at March 31, 2007		As at March 31, 2006
Schedule 2 - Reserves & Surplus				
Capital Reserve				
As per last Balance Sheet			2.26	2.26
Preference Share Redemption Reserve				
As per last Balance Sheet		55.00		55.00
Add :- Transferred from General Reserve		21.88		–
			76.88	55.00
Debenture Redemption Reserve				
As per last Balance Sheet		17.90		17.90
Less :- Transferred to Profit & Loss Account		6.20		–
			11.70	17.90
Security Premium Account				
As per last Balance Sheet		2,841.25		2,734.82
Add: Received during the year		–		106.43
		2,841.25		2,841.25
Less: Issue of Fully paid up Bonus Shares	55.83			–
Less: Premium on Redemption of Preference shares	171.72	227.55		–
		2,613.70		2,841.25
Less: Unpaid Security Premium		0.03		0.03
			2,613.67	2,841.22
General Reserve				
As per last Balance Sheet		157.81		105.81
Less : Incremental liability for retirement benefit for earlier years (Refer note number 6 of Schedule 20)		0.14		–
		157.67		105.81
Less : Transferred to Preference Share Redemption Reserve		21.88		–
		135.79		105.81
Add: Transfer from Profit & Loss Account		79.00		52.00
			214.79	157.81
Profit & Loss Account			1,426.93	970.47
Total			**4,346.23**	**4,044.66**

	As at March 31, 2007	As at March 31, 2006
Schedule 3 - Secured Loans		
A) Redeemable Non Convertible Debentures	100.00	100.00
B) Working Capital Loans from Banks	–	25.92
Total	**100.00**	**125.92**

Notes:

1. Debentures referred at A above are secured by a first charge on pari passu basis in favour of the Trustees for the Debentures on the immovable properties situated at Tuticorin in the State of Tamilnadu; Lonavala and Pune in the State of Maharashtra, Chinchpada in the UT of Dadra and Nagar Haveli and Mouje Chatral of Kalol Taluka, District Gandhinagar, Gujarat.
2. Working Capital Loans from Banks are secured by a first charge by way of hypothecation of company's present and future inventories and book debts. These loans are further secured by a second charge on all the immovable properties of the company.

	As at March 31, 2007	As at March 31, 2006
Schedule 4 - Unsecured Loans		
A. Deferred Sales Tax Liabilities	87.11	67.74
B. Loans from Banks/Financial Institutions		
i) Floating Rate Notes Due 2007 (134 FRNs @ US$1,00,000 each)	58.41	59.78
ii) Foreign Currency Loans	533.02	636.42
iii) Redeemable Non convertible Debentures	–	29.12
iv) Rupee Loans	9.08	12.38
C. Buyer's Credit	2,022.13	1,103.43
Total	**2,709.75**	**1,908.87**

Notes:

1. Amount due within one year Rs. 2,467.50 Crore (Previous Year Rs. 1,221.99 Crore).

Schedules forming part of the Balance Sheet

(Rs. in Crore)

Schedule 5 – Fixed Assets

		GROSS BLOCK			DEPRECIATION				Net Block Before Impairment	Impairment	NET BLOCK	
Nature of Fixed Assets	As at 01.4.2006	Additions/ Adjustments	Deductions	As at 31.3.2007	As at 01.4.2006	For the Year	Deductions/ Adjustments	As at 31.3.2007	As at 31.3.2007	As at 31.3.2007	As at 31.3.2007	As at 31.3.2006
Tangible Fixed Assets												
Land	41.00	0.40	13.90	27.50	2.56	0.26	0.70	2.12	25.38	-	25.38	38.44
Buildings	149.46	12.02	22.64	138.84	23.18	3.70	2.41	24.47	114.37	3.50	110.87	122.78
Buildings (Lease-Hold)	6.85	-	0.52	6.33	2.41	-	0.03	2.38	3.95	-	3.95	4.44
Plant & Machinery	2,305.55	157.64	44.89	2,418.30	736.21	123.65	13.22	846.64	1,571.66	60.56	1,511.10	1,508.78
Furniture & Fixtures	13.21	0.45	3.17	10.49	5.63	0.66	0.80	5.49	5.00	-	5.00	7.58
Data Processing Equipment	17.67	2.35	1.43	18.59	13.11	1.60	0.84	13.87	4.72	-	4.72	4.56
Office Equipment	6.32	0.52	0.79	6.05	2.07	0.28	0.14	2.21	3.84	-	3.84	4.25
Electrical Fittings	40.45	10.66	4.05	47.06	6.04	1.98	0.57	7.45	39.61	-	39.61	34.41
Vehicles	9.16	4.00	5.10	8.06	2.27	0.69	1.11	1.85	6.21	-	6.21	6.89
Intangible Fixed Assets												
Technical Know-how*	7.29	-	-	7.29	0.35	0.38	-	0.73	6.56	-	6.56	6.94
Total	2,596.96	188.04	96.49	2,688.51	793.83	133.20	19.82	907.21	1,781.30	64.06	1,717.24	1,739.07
Previous Year	2,294.66	311.00	8.71	2,596.96	668.82	128.23	3.23	793.83	1,803.13	64.06	1,739.07	
Capital Work-in Progress											32.23	71.00

* Other than internally generated.

Notes:

1) Land includes lease hold land of Rs.23.47 Crore (Previous year Rs.31.80 Crore).

2) Buildings (free-hold) include (a) Cost of Shares of Rs. 750 in Co-op.housing society, (b) Cost of shares of Rs. 750 in Co-operative societies representing possession of office premises, (c) a residential flat in the joint names of the Company and one of its Directors.

3) Plant and Machinery include Rs.3.73 Crore and Rs. 1.68 Crore being the amount spent for laying water pipe line and power line respectively, the ownership of which vests with the State Government Authorities.

4) Additions to fixed assets & Capital Work in Progress is net of exchange difference Rs. 6.69 Crore (Previous year includes Rs. 1.26 Crore) during the year.

5) Capital Work in progress is net of provision for Impairment of Rs.17.20 Crore (Previous year Rs. 17.20 Crore).

6) Deductions from Gross Block includes fixed assets of Power Transmission line division of the company aggregating to Rs. 76.18 Crore which were sold during the year (refer note number 4 of schedule 20). The details of which are as under:

	(Rs. in Crore)
i) Land	5.39
ii) Buildings	22.22
iii) Buildings (Lease-Hold)	0.52
iv) Plant & Machinery	35.72
v) Furniture & Fixtures	3.08
vi) Data Processing Equipment	1.42
vii) Office Equipment	0.78
viii) Electrical Fittings	4.05
ix) Vehicles	3.00
	76.18

Schedules forming part of the Balance Sheet

(Rs. in Crore)

Schedule 6 – Investments	As at March 31, 2007 Number	Value	As at March 31, 2006 Number	Value
LONG TERM INVESTMENTS (TRADE)				
Subsidiary Companies				
Unquoted Fully Paid-up				
In Equity Shares				
Bharat Aluminium Co. Ltd. of Rs. 10/- each	11,25,18,495	553.18	11,25,18,495	553.18
Monte Cello Corporation BV, The Netherlands (Net of provision for diminution in value of investment of Rs.79 Crore)	40	125.23	40	125.23
Sterlite Energy Ltd. of Rs. 100/- each (including 6 shares of Rs. 100/- each fully paid up, held jointly with nominees)	49,350	0.49	-	-
Sterlite Opportunities & Ventures Limited of Rs. 10/- each (including 6 shares of Rs. 10/- each fully paid up held jointly with nominees)	25,50,000	51.05	25,50,000	51.05
Sterlite Copper Limited of Rs.5/- each	-	-	1,00,000	0.05
Total		729.95		729.51
In Debentures				
Zero percent Optionally Fully convertible debentures of Sterlite Energy Ltd. of Rs. 100/- each	5,86,00,000	586.00	-	-
Zero percent Optionally Fully convertible debentures of Sterlite Opportunities & Ventures Limited of Rs. 10/- each.	92,38,50,000	923.85	1,05,16,00,000	1,051.60
Total		1,509.85		1,051.60
Associate Companies				
Unquoted Fully paid-up				
In Equity Shares				
Vedanta Alumina Ltd. of Rs. 10/- each (company under the same management) (including 6 shares of Rs. 10/- each fully paid up, held jointly with nominees)	1,55,87,222	297.20	1,44,53,485	165.69
Total		297.20		165.69
Others				
Quoted Fully Paid-Up				
In Equity Shares				
Sterlite Optical Technologies Limited of Rs. 5/- each (Including 12 shares of Rs.5/- each fully paid up, held jointly with nominees)	8,52,370	5.16	8,52,370	5.16
Unquoted Fully Paid-Up				
In Preference Shares				
8% Cumulative Redeemable Preference shares in India Foils Ltd. of Rs. 100/- each*	-	-	24,00,000	24.00
* As legally advised not considered as company under the same management				
Total		5.16		29.16
Long Term Investments (Other than Trade)				
Government & Other Securities – Unquoted				
7 Years National Savings Certificates (Current year Rs.10,000/-, Previous year Rs.10,000/-)		-		-
In Units				
Unquoted Fully Paid-Up				
UTI Master gain of Rs. 10/- each(Current year Rs.1,000/-, Previous year Rs.1,000/-)	100	-	100	-
Quoted Fully Paid-Up				
Morgan Stanley Growth Fund of Rs. 10/- each	46,01,726	4.52	46,01,726	4.52
Total		4.52		4.52

Schedules forming part of the Balance Sheet

(Rs. in Crore)

Schedule 6 - Investments *(Contd.)*	As at March 31, 2007		As at March 31, 2006	
	Number	Value	Number	Value
CURRENT INVESTMENT				
Quoted Fully Paid-Up				
Principal PNB Fixed Maturity Plan 460 Days - Series II - Growth of Rs. 10/- Each	2,45,68,795	21.13	-	-
Dws Fixed Term Fund - Series 15 - Dividend Payout of Rs. 10/- Each	2,50,00,000	25.00	-	-
Kotak FMP 6 months Series 2 Dividend Payout of Rs. 10/- Each	2,00,03,206	20.00	-	-
DWS Fixed Term Fund - Series 18 - Growth of Rs. 10/- Each	1,00,00,000	10.00	-	-
SBI MF SBI Debt Fund Series 90 days NFO - Growth of Rs. 10/- Each	1,50,02,407	15.00	-	-
LICMF FMP Series 17 - 3 months - Growth of Rs. 10/- Each	1,42,25,294	14.23	-	-
Lotus India FMP - 3 Months - Series II - Institutional dividend of Rs. 10/- Each	88,03,937	8.80	-	-
Reliance Fixed Horizon Fund - II - Quarterly Plan - Series V - Dividend Plan of Rs. 10/- Each	2,51,14,439	25.12	-	-
Reliance Interval Fund - Dividend Plan of Rs. 10/- Each	1,85,53,483	18.55	-	-
Reliance Liquidity Fund - Dividend Plan (Daily Dividend Reinvestment) of Rs. 10/- Each	5,95,56,474	59.58	24,99,59,254	250.03
Templeton Treasury Management Account - Super IP - Daily Dividend of Rs. 1000/- Each	2,27,536	22.76	-	-
Prudential ICICI Liquid Plan - Super Institutional Dividend Daily of Rs. 10/- Each	4,22,23,129	42.22	-	-
JM Money Manager Fund Super Plus Plan - Daily Dividend of Rs. 10/- Each	2,18,36,854	21.84	-	-
HDFC Liquid Fund Premium Plan - Daily dividend of Rs. 10/- Each	2,61,27,552	32.03	-	-
Deutsche Insta Cash Plus Fund - Institutional Plan (Daily Dividend) of Rs. 10/- Each	2,99,63,189	30.02	-	-
JM Fixed Maturity Fund - YSA2 - Growth Option	-	-	1,50,00,000	15.00
Kotak Cash Plus - (Growth)	-	-	2,50,00,000	25.00
Reliance Liquid Fund - Treasury Plan (Institutional Plan Daily Dividend)	-	-	9,81,91,819	150.02
Chola Liquid - Daily Dividend Reinvestment	-	-	4,98,500	0.50
Reliance Liquid Fund - Cash Plan - Daily Dividend Option	-	-	8,97,577	1.00
Birla Cash Plus - Instl - Daily Dividend - Reinvestment	-	-	1,01,830	0.11
Principal Cash Management Fund - Liquid Option Dividend Reinvestment Daily	-	-	4,99,890	0.50
Unquoted Bonds				
7.7% IDBI Bonds of Rs.10,00,000/- each	-	-	200	19.79
7.70% Bank of Maharashtra Bonds of Rs. 10,00,000/- each	-	-	500	49.66
7.50% IDBI Bonds of Rs. 10,00,000/- each	-	-	800	80.04
Unquoted Non Convertible Debentures				
7.65% HDFC NCD of Rs. 10,00,000/- each	-	-	1,000	99.65
Grand Total		2,912.96		2,671.78

	As at March 31, 2007		As at March 31, 2006	
	Book Value	Market Value	Book Value	Market Value
Aggregate Value of				
Quoted Investments	375.96	407.73	451.84	470.33
Unquoted Investments	2,537.00	-	2219.94	-

Schedules forming part of the Balance Sheet

Note:

1. The Following Current Investments were purchased and sold during the year

(Rs. in Crore)

Mutual Fund Units	Face Value	No. of Units	Cost
ABN AMRO Floating Rate Fund - Institutional Plus Plan (Daily Dividend Option)	10	20,209,082	20.21
ABN AMRO Cash Fund - Institutional Plus Plan - Growth	10	14,062,039	15.25
ABN AMRO Cash Fund - Institutional Plus Plan (Daily Dividend Option)	10	148,060,149	148.06
Abn Amro Long Term Floating Rate Fund IP - Growth	10	14,041,585	15.25
Abn Amro Long Term Floating Rate Fund IP - weekly Dividend	10	67,729,539	67.74
Birla Bond Plus Institutional Plan - Dividend option	10	47,471,899	49.86
Birla Cash Plus - Institutional Premium - Daily Dividend	10	30,513,640	30.57
Birla Cash Plus - Institutional Premium - Growth	10	94,320,974	110.51
Birla Cash Plus - Institutional Premium Plan - Daily Dividend	10	699,724,788	701.09
DBS Chola Liquid Fund - Institutional Plus Plan - Daily Dividend	10	84,537,226	84.80
DBS Chola Liquid Fund - Super IP - Daily Dividend	10	5,833,405	5.85
DBS Chola Short Term Floater Fund - Dividend Daily	10	50,685,938	50.77
Deutsche Floating Rate Fund - Dividend Plan (Weekly Dividend)	10	5,436,017	5.61
Deutsche Insta Cash Plus Fund - Institutional Plan (Daily Dividend)	10	313,256,890	313.87
Deutsche Insta Cash Plus Fund - Institutional Plan (Growth)	10	14,654,162	17.00
Deutsche Money Plus Fund (Daily Dividend)	10	25,030,340	25.10
Deutsche Money Plus Fund - Institutional Plan - (Daily Dividend)	10	25,167,779	25.17
Deutsche Money Plus Fund - Institutional Plan - Growth	10	16,722,578	17.00
Deutsche Money Plus Fund - Institutional Plan (Weekly Dividend)	10	181,524,883	181.87
DSP Merrill Lynch Liquidity Fund- Institutional Plan - Daily Dividend	1,000	4,692,376	469.33
DSP ML Liquid Plus Fund - Daily Dividend	1,000	434,860	43.49
GSSIF-MT(Grindlays Super Saver Income Fund - Medium Term) - Fortnightly Dividend	10	121,355,907	121.52
GSSIF-ST-Plan C- Dividend Fortnightly	10	7,644,986	7.64
HDFC Cash Management Fund - Call Plan - Daily Dividend Plan	10	79,425,509	82.81
HDFC Cash Management Fund - Call Plan - Growth Option	10	46,413,059	58.85
HDFC Cash Management Fund - Savings Plan - Daily Dividend Option	10	712,822,330	758.19
HDFC Cash Management Fund - Savings Plus - Weekly Dividend Option	10	184,469,971	184.80
HDFC Liquid Fund - Premium Plus Plan - Growth	10	65,190,262	96.64
HDFC Liquid Fund - Premium Plus Plan - weekly Dividend	10	78,108,929	97.14
HDFC Liquid Fund Premium Plan - Daily dividend	10	28,095,598	34.44
HSBC Cash Fund - Institutional Plus (Dividend Option - Daily)	10	174,265,465	174.36
HSBC Liquid Plus Fund - Institutional Plus (Dividend Option - Daily)	10	83,579,530	83.62
ING Vysya Liquid Fund - Super Institutional - Growth Option	10	118,899,254	130.30
ING Vysya Liquid Fund - Super Institutional - Growth Option	10	22,428,924	24.74
ING Vysya Liquid Fund - Super Institutional Daily Dividend Option	10	170,712,265	170.75
ING Vysya Liquid Fund-Super Institutional Daily Dividend Option	10	617,888,688	618.08
JM Arbitrage Advantage Fund - Dividend Reinvestment	10	51,096,952	51.10
JM High Liquidity Fund - Premium Plan - Daily Dividend Option	10	25,028,774	25.03
JM High Liquidity Fund - Super Institutional Plan- Daily Dividend	10	49,924,930	50.01
Kotak Flexi Debt Fund - Daily Dividend	10	9,271,053	9.30
Kotak Floater ST - (weekly Dividend)	10	40,212,691	40.25
Kotak FMP 3 months Series 4 - Dividend Plan	10	20,304,786	20.30
Kotak Liquid - Institutional Premium Plan - (Daily Dividend)	10	409,797,750	501.10
Kotak Liquid - Institutional Premium Plan - (Daily Dividend)	10	16,360,961	20.01
Kotak Long Term Floater - Weekly Dividend	10	70,611,708	70.85
LICMF Floating Rate Fund - Short Term Plan - Daily Dividend	10	190,637,082	193.60
LICMF Floating Rate Fund - Short Term Plan - Growth	10	38,077,409	44.95

Schedules forming part of the Balance Sheet

(Rs. in Crore)

Mutual Fund Units	Face Value	No. of Units	Cost
LICMF FMP Series 11 - 3 months - Dividend	10	14,225,294	14.23
LICMF Liquid Fund - Dividend	10	518,780,754	569.40
LICMF Liquid Fund - Growth	10	156,436,154	208.85
Lotus India Liquid fund Institutional Plus - daily dividend	10	93,165,776	93.17
Lotus India Liquid Plus fund - Institutional Plan - Growth	10	7,537,373	7.54
Principal Cash Management - Liquid Option - Inst Premium - Daily dividend	10	180,780,352	180.79
Principal Cash Management - Liquid Option (Insti Premium - Daily Dividend)	10	186,325,482	186.34
Principal Cash Management - Liquid Option (Insti Premium - Growth)	10	79,919,293	92.23
Principal Cash Management-Liquid Option-Insti Premium - Daily Dividend	10	269,155,615	269.17
Principal Floating Rate Fund - FMP - Insti. Weekly Dividend	10	23,436,429	23.44
Principal Floating Rate Fund - SMP - Insti. Daily Dividend	10	23,205,150	23.21
Principal Income Fund - STP - IP - weekly dividend	10	19,180,612	20.96
Principal Income Fund -Regular Plan - Growth Option	10	5,160,906	8.96
Prudential ICICI Floating Rate Fund - Plan D	10	48,423,004	48.42
Prudential ICICI Floating Rate Plan-D - Dividend Daily	10	189,195,679	189.20
Prudential ICICI Liquid Plan - Dividend (Super Institutional Plus - Daily)	10	116,763,546	116.76
Prudential ICICI Liquid Plan - Super Institutional Dividend Daily	10	628,691,308	628.69
Prudential ICICI Liquid Plan- Super Institutional Plan - Growth	10	69,950,242	75.28
Prudential ICICI Liquid Plan - Super Institutional Plan - Growth	10	160,779,973	174.15
Prudential ICICI Liquid Plan - Institutional Plus - Growth	10	44,226,577	60.00
Prudential ICICI STIP - Fortnightly Dividend	10	44,439,089	49.00
Prudential ICICI Sweep Plan - Cash Option - Daily Dividend	10	25,013,279	25.01
Reliance Fixed Horizon Fund	10	200,984,972	200.98
Reliance Fixed Horizon Fund Plan A - Series VI - Dividend	10	201,090,713	201.09
Reliance Liquid Fund - Cash Plan (Daily Dividend Option)	10	80,364,313	89.53
Reliance Liquid Fund - Cash Plan (Growth)	10	68,193,060	87.50
Reliance Liquid Fund - Treasury Plan - Institutional Option - Monthly Dividend	10	9,133,532	11.89
Reliance Liquidity Fund - Dividend Plan - Daily Dividend	10	33,229,294	33.24
Reliance Liquidity Fund - Dividend Plan (Daily Dividend Reinvestment)	10	439,928,893	440.07
Reliance Liquidity Fund - Growth Option	10	147,601,038	163.15
Reliance Liquidity Fund-Dividend Plan-Daily Dividend Reinvestment	10	153,458,216	153.51
SBI Debt Fund Series 60 days NFO - Dividend	10	15,157,097	15.16
SBI Magnum Insta cash Fund- Cash Plan - Daily Dividend plan	10	23,947,703	40.11
SBI Magnum Insta cash Fund- Cash Plan - Dividend plan	10	37,700,176	40.09
SBI Magnum Institutional Income Fund - Savings - Dividend	10	49,749,974	49.91
Standard Chartered Fixed Maturity - 9th Plan - Dividend Plan	10	20,306,423	20.31
Standard Chartered Liquidity Manager - (Growth)	10	17,993,787	19.00
Standard Chartered Liquidity Manager (SCLM) (Dividend Daily)	10	50,364,361	50.37
Standard Chartered Liquidity Manager Plus	10	200,012	20.00
Standard Chartered Liquidity Manager Plus (Dividend Daily)	1,000	500,954	50.10
Standard Chartered Liquidity Manager Plus (SCLM) - (Dividend Daily)	1,000	1,862,285	186.25
Standard Chartered Liquidity Manager Plus (SCLM) - Growth	1,000	1,373,198	145.11
Tata Liquid Super High Investment Plan - Daily Dividend	1,000	485,861	54.15
Tata Liquidity Management Fund - Growth	1,000	188,533	20.00
Templeton India Short Term Income Plan - Institutional - Dividend Weekly	1,000	217,425	21.86
Templeton Treasury Management Account - Super IP - Daily Dividend	1,000	5,190,094	519.14
UTI - Liquid Fund - Cash Plan (IP - Daily Dividend)	1,000	1,057,944	107.85
UTI Money Market Fund - Growth Option	1,000	52,311,675	108.16

Schedules forming part of the Balance Sheet

(Rs. in Crore)

Schedule 7 - Inventories (As taken, valued & certified by the Management)	As at March 31, 2007	As at March 31, 2006
Raw Materials	948.75	397.61
Work-in-Process	822.97	496.41
Finished Goods	49.63	90.94
Stores, Spares, Packing Materials & Others	27.81	34.22
Total	**1,849.16**	**1,019.18**

Schedule 8 - Sundry Debtors		As at March 31, 2007	As at March 31, 2006
Unsecured, Considered Good (Unless otherwise stated) & Subject to confirmation			
a) Due for a period exceeding 6 months			
i) Considered Good		5.27	24.10
ii) Considered Doubtful	0.12		0.12
Less: Provision for doubtful debts	(0.12)		(0.12)
b) Others Considered Good*		908.80	551.70
* Includes Rs. 1.09 crore (Previous year Rs. 1.12 crore) due from a Subsidiary Company and Rs. 1.41 crore (Previous year Rs. 1.45 crore) due from Ararahat Gold Recovery LLC, a company under the same management [Maximum amount outstanding at any time during the year Rs. 1.45 crore (Previous year 1.45 Crore)].			
Total		**914.07**	**575.80**

Schedule 9 - Cash and Bank Balances	As at March 31, 2007	As at March 31, 2006
Cash on hand	0.12	0.10
Balance with Scheduled Banks in		
i) Current Accounts including Cheques in hand	42.09	55.44
ii) Deposit Accounts	181.50	730.11
iii) Dividend/Debenture/ Debenture Interest Accounts*	8.36	8.11
Balance with Non-Scheduled Banks	–	0.01
(American Express Bank having the Closing balance NIL (Previous year Rs. 0.01 Crore) & Maximum Balance outstanding at any time during the year Rs. 0.01 Crore (Previous Year Rs. 0.01 Crore))		
*Includes Fixed deposit of Rs. 1.70 Crore (Previous year Rs. 2.83 Crore) under lien with bank.		
Total	**232.07**	**793.77**

Schedule 10 - Loans & Advances (Unsecured & Considered good unless otherwise stated)		As at March 31, 2007	As at March 31, 2006
Subsidiary Companies		537.55	584.09
Advances recoverable in cash or in kind or for value to be received			
– Considered Good*	464.04		285.73
– Considered Doubtful	12.89		12.89
Less: Provision for Doubtful Advances	12.89		12.89
		464.04	285.73
Assets held for disposal		0.17	–
Balances with Central Excise Authorities		26.10	52.14
Income Tax - Advance Tax and Tax Deducted at Source (Net)		146.34	135.91
Commodity Hedging Receivable		202.42	194.18
Total		**1,376.62**	**1,252.05**

* Includes Rs. 5.72 Crore (Previous year NIL) & Rs. 0.42 Crore (Previous year NIL) due from Konkola Copper Mines Plc & Ararahat Gold Recovery LLC respectively, the companies under the same management [Maximum amount outstanding during the year Rs. 5.72 Crore & Rs. 0.43 Crore respectively (Previous year 1.47 Crore & NIL)].

Schedules forming part of the Balance Sheet

(Rs. in Crore)

Schedule 11 - Current Liabilities & Provisions

	As at March 31, 2007		As at March 31, 2006
1. Current Liabilities			
Sundry Creditors			
i) Small scale industrial undertaking(s)*	0.34		0.50
ii) Others**	909.78	910.12	722.81
Other Liabilities		188.60	164.46
Interest accrued but not due on Loans		1.94	11.60
Investor Education and Protection Fund***			
a) Unclaimed Dividend	4.03		3.28
b) Unclaimed Matured Debentures	3.52		3.67
c) Interest Accrued on (a) and (b) above	1.19	8.74	1.55
Total (1)		**1,109.40**	**907.87**

* Small scale industrial undertakings to whom amounts are due have been determined based on the information available with the company and are as follows:

Pan Asian Environmental Services, Alpha Pneumatics Pvt Ltd., Mil Industries Ltd., Kumar & Kumar Associates, Madras Hardtools Agencies (P) Ltd., Sharda Ceramics, Filaments & Winding (India) Pvt. Ltd., Arihant Chemical, Vamech.Seals, Ghanshyam Wood Ind., Pratik Wood Industries, Patidar Wood Industries, Shree Packaging, Comfy Shoe Makers Pvt. Ltd.

** Includes dues to Subsidiaries Rs. 58.98 Crore (Previous year Rs. 103.63 Crore)

*** These figures do not include any amounts, due and outsanding, to be credited to Investor Education and Protection Fund except Rs.0.63 Crore (Previous year Rs. 0.63 crore) which is held in abeyance due to pending legal case.

	As at March 31, 2007	As at March 31, 2006
2. Provisions		
Provision for Current Tax and Fringe Benefit Tax	136.42	149.21
Proposed Dividend on Preference Shares and Tax thereon	-	0.13
Proposed Dividend on Equity Shares	-	69.84
Provision for Tax on Proposed Dividend	-	9.79
Provision For Staff Benefit Schemes	1.53	3.91
Commodity Hedging payable	57.35	77.78
Other Provisions*	142.70	422.00
Total (2)	**338.00**	**732.66**
Total (1+2)	**1,447.40**	**1,640.53**

*a) The company has recognised liability based on substantial degree of estimation for :-

i) Excise duty payable on clearance of goods lying in stock as on March 31, 2006 of Rs.9.47 Crore as per the estimated pattern of despatches. As against it, during the year Rs. 10.14 Crore has been incurred for clearance of such goods. The additional amount of Rs. 0.67 Crore has been charged off to Profit and Loss Account. Liability recognised under this class for the year is Rs. 2.50 Crore which is outstanding as on March 31, 2007. Actual outflow is expected in the next financial year.

ii) Final price payable on purchase of copper concentrate for which the quotational period price was not finalised as on March 31, 2006, a provision of Rs. 412.53 Crore based on closing LME rate of copper and LMBA rate of precious metals was made. As against it, during the year Rs. 503.13 Crore has been incurred towards final price settlement. The additional amount of Rs. 90.60 Crore has been charged to Profit and Loss Account. Liability recognised under this class for the year is Rs. 64.20 Crore which is outstanding as on March 31, 2007. Actual outflow is expected on finalisation of quotational period price in the next financial year.

iii) Corporate guarantees issued by the company to Banks and Financial Institutions on behalf of M/s. India Foils Ltd., based on the fair estimate of the value of that Company, a provision of Rs. 76.00 Crore is outstanding as at March 31, 2007. Further actual outflow is expected on devolvement of the liability on the Company.

Schedules forming part of the Profit and Loss Account

(Rs. in Crore)

	Year ended March 31, 2007	Year ended March 31, 2006
Schedule 12 - Other income		
Dividend from - Long Term Investment	6.55	-
- Current Investments	41.91	29.53
Profit on sale / discarding of Fixed assets (net)	94.69	-
Profit on Sale of Current Investments (net)	4.54	12.18
Interest on		
Current Investments	5.02	24.25
Others (Tax Deducted at Source Rs. 3.85 Crore, Previous year Rs. 5.02 Crore)	38.35	38.67
Unclaimed Liabilities written back (Net)	7.20	1.61
Miscellaneous Income	7.15	7.71
Total	205.41	113.95

	Year ended March 31, 2007	Year ended March 31, 2006
Schedule 13 - Variation in Stock		
Closing Stock		
Work-in-Process	822.97	496.41
Finished Goods	49.63	90.94
	872.60	**587.35**
Inventory transferred on account of Slump sale		
Work-in-Process	14.09	-
Finished Goods	59.51	-
	73.60	**-**
Opening Stock		
Work-in-Process	496.41	305.24
Finished Goods	90.94	28.69
	587.35	**333.93**
Variation in Stock	**358.85**	**253.42**

	Year ended March 31, 2007	Year ended March 31, 2006
Schedule 14 - Manufacturing & Other Expenses		
Raw materials consumed	10,359.25	6,329.87
Stores & Spares	78.69	55.69
Power, Fuel & Water	254.34	229.88
Machinery Repairs	34.66	30.55
Building Repairs	0.57	0.71
Other Repairs	0.71	1.42
Excise Duty	(0.56)	7.52
Other Manufacturing Expenses	51.98	44.47
Total	**10,779.64**	**6,700.11**

	Year ended March 31, 2007	Year ended March 31, 2006
Schedule 15 - Personnel		
Salaries, Wages, Bonus & Commission (Refer Note Number 17 of Schedule 20)	49.03	38.79
Contribution to Provident Fund, ESIC and other Funds	2.72	2.24
Employees' Welfare & Other Amenities	5.54	5.18
Gratuity	0.15	0.26
Total	57.44	46.47

Schedules forming part of the Profit and Loss Account

(Rs. in Crore)

		Year ended March 31, 2007	Year ended March 31, 2006
Schedule 16 – Selling & Distribution			
Packing Expenses		8.03	18.32
Carriage Outward		50.80	51.99
Commission & Brokerage		4.07	4.18
Other Expenses		8.88	7.11
Total		**71.78**	**81.60**

		Year ended March 31, 2007	Year ended March 31, 2006
Schedule 17 – Administration & General			
Rent		0.88	0.65
Rates & Taxes		2.64	1.14
Insurance		4.16	4.76
Conveyance & Travelling Expenses		8.41	6.11
Loss on sale/discarding of Fixed Assets (net)		-	3.17
Foreign Exchange Difference (net)*		37.49	58.48
Directors' Sitting Fees		0.05	0.01
Bad Debts and Advances:			
For the year	2.78		0.83
Less: Adjusted against Provision for Doubtful Debts and Advances	-		(0.76)
		2.78	0.07
General Expenses		47.33	47.57
Miscellaneous Expenditure Written Off		0.34	0.34
Investments written off		0.01	0.01
Total		**104.09**	**122.31**

*Net of Derivative Loss of NIL (Previous year Rs. 10.39 Crore).

	Year ended March 31, 2007	Year ended March 31, 2006
Schedule 18 – Interest & Finance Charges		
On Debentures and Fixed Loans*	26.46	35.00
Others	140.31	71.74
Bank charges	15.89	13.63
Total	**182.66**	**120.37**

*Net of Derivative Income of Rs. 0.33 Crore (Previous year Rs. 0.71 Crore).

	Year ended March 31, 2007	Year ended March 31, 2006
Schedule 19 – Losses, Write offs and Provision for Investments and Loans*		
Loss on sale of long term investments	23.99	-
Loans & advances written off	31.08	-
Payment / Provision for loss on corporate guarantees issued	78.40	-
Total	**133.47**	-

* (Refer note no. 5 of Schedule 20)

Schedule forming part of the Accounts

Schedule 20 - Notes Forming part of the Accounts

1. Statement of significant accounting policies

   a) **Basis of Accounting**

   The Financial Statements are prepared as a going-concern under historical cost convention on an accrual basis except those with significant uncertainty and in accordance with the Companies Act, 1956. Accounting policies not stated explicitly otherwise are consistent with generally accepted accounting principles.

   b) **Use of Estimates**

   The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and the estimates are recognised in the period in which the results are known/materialised.

   c) **Borrowing Cost**

   Borrowing Cost attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the date when such assets are ready for intended use. Other borrowing costs are charged as expense in the year in which they are incurred.

   d) **Fixed Assets**

   Fixed Assets are stated at cost (net of MODVAT/CENVAT/VAT) less accumulated depreciation and impairment loss.

   e) **Expenditure During Construction Period**

   All pre-operative project expenditure (net of income accrued) incurred upto the date of commercial production is capitalised.

   f) **Depreciation**

   i) Depreciation has been provided on Fixed Assets on straight line method at the rates and in the manner specified in Schedule XIV to the Companies Act, 1956 except in respect of additions arising on account of translation of foreign currency liabilitles for acquisition of fixed assets, Insurance spares, on additions/extentions forming an integral part of existing plants and on the revised carrying amount of the assets identified as impaired on which depreciation has been provided over residual life of the respective fixed assets.

   ii) Amortisation of leasehold land and buildings has been done in proportion to the period of lease.

   iii) Fixed Assets where ownership vests with the Government/Local authorities are amortised at the rates of depreciation specified in Schedule XIV to the Companies Act, 1956.

   g) **Intangible Assets**

   Intangible Assets are stated at cost of acquisition less accumulated amortisation. Technical know-how is amortised over the useful life of the underlying plant. Amortisation is done on straight line basis.

   h) **Investments**

   Long term investments are carried at cost. Current investments are carried at the lower of costs and quoted\fair value. Provision for diminution in the value of long term investments is made only if such a decline is other than temporary in the opinion of the Management.

   i) **Inventories**

   i) Inventories are valued at lower of cost or net realisable value except for scrap and by-products which are valued at net realisable value.

   ii) Cost of inventories of finished goods and work-in-process includes material cost, cost of conversion and other costs.

   iii) Cost of inventories of raw material and material cost of finished goods and work-in-process is determined on First In First Out (FIFO) basis except stores and spare parts which are valued at weighted average cost.

   j) **Premium on Redemption of Debentures**

   Premium on redemption of debentures is provided for on a pro-rata basis over the tenure of the debentures.

   k) **Foreign Currency Transactions**

   i) Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction.

   ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts has been recognised over the life of the contract.

Schedule forming part of the Accounts

Schedule 20 - Notes Forming part of the Accounts *(Contd.)*

iii) Non monetary foreign currency items are carried at cost.

iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Profit and Loss account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

l) **Issue expenses**

Expenses of Debenture/Bond/FRN etc issues pertaining to the projects are considered as pre-operative expenditure. Expenses of Debenture/Bond/FRN issues relating to other uses are charged to Profit & Loss Account in the year in which they are incurred.

m) **Turnover**

Turnover includes sale of goods,services,scrap,excise duty, export incentives and are net of sales tax/Value Added Tax, rebates and discounts.

n) **Employee Retirement Benefits**

i) Gratuity - In accordance with applicable Indian laws, the company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering all employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee's last drawn salary and the years of employment with the company. Liabilities with regard to gratuity plan is accrued based on actuarial valuations at the balance sheet date, carried out by an independent actuary. Actuarial gain or loss is recognised immediately in the statement of profit and loss as income or expense. The company has an employees' gratuity fund managed by the Life Insurance Corporation of India (LIC).

ii) Superannuation - Apart from being covered under the Gratuity Plan described above, certain employees of the company also participate in a defined contribution plan maintained by the company. This plan is administered by the LIC. The company makes annual contributions based on a specified percentage of each covered employee's salary. The company has no further obligations under the plan beyond its annual contributions.

iii) Provident fund - In addition to the above benefits, employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee's salary. A portion of the contribution is made to the respective Regional Provident Fund Commissioner managed by the Provident Fund Commissioner. The Government mandates the annual yield to be provided to the employees on their corpus.

iv) Compensated absences (Leave Encashment) - The employees of the company are entitled to compensated absence. The employees can carry-forward a portion of the unutilised accrued compensated absence and utilise it in future periods or receive cash compensation at retirement or termination of employment for the unutilised accrued compensated absences. The company records an obligation for compensated absences in the period in which the employee renders the services that increase this entitlement. The company measures the expected cost of Compensated absence as the additional amount that the company expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date.

o) **Export incentives**

Duty drawback is recognised at the time of exports and the benefits in respect of advance license received by the company against export made by it are recognised as and when goods are imported against them.

p) **Import of copper concentrate and export of slime**

In accordance with the prevailing international market practice, purchase of Copper Concentrate and export of Slimes are accounted for on provisional invoice basis pending final invoice in terms of Purchase Contract/Sales Contract respectively.The cases where quotational period price are not finalised as at the year end are restated at LME/LMBA rates as on the date of year end and adjustments are made based on the metal contents as per laboratory assessments done by the company pending final invoice.

q) **Derivative Instruments**

i) Commodity Hedging

In order to hedge its exposure to commodity price risk, the company enters into forward, option, swap contract and other appropriate derivative instruments. The company does not hold commodity derivative instruments for speculative purposes. The derivative instruments described above are used only for the purpose to manage exposure to commodity price risk. The cost / income and gain / losses arising on this account are adjusted to the consumption of raw material.

The commodity derivative instruments are initially recorded at their cost, if any, on the date of the derivative transactions and re-measured at their fair value at subsequent balance sheet dates.

The change in fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Profit and Loss Account. The change in fair value of hedged items are presented as commodity Hedge Receivable or Payable as the case may be and such gain or loss is recorded in Profit and Loss Account and is offset by the gain or loss from the change in fair value of the derivative.

In case of cash flow hedge, the change in the carrying amount of cash flow hedge is accounted as commodity hedge receivable/payable. The accumulative changes in fair value for cash flow hedge is transferred to Profit and Loss account upon crystallisation of forecasted transactions

Hedge accounting is discontinued when the hedging instrument expires or is sold, determined or exercised, or no longer qualified for hedge accounting. If a hedge transaction is no longer expected to occur, the net cumulative gain or loss recognised as commodity hedging receivable or payable is transferred to Profit and Loss account

ii) Financial Derivatives

Financial derivatives contracts are accounted on the date of their settlement and realised gain / loss in respect of settled contracts are recognised in the Profit and Loss Accounts.

r) **Provision for Current and Deferred tax**

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961. Deferred tax resulting from "timing differences" between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the Balance Sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is reasonable/virtual certainty that asset will be realised in future.

s) **Impairment of Assets**

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

t) **Provision, Contingent Liabilities and Contingent assets**

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognised but are disclosed in the notes. Contingent Assets are neither recognised nor disclosed in the financial statements

2. **Capital Work-in-Progress includes**

(Rs. in Crore)

	Current Year	Previous Year
a. Advances for Capital expenditure	21.70	22.85
b. Pre-operative expenditure as follows:		
Opening Balance	0.38	18.70
Add: Pre-operative expenditure transferred from Profit & Loss Account	6.56	6.58
	6.94	25.28
Less: Capitalised during the year	6.56	24.90
	0.38	0.38

3. In accordance with the Accounting Standards (AS-28) on "Impairment of Assets" issued by the Institute of Chartered Accountants of India, during the year the company has reassessed its fixed assets and is of the view that no further impairment/reversal is considered to be necessary in view of its expected realisable value.

4. a) As approved by the members of the Company through postal ballot, Power Transmission Line (PTL) division of the company having its manufacturing facilities at Rakholi (Silvassa, Union Territory of D & NH) and Karanjwane (Pune, Maharashtra) have been sold on a going concern basis to Sterlite Optical Technologies Limited (SOTL) at a lump sum consideration of Rs. 148.51 Crore, with effect from July 1,

Schedule forming part of the Accounts

Schedule 20 – Notes Forming part of the Accounts *(Contd.)*

2006. The above sale of PTL division has resulted into transfer of net fixed assets, capital work in progress, inventories, debtors, cash and bank balances and loans and advances aggregating to Rs. 465.08 Crore and borrowings, current liabilities and provisions aggregating to Rs. 312.94 Crore relating to PTL division to SOTL. Loss on sale of Power Transmission Line Division amounting to Rs. 3.93 Crore has been charged to Profit & Loss Account

b) The amount of revenues and expenses in respect of the ordinary activities attributable to the Discontinued operation of the Power Transmission Line Division are as under:

(Rs. in Crore)

	For Period ended June 30, 2006	For Period ended March 31, 2006
Revenue		
Net Turnover	213.55	584.50
Other Income	0.37	3.07
Total: (a)	**213.92**	**587.57**
Expenditure		
Manufacturing, Personnel, Selling & Distribution & Other Expenses	197.28	527.10
Interest and Finance Charges	3.62	9.29
Depreciation	1.14	3.55
Total: (b)	**202.04**	**539.94**
Profit before Taxation (a-b)	**11.88**	**47.63**

The above said amount of revenue & expenses have been included in Profit & Loss Account under respective heads.

5. The company had invested Rs. 24.01 Crore in 8% Cumulative Redeemable Preference Shares and gave Loans & Advances aggregating to Rs. 31.08 Crore to M/s India Foils Limited (IFL). It has also given guarantees of Rs. 182 Crore for the loans taken by IFL from Banks and Financial Institutions. The accumulated losses of IFL have exceeded its net worth and is a sick company with-in the meaning of Section 3 (1) (o) of the Sick Companies (Special Provision) Act, 1985. In view of the above during the year;

   a) The company has sold 8% Cumulative Redeemable Preference Share of Rs. 24.01 Crore at Rs. 0.02 Crore resulting into loss of Rs. 23.99 Crore,

   b) Loans and Advances amounting to Rs. 31.08 Crore have been written off and

   c) Based on fair estimates of the business of IFL the company has made a provision of Rs. 76.00 Crore for expected liability on account of guarantees given to Banks and Financial Institutions for the loans taken by IFL in addition to a payment of Rs. 2.40 Crore made by the company. The company has been legally advised that the above write off of Loans and Advances are allowable as a deduction while computing the income under Income Tax Act, 1961 and hence the provision for Current Tax has been made accordingly.

6. The Company adopted Accounting Standard 15 (revised 2005)- Employee benefits ("AS 15") from April 1, 2006. Pursuant to adoption, the company has determined the liability for compensated absences in accordance with revised AS 15. The difference between the transition liability as determined under the revised AS 15 and the liability previously recorded in the financial statements amounting Rs.0.14 crore has been debited to general reserve as on April 1, 2006 & Rs. 1.12 Crore for the year have been charged to Profit & Loss Account. Had there been no change, the profit before tax would have been higher to that extent.

Schedule forming part of the Accounts

Schedule 20 - Notes Forming part of the Accounts *(Contd.)*

Gratuity- long term fund defined benefit plan:

The company has constituted a trust recognised by Income Tax authorities for gratuity to employees, contributions to the trust are funded with Life Insurance Corporation of India. In accordance with revised AS-15 'Employee Benefits', the company has provided the liability on actuarial basis. As per the actuarial certificate (on which auditors have relied), the details of the employees; benefits plan – Gratuity are:

(Rs. in Crore)

Particulars	Current Year
A) Actuarial assumptions	
Salary growth	5.00%
Discount rate	7.50%
B) Amount recognised in the income statement	
Current service cost	0.84
Interest cost	0.38
Net actuarial (gains)/losses recognised in the period	0.10
Total	1.32
C) Movement in present value of defined benefit obligation	
Obligation at the beginning of the year	5.02
Current service cost	0.84
Interest cost	0.38
Actuarial loss on obligation	0.10
Benefits paid	(0.43)
Obligation at the end of the year	5.91
D) Movement in present value of plan assets	
Fair value at the beginning of the year	4.26
Contribution	0.54
Benefits paid	(0.43)
E) Fair value at the end of the year	4.38
F) Expected returns on plan assets	
Class of assets	**Fair Value of Asset**
Life Insurance Corporation	4.38
Total	4.38
G) Amount recognised in the balance sheet	
Present value of obligations at the end of the year	5.91
Less: Fair value of plan assets at the end of the year	4.38
Funded status	1.53
Net liability recognised in the balance sheet	1.53

Note: Previous year figures are not disclosed as the above disclosures have become applicable from current year

7. Payment to Auditors comprise of

(Rs. in Crore)

	Current Year	Previous Year
a) Statutory Auditors		
Audit fees	0.30	0.28
Other services - Tax Audit fees	0.07	0.07
Others	0.16	0.13
Out of pocket expenses	0.06	0.03
	0.59	0.51
b) Cost Auditors		
Cost Audit fees NIL (Previous year Rs.30,000/-)	–	–
Out of Pocket expenses NIL (Previous year Rs.30,840/-)	–	–
	–	–

FINANCIAL STATEMENTS

Schedule forming part of the Accounts

Schedule 20 – Notes Forming part of the Accounts *(Contd.)*

8. Managerial Remuneration

(Rs. in Crore)

	Current Year	Previous Year
A. Remuneration to Executive Directors*		
i) Salary & perquisites	7.38	5.60
ii) Contribution to Provident Fund & Superannuation Fund	0.78	0.73
iii) Other Benefits	6.68	0.31
	14.84	6.64
* The above remuneration excludes provision for gratuity & leave encashment since these are based on the actuarial valuation done on an overall basis.		
Computation of net profit in accordance with section 309(5) of the Companies Act, 1956 :		
Profit before taxation	912.30	678.76
Add: Depreciation as per Accounts	133.20	128.23
Loss on sale of investments	23.38	-
Loss on sale of fixed asset	-	3.17
Investments written off	0.01	0.01
Bad debts & Loan & advances written off	33.86	0.07
Managerial Remuneration to:		
Vice Chairman, Managing Director and Wholetime Director.	14.84	6.64
	1,117.59	816.88
Less:Depreciation under Companies Act, 1956	133.20	128.23
Profit on sale of assets	94.69	-
Profit on sale of investment	-	12.18
Net Profit for the year	**889.70**	**676.47**
Commission to:		
Maximum as per terms of appointment/ special resolution	53.38	40.59
As determined by the board	-	-
B. Commission to Non-Executive Directors as determined by the Board	0.30	0.30

9. Excise Duty

	Current Year	Previous Year
a) Excise duty shown as a reduction from turnover	635.72	419.20
b) Excise duty charged to profit and loss account		
i) difference between closing and opening stock	(6.97)	7.52
ii) On account of discontinued operation	6.41	-
Total	**(0.56)**	**7.52**

10. The expense on account of exchange difference on outstanding forward exchange contracts to be recognised in the Profit & Loss Account of subsequent accounting year aggregate to Rs.16.99 Crore (Previous year Rs.2.9 Crore).

11. General Expenses includes NIL contribution (Previous year Rs. 0.25 crore) to Public and Political awareness trust.

12. In terms of Scheme of Arrangement (Scheme) as approved by the Hon'ble High Court of Judicature at Mumbai, vide its order dated April 19, 2002 the company during 2002-2003 reduced its paid up share capital by Rs. 10.03 Crore. There are 1,92,040 equity shares of Rs. 2/- each (Previous Year 82,246 of Rs. 5/- each) pending clearance from NSDL/CDSL. A Special Leave Petition filed in the Hon'ble Supreme Court of India against the judgement of Hon'ble High Court of Mumbai by SEBI and Department of company Affairs has been inter-alia dismissed. The company has filed application in Hon'ble High Court of Mumbai to cancel these shares, the decision on which is pending.

Schedule 20 – Notes Forming part of the Accounts *(Contd.)*

13. In Accordance with the amendments to Clause 32 of Listing Agreement, Advance(s) in the nature of Loan is/are as under: (As Certified by the Management)

   a) Loans & Advances in the nature of Loans

(Rs. in Crore)

Name of the company		Balance as at March 31, 2007	Maximum Amount Outstanding during the Year	Balance as at March 31, 2006
Monte Cello BV	Subsidiary	0.01	48.65	46.68
Sterlite Opportunities & Ventures Limited	Subsidiary	0.01	9.41	–
India Foils Limited	Associate	–	31.09	27.64

   b. None of the loanees have made, per se, investment in the shares of the company.

   Notes

   i) The above loans & advances to subsidiary fall under the category of loans & advances in the nature of loans where there is no repayment schedule. The loan are free of interest.

   ii) As per the company's policy, loan to employees are not considered in (a) above.

14. The Debentures referred to in Schedule 3 of Balance Sheet at A are due for redemption as follows:

   7.87% debentures on April 10, 2010 of Rs.40 Crore; 8% debentures on April 10, 2013 of Rs.60 Crore.

15. The company had received show cause notice under FERA and FEMA for transactions amounting to Rs.500.65 crore for non submission of documents. The company has submitted all documents for Rs. 496.65 Crore and alternate documents will be submitted for the balance amount. The company envisages no liability to arise on this account.

16. During the year 2004-05, the company issued 3,58,60,049 equity shares of Rs.5 each at a premium of Rs.545 aggregating to Rs.1,972.30 Crore on Rights basis to existing share holders.In terms of Clause no. 6.5.7.1 of SEBI (Disclosure and Investor Protection) Guidelines, 2000 (as amended) proceeds of Rights Issue has been utilised as under:

(Rs. in Crore)

Utilisation	Planned	Actual Utilisation	
		Till 31.3.2007	Till 31.3.2006
Investment in BALCO	900.00	500.00	500.00
Reduction in Term loans	520.00	520.00	88.33
Reduction in Current liabilities	551.00	551.00	375.89
Rights Issue expenses	1.30	1.19	1.19
	1,972.30	**1,572.19**	**965.41**

Balance amount of Rs. 400.11 Crore (Previous year Rs.1,006.89 Crore) is lying in the following forms as at Balance sheet date

	As at 31.3.2007	As at 31.3.2006	Presented in Balance Sheet as
Mutual Funds	366.28	440.06	Investments - Schedule 6
Bank Deposits	33.83	566.83	Cash & Bank balances - Schedule 9
	400.11	**1,006.89**	

Schedule forming part of the Accounts

Schedule 20 – Notes Forming part of the Accounts *(Contd.)*

17. The Company offers equity-based award plans to its employees, officers and directors through its parent company Vedanta Resources plc, based on the performance conditions as set out in the scheme, duly approved by the board of directors of the Company on December 24, 2003 and by the shareholders of the company on January 20, 2004. The performance condition attached to outstanding awards under the LTIP is that of Vedanta's performance, measured in terms of Total Shareholder Return ("TSR") compared over a three year period or such period as the Board may determine with the performance of the companies as defined in the scheme from the date of grant. The exercise price of the awards is 10 US cents per share. Further Vedanta has issued awards in February 2007 where Vedanta's TSR will be compared over one year period in terms of the scheme.The parent company Vedanta on the basis of number of shares allotted to the Company employees charged a sum of Rs.4.56 crore being the proportionate cost which is charged to the Profit & Loss Account under the head Personnel Expenses.

18. Details regarding licenced and installed capacity and actual production (As certified by the Management)

Description	Unit	Licenced Capacity		Installed Capacity	
		Current year	Previous year	Current year	Previous year
A. Capacity					
1. Continuous Cast Copper Rod	MT	N.A.	N.A.	2,68,000	2,40,000
2. Copper Cathodes	MT	N.A.	N.A.	4,05,000	3,00,000
3. Aluminium Cold Rolled Products	MT	N.A.	N.A.	20,000	20,000
4. Phosphoric Acid	MT	N.A.	N.A.	1,80,000	1,80,000
5. Sulphuric Acid	MT	N.A.	N.A.	13,00,000	10,68,000
6. Power Transmission Line-Aluminium conductor (AAC/ACSR)	MT	N.A.	N.A.	- *	95,480
7. I) Aluminium Ingots	MT	N.A.	N.A.	-	-
II) Alumina	MT	N.A.	N.A.	-	-
N.A. - Delicensed vide notification No. 477(E) dated 27th July, 1991					
* Divested during the year					
B. Production				Current year	Previous year
1. Continuous Cast Copper Rod *	MT			1,77,882	1,66,497
2. Copper Cathodes **	MT			3,12,720	2,73,048
3. Power Transmission Line Aluminium*** Conductors(AAC/ACSR) Current Year 25979 KM, Previous Year 93500 KM	MT			17,972	60,777
4. Sulphuric Acid****	MT			9,46,539	8,44,376
5. Phosphoric Acid	MT			1,72,125	1,71,893

* Includes NIL (Previous year 336 MT) produced on job work..

** Includes 1,79,416 MT (Previous year 1,67,473 MT) used for captive consumption

*** 4,074 MT (6,055 KM) transferred to SOTL on account of sale of PTL division

**** Includes 4,67,869 MT (Previous year 4,66,210 MT) used for captive consumption

Schedule forming part of the Accounts

Schedule 20 - Notes Forming part of the Accounts *(Contd.)*

19. Quantitative information in respect of Opening Stock, Closing Stock, Turnover and Consumption of Raw Materials (As certified by management)

(Rs. in Crore)

Description	Unit	Current year Quantity	Current year Value	Previous year Quantity	Previous year Value
A. Opening Stock					
Continuous Cast Copper Rod	MT	329	8.58	188	6.96
Copper Cathodes	MT	546	13.90	443	7.83
Power Transmission Line Aluminium Conductors (AAC/ACSR)	MT	4,330	50.96	515	5.03
Current Year 5633 KM, Previous Year 535 KM					
Sulphuric Acid	MT	14,432	1.89	5,706	0.78
Phosphoric Acid	MT	8,734	15.57	5,158	8.05
Others			0.04		0.04
			90.94		28.69
B. Closing Stock					
Continuous Cast Copper Rod	MT	465	14.45	329	8.58
Copper Cathodes	MT	448	14.98	546	13.90
Power Transmission Line Aluminium Conductors/ (AAC/ACSR)	MT	–	–	4,330	50.96
Current Year NIL, Previous Year 5634 KM					
Sulphuric Acid	MT	10,084	1.32	14,432	1.89
Phosphoric Acid	MT	9,749	18.88	8,734	15.57
Others			–		0.04
			49.63		90.94
C. Turnover					
Continuous Cast Copper Rod	MT	1,77,746	6,335.71	1,66,356	3,674.79
Copper Cathodes	MT	1,33,402	4,396.81	1,05,268	2,095.63
Power Transmission Line Aluminium Conductors/ (AAC/ACSR)	MT	18,228	250.94	56,962	649.41
Current Year 25557 KM, Previous Year 88401 KM					
Sulphuric Acid	MT	4,83,018	69.39	3,69,440	58.40
Phosphoric Acid	MT	1,71,110	339.29	1,68,317	311.74
Rock Phosphate	MT	39,334	14.72	–	–
Anode Slime			917.02		929.69
Export Benefits*			106.06		182.25
Services			4.52		6.08
Others			23.11		15.11
			12,457.57		7,923.10
* Includes Rs. 82.94 Crore (Previous year Rs. 100.49 Crore) under the Target Plus and DFCE Scheme of Foreign Trade Policy 2004-09.					
D. Raw Material Consumed					
Copper Concentrate	DMT	10,38,801	9,797.74	9,28,381	5,573.78
Aluminium (sheets/wire rod)	MT	14,658	164.12	50,258	476.40
Rock Phosphate	MT	5,33,635	195.69	5,77,005	187.06
Others			201.70		92.62
			10,359.25		6,329.87
E. Purchases					
Rock Phosphate	MT	39,334	14.16	–	–
			14.16		–

Schedule forming part of the Accounts

Schedule 20 – Notes Forming part of the Accounts *(Contd.)*

20. CIF Value of Imports

(Rs. in Crore)

	Current year	Previous year
Raw Materials	10,911.75	6,154.49
Stores & Spares	13.31	17.12
Capital Goods	30.65	6.55
Total	10,955.71	6,178.16

21. Expenditure in Foreign Currency

	Current year	Previous year
Long Term Incentive Plan exp	37.84	–
Technical Service Charges	4.90	4.25
Technical Know-how	–	7.37
Interest & Finance charges	139.66	72.93
Professional Fees	22.64	28.28
Others	5.02	1.32
Total	**210.06**	**114.15**

22. Earning in Foreign Currency

	Current year	Previous year
FOB Value of Exports	7,211.84	4,238.21
Management Fees	4.52	5.90
Total	**7,216.36**	**4,244.11**

23. Particulars of Dividend Paid to Non Resident Shareholders

Year to which Dividend relates	March 31, 2007	March 31, 2006
Number of Shareholders	1	1
Number of Shares held	40,37,15,750	8,07,43,150
Amount Remitted-Gross (Rs. in Crore) for financial year 2005-06	50.46	24.22
Amount Remitted-Gross (Rs. in Crore) for the financial year 2006-07 as interim dividend	161.49	-

24. Value of raw materials consumed

Description	Current Year		Previous Year	
	(Rs. in Crore)	% of total consumption	(Rs. in Crore)	% of total consumption
Indigenous	309.50	2.99%	446.27	7.05%
Imported	10,049.75	97.01%	5,883.60	92.95%
Total	10,359.25		6,329.87	

25. Value of components, stores & spares parts consumed

Indigenous	58.55	74%	44.66	80%
Imported	20.14	26%	11.03	20%
Total	78.69		55.69	

Schedule forming part of the Accounts

Schedule 20 – Notes Forming part of the Accounts *(Contd.)*

26. Contingent Liabilities

(Rs. in Crore)

Particulars	As at March 31, 2007	As at March 31, 2006
a) Estimated amount of contracts remaining to be executed on Capital Account and not provided for (net of advances) (Cash outflow is expected on execution of such capital contracts, on progressive basis.)	52.03	99.79
b) Disputed liabilities in appeal:		
i) Income Tax (No cash outflow is expected in the near future)	39.50	–
ii) Sales Tax (relating to sale value)	3.78	3.70
iii) Excise Duty (net of modvatable excise duty on inter unit transfers) (Mainly on account of difference in valuation of intermediate products meant for captive consumption at other locations and clearance of intermediate products to other locations on job basis. No cash outflow is expected in the near future).	34.68	13.19
iv) Others (No outflow is expected in the near future)	63.87	1.17
c) Unexpired Letters of Credit (These are established in favour of vendors but cargo/material under the aforesaid Letter of Credit are yet to be received as on year end date. Cash outflow expected on the basis of payment terms as mentioned in Letter of Credit).	915.81	684.23
d) Bank Guarantees (Bank guarantees are provided under contractual/legal obligation. No cash outflow is expected)	386.41	247.23
e) Bill Discounted (No cash outflow is expected)	1.39	169.06
f) The company has given Corporate Guarantees to Banks/Financial Institutions/others on behalf of M/s. Vedanta Alumina Limited, CMT and India Foils Limited. The outstanding amount is Rs. 901.65 Crore (net of provisions) (Previous Year Rs. 673.41 Crore) on this account as on year end.		
g) Estimated cost of variation in copper and precious metals quantity due to adjustments done based on metal contents as per laboratory assessments pending receipt of final invoice amounts to Rs. 29.18 Crore (Previous year Rs.26.99 Crore).		
h) The company has agreed to pay any liability upto Rs. 15 Crore that may arise in respect of Power Transmission Line Division for the period upto June 30, 2006. This liability is enforceable on the company upto June 30, 2011.		

27. Disclosure on Financial and Derivatives Instruments

a) Derivative contracts entered into by the company and outstandings as at Balance Sheet date

i) For Hedging Currency and Interest Rate Related Risks : - Nominal amounts of derivatives contracts entered into by the company and outstanding as at Balance Sheet date are as under:

Category wise break up is given below:

(Rs. in Crore)

Sr. No.	Particulars	As at March 31, 2007	As at March 31, 2006
1.	Interest Rate Swaps	–	94.61
2.	Options	58.41	361.34
3.	Forex Forward Cover	914.09	1,112.39
		972.50	1,568.34

ii) For hedging commodity related risks: Category wise break up is given below:

Particulars	As at March 31, 2007		As at March 31, 2006	
	Purchases	Sales	Purchases	Sales
Forwards/ Futures				
Copper (MT)	51,000	30,900	40,000	17,475
Gold (Oz)	–	1,16,377	10,398	74,305
Silver (Oz)	15,064	6,48,079	6,172	55,828
Aluminium (MT)	–	–	3,450	500

Schedule forming part of the Accounts

Schedule 20 - Notes Forming part of the Accounts *(Contd.)*

b) All derivative and Financial instruments acquired by the company are for hedging purposes only.

c) Unhedged foreign currency exposure is as under:

(Rs. in Crore)

	As at March 31, 2007	As at March 31, 2006
Payable	2,536.89	1,499.46
Receivable	389.60	242.61

28. Segment Information as per Accounting Standard 17 on Segment Reporting for the year ended March 31, 2007

I) Information about Primary Business Segments.

Particulars	Business Segments						Unallocated*		Eliminations		Grand Total	
	Copper		Aluminium** (Discontinued operation)		Others*							
	Current year	Previous year	Current year	Previous year	Current year	Previous year	Current year	Previous year	Current year	Previous year	Current year	Previous year
Revenue												
External Turnover	11,842.96	6,954.05	251.16	652.22	363.45	316.83	-	-	-	-	12,457.57	7,923.10
Inter-Segment Turnover	61.12	65.53	-	-	-	-	-	-	(61.12)	(65.53)	-	-
Gross Turnover	**11,904.08**	**7,019.58**	**251.16**	**652.22**	**363.45**	**316.83**	**-**	**-**	**(61.12)**	**(65.53)**	**12,457.57**	**7,923.10**
Less : Excise Duty Recovered on Sales	595.25	348.20	37.61	67.72	2.86	3.28	-	-	-	-	635.72	419.20
Total Revenue	**11,308.83**	**6,671.38**	**213.55**	**584.50**	**360.59**	**313.55**	**-**	**-**	**(61.12)**	**(65.53)**	**11,821.85**	**7,503.90**
Results				-		-						
Segment Result	1,042.20	649.70	15.13	53.84	6.55	8.89	-	-	-	-	1,063.88	712.43
Unallocated Expenses	-	-	-	-	-	-	36.93	27.25	-	-	36.93	27.25
Operating Profit/(loss)	**1,042.20**	**649.70**	**15.13**	**53.84**	**6.55**	**8.89**	**(36.93)**	**(27.25)**	**-**	**-**	**1,026.95**	**685.18**
Less: Interest Expenses (net)	-	-	-	-	-	-	182.66	120.37	-	-	182.66	120.37
Add : Other Income	13.93	8.50	0.37	3.05	1.17	0.40	189.94	102.00	-	-	205.41	113.95
Less: Income Tax (including Deferred Tax)	-	-	-	-	-	-	128.27	167.64	-	-	128.27	167.64
Less: Loss on sale of Power Transmission Line Division	-	-	-	-	-	-	3.93	-	-	-	3.93	-
Less: Losses, Write offs & Provisions for Investments & Loans	-	-	-	-	-	-	133.47	-	-	-	133.47	-
Net Profit/(Loss)	**1,056.13**	**658.20**	**15.50**	**56.90**	**7.72**	**9.28**	**(295.32)**	**(213.26)**	**-**	**-**	**784.03**	**511.12**
Segment Assets	5,000.14	3,383.31	-	366.64	307.22	342.99	-	-	-	-	5,307.36	4,092.94
Unallocated Corporate Assets	-	-	-	-	-	-	3,726.99	4,032.20	-	-	3,726.99	4,032.20
Total Assets	**5,000.14**	**3,383.31**	**-**	**366.64**	**307.22**	**342.99**	**3,726.99**	**4,032.20**	**-**	**-**	**9,034.35**	**8,125.14**
Segment Liabilities	1,113.62	1,281.21	-	50.93	47.48	21.54	-	-	-	-	1,161.10	1,353.68
Unallocated Corporate-liabilities	-	-	-	-	-	-	3,415.32	2,649.05	-	-	3,415.32	2,649.05
Total Liabilities	**1,113.62**	**1,281.21**	**-**	**50.93**	**47.48**	**21.54**	**3,415.32**	**2,649.05**	**-**	**-**	**4,576.42**	**4,002.73**
Capital Expenditure	148.93	93.04	16.24	17.77	3.39	14.88	2.67	3.01	-	-	171.23	128.70
Depreciation	115.74	108.83	1.14	3.55	14.84	14.48	1.48	1.37	-	-	133.20	128.23
Non-cash Expenditure (excl. depreciation)	0.34	0.37	-	0.05	-	-	33.86	-	-	-	34.20	0.42

* Continuing Operation

** Divested during the year

a) The company has disclosed business segment as primary segment. Segments have been identified and reported taking into account, the different risks and returns, the organisation structure and the internal reporting systems. The main business segment are i) Copper which consist of manufacturing of copper cathode and continuous cast copper rod, ii) Aluminium which consists of manufacturing of power transmission line aluminium conductor-Since Discontinued (refer note number 4 of schedule 20) & other business segment comprise of Phosphoric Acid & aluminium Foils.

b) Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that can not be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Schedule forming part of the Accounts

II) Information about secondary segment

(Rs. in Crore)

Geographical Segment	Current Year			Previous Year		
	Continuing operation	Discontinued operation	Total	Continuing operation	Discontinued operation	Total
Revenue by geographical segment- Turnover						
India	5,004.15	223.00	5,227.15	3,087.03	573.14	3,660.17
Outside India	7,202.26	28.16	7,230.42	4,183.85	79.08	4,262.93
Total	**12,206.41**	**251.16**	**12,457.57**	**7,270.88**	**652.22**	**7,923.10**
Carrying Amount of Segment Assets						
India	8,909.12	–	8,909.12	7,586.59	366.64	7,953.23
Outside India	125.23	–	125.23	171.91	–	171.91
Total	**9,034.35**	**–**	**9,034.35**	**7,758.50**	**366.64**	**8,125.14**
Carrying Amount of Segment Liabilities						
India	4,576.42	–	4,576.42	3,951.80	50.93	4,002.73
Outside India	–	–	–	–	–	–
Total	**4,576.42**	**–**	**4,576.42**	**3,951.80**	**50.93**	**4,002.73**
Capital Expenditure						
India	154.99	16.24	171.23	110.93	17.77	128.70
Outside India	–	–	–	–	–	–
Total	**154.99**	**16.24**	**171.23**	**110.93**	**17.77**	**128.70**

29. Related Party disclosures

List of related parties and relationships

i) **Entities Controlling the company (Holding Companies)**
- Twinstar Holding Limited
- Vedanta Resources Holdings Limited
- Vedanta Resources Plc.
- Volcan Investments Limited

ii) **Fellow Subsidiary**
- Madras Aluminum Company Limited
- Konkola Copper Mines Plc
- Ararahat Gold Recovery LLC
- Sterlite Gold Limited

iii) **Subsidiaries**
- Bharat Aluminium Company Limited
- Sterlite Paper Limited
- Copper Mines of Tasmania Pty Limited
- Thalanga Copper Mines Pty Limited
- Montecello BV
- Sterlite Opportunities & Ventures Limited
- Hindustan Zinc Limited
- Sterlite Energy Limited

iv) **Associates**
- India Foils Limited
- Vedanta Alumina Limited

v) **Key Managerial Personnel**
- Shri Anil Agarwal
- Shri Navin Agarwal
- Shri Tarun Jain
- Shri K. K .Kaura
- Shri D. D. Jalan

vi) **Relatives of Key management Personnel**
- Shri Dwarka Prasad Agarwal — Relative of Shri Anil Agarwal and Shri Navin Agarwal
- Smt. Rajni Jain — Relative of Shri Tarun Jain

vii) **Others**
- Anil Agarwal Foundation Trust
- Sterlite Foundation

Schedule forming part of the Accounts

Schedule 20 – Notes Forming part of the Accounts *(Contd.)*

viii) Transaction During the period with related parties

(Rs. in Crore)

S.N.	Particulars	Holding Companies		Fellow Subsidiary		Subsidiaries		Associates		Key Management Personnel		Relative of Key Managerial Personnel		Others		Total	
		Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
1.	Loans & Advances																
	a. Given/(Received) During the year	(45.91)	1.69	-	-	-	501.44	-	-	-	-	-	(1.50)	-	-	(45.91)	501.63
	b. Balance as at March 31, 2007	2.46	1.69	6.15	-	537.56	584.09	-	27.64	-	-	-	-	-	-	546.17	613.41
2.	a. Investments made during the year	-	-	-	-	586.00	-	131.52	-	-**	-	-***	-	-	-	717.52	-
	b. Redemption of Investments during the year	-	-	-	-	(127.75)	(44.00)	-	-	-	-	-	-	-	-	(127.75)	(44.00)
3.	Investments as at March 31, 2007	-	-	-	-	2,239.80	1,781.11	297.20	189.69	-	-	-	-	-	-	2,537.00	1,970.80
4.	Purchase/ (Sales) of Fixed Assets	-	-	-	-	-	0.09	(8.33)	(0.62)	-	-	-	-	-	-	(8.33)	(0.53)
5.	Current Liabilities																
	Balance as at March 31, 2007	59.02	44.61	-	0.05	58.98	103.63	-	-	-	-	-	-	-	-	118.00	148.30
6.	Debtors																
	Balance as at March 31, 2007	-	-	1.41	1.45	1.09	1.12	-	-	-	-	-	-	-	-	2.50	2.57
7.	Income																
	a. Sales	-	-	0.08	0.09	0.05	-	-	-	-	-	-	-	-	-	0.13	0.09
	b. Rent	-	-	0.04	0.15	-	-	-	-	-	-	-	-	-	-	0.04	0.15
	c. Management Consultancy Services	-	-	-	1.45	4.52	4.45	-	-	-	-	-	-	-	-	4.52	5.90
	d. Dividend Income	-	-	-	-	5.63	-	-	-	-	-	-	-	-	-	5.63	-
8.	Expenditure																
	a. Long Term Incentive Plan exp (Refer Note Number 17 of Schedule 20)	37.84	-	-	-	-	-	-	-	-	-	-	-	-	-	37.84	-
	b. Purchases	-	-	30.16	25.28	936.53	759.28	-	-	-	-	-	-	-	-	966.69	784.56
	c. Remuneration/Sitting Fees	-	-	-	-	-	-	-	-	9.44	7.40	-##	-#	-	-	9.44	7.40
	d. Allocation of Corporate Expenses	-	-	(1.26)	(1.61)	(15.95)	(20.37)	-	-	-	-	-	-	-	-	(17.21)	(21.98)
	e. Management Consultancy Services	22.64	22.31	-	-	-	-	-	-	-	-	-	-	-	-	22.64	22.31
	f. Interest	-	-	-	-	-	-*	-	-	-	-	-	-	-	-	-	-
	g. Power Charges	-	-	2.52	1.25	-	-	-	-	-	-	-	-	-	-	2.52	1.25
	h. Recovery of deputed employees remuneration	-	-	(3.18)	(7.69)	(48.73)	(43.31)	(9.78)	(1.53)	-	-	-	-	(0.13)	-	(61.82)	(52.53)
	i. Recovery of other expenses	-	-	(9.96)	(0.04)	(44.54)	(0.65)	(7.11)	(0.01)	-	-	-	-	-	-	(61.61)	(0.70)
	j. Purchase of DEPB	-	-	-	-	57.75	-	-	-	-	-	-	-	-	-	57.75	-
	k. Donation	-	-	-	-	-	-	-	-	-	-	-	-	1.15	0.50	1.15	0.50
9.	Dividend paid	211.95	24.22	13.45	1.54	-	-	-	-	-	-	-	-	-	-	225.40	25.76
10.	Guarantees	-	-	-	110.00	181.19	81.41	796.46	482.00	-	-	-	-	-	-	977.65	673.41
11.	Option seller obligation guarantee facility	-	-	-	-	-	10.35	-	-	-	-	-	-	-	-	-	10.35

*Rs.31,347 **Rs.100 ***Rs.100 ##Rs.40,000 #Rs.20,000

ix) During the year, the company issued 20,18,57,875 bonus shares to Twinstar Holdings Limited,a holding company and 1,28,06,700 bonus shares to Madras Aluminium Company Limited, a fellow subsidiary.

x) The company has written off loans & advances of Rs. 31.08 crore given to India Foils Limited (IFL) & made provision for Rs. 76 crore for expected liability on account of guarantees given to Banks and Financial Institutions for the loans taken by IFL & further the company has charged of Rs. 2.40 crore to Profit & Loss Account against the said Guarantees.

Schedule forming part of the Accounts

Schedule 20 – Notes Forming part of the Accounts *(Contd.)*

xi) Details of Major Transactions with related parties :

(Rs. in Crore)

	Current year	Previous year
1. Loans & Advances		
a) Given/(Received) during the year		
i) Bharat Aluminium Co. Ltd. (Advance against Share Application Money)	–	500.00
ii) Vedanta Resources Plc	0.83	1.69
iii) Ms.Rajni Jain	–	(1.50)
iv) Monte-Cello BV	(46.74)	–
	(45.91)	**500.19**
b) Balance as at March 31, 2007		
i) Bharat Aluminium Co. Ltd.	500.00	500.00
ii) Konkola Copper Mines Plc	5.73	–
iii) Monte Cello BV	0.01	46.68
iv) Sterlite Paper Limited	36.82	36.78
v) Sterlite Opportunities and Ventures Limited	0.01	0.62
vi) Vedanta Resources Plc	2.46	1.69
vii) Ararahat Gold Recovery LLC	0.42	–
viii) Sterlite Energy Limited	0.72	–
ix) India Foils Limited	–	27.64
	546.17	**613.41**
2. Investments / (Redemption) made during the year		
i) Sterlite Opportunities and Ventures Limited	(127.75)	(44.00)
ii) Vedanta Alumina Limited	131.51	–
iii) Sterlite Energy Limited	586.00	–
iv) India Foils Limited	0.01	–
	589.77	**(44.00)**
3. Investments as at March 31, 2007		
i) Bharat Aluminium Co. Ltd.	553.18	553.18
ii) Monte Cello BV	125.23	125.23
iii) Sterlite Opportunities and Ventures Limited	974.90	1,102.65
iv) Sterlite Energy Limited	586.49	–
v) Vedanta Alumina Limited	297.20	165.69
vi) India Foils Limited	–	24.00
vii) Sterlite Copper Limited	–	0.05
	2,537.00	**1,970.80**
4. Purchase/ (Sales) of Fixed Assets		
i) Vedanta Alumina Limited	(8.33)	(0.62)
ii) Sterlite Paper Limited	–	0.09
	(8.33)	**(0.53)**
5. Current Liabilities		
i) Vedanta Resources Plc	59.02	44.61
ii) Copper Mines of Tasmania Pty Limited	58.98	85.91
iii) Bharat Aluminium Co. Ltd.	–	17.72
iv) Konkola Copper Mines Plc	–	0.05
	118.00	**148.29**
6. Debtors		
i) Copper Mines of Tasmania Pty Limited	1.09	1.12
ii) Ararahat Gold Recovery LLC	1.41	1.45
	2.50	**2.57**

Schedule forming part of the Accounts

Schedule 20 – Notes Forming part of the Accounts *(Contd.)*

(Rs. in Crore)

	Current year	Previous year
7. Income		
a) Sales		
i) Madras Aluminium Company Limited	0.08	0.09
ii) Hindustan Zinc Limited	0.05	–
	0.13	**0.09**
b) Rent Income		
i) Madras Aluminium Company Limited	0.04	0.15
	0.04	**0.15**
c) Management Consultancy Services		
i) Copper Mines of Tasmania Pty Limited	4.52	4.45
ii) Ararahat Gold Recovery LLC	–	1.45
	4.52	**5.90**
d) Dividend Income		
i) Bharat Aluminium Company Limited	5.63	–
	5.63	**–**
8. Expenditure		
a) Long Term Incentive Plan		
i) Vedanta Resources Plc	37.84	
	37.84	**–**
b) Purchases		
i) Copper Mines of Tasmania Pty Limited	850.39	550.16
ii) Thalanga Copper Mines Pty Limited	–	71.56
iii) Madras Aluminium Company Limited	30.16	25.28
iv) Bharat Aluminium Company Limited	86.14	137.48
v) Hindustan Zinc Limited	–	0.08
	966.69	**784.55**
c) Remuneration/Sitting Fees		
i) Mr. Navin Agarwal	4.04	3.01
ii) Mr. K. K. Kaura	2.34	1.90
iii) Mr. Tarun Jain	2.10	1.73
iv) Mr. D. D. Jalan	0.96	0.76
	9.44	**7.40**
d) Allocation of Corporate Expenses		
i) Hindustan Zinc Limited	(8.72)	(11.14)
ii) Bharat Aluminium Company Limited	(7.23)	(9.23)
iii) Madras Aluminium Company Limited	(1.26)	(1.61)
	(17.21)	**(21.98)**
e) Management Consultancy Services		
i) Vedanta Resources Plc	22.64	22.31
	22.64	**22.31**
f) Interest		
i) Bharat Aluminium Company Limited	–	–*
*NIL (Previous Year Rs.31,347)		
g) Power Charges		
i) Madras Aluminium Company Limited	2.52	1.25
	2.52	**1.25**
h) Recovery of deputed employees remuneration		
i) Hindustan Zinc Limited	(21.81)	(18.07)
ii) Bharat Aluminium Company Limited	(26.32)	(25.24)
iii) Madras Aluminium Company Limited	(3.07)	(2.96)
iv) Konkola Copper Mines Plc	(0.11)	(4.73)
v) Vedanta Alumina Limited	(9.78)	(0.77)
vi) Ararahat Gold Recovery LLC	–	(0.76)
vii) Sterlite energy Ltd.	(0.56)	–
viii) Sterlite Paper Ltd.	(0.04)	–
ix) Anil Agarwal Foundation Trust	(0.13)	–
	(61.82)	**(52.53)**

Schedule forming part of the Accounts

Schedule 20 - Notes Forming part of the Accounts *(Contd.)*

(Rs. in Crore)

	Current year	Previous year
8. Expenditure *(Contd.)*		
i) Recovery of expenses		
i) Hindustan Zinc Limited	(22.78)	(0.22)
ii) Bharat Aluminium Company Limited	(20.68)	(0.43)
iii) Madras Aluminium Company Limited	(3.24)	(0.01)
iv) Konkola Copper Mines Plc	(6.28)	(0.03)
v) Vedanta Alumina Limited	(7.11)	(0.01)
vi) Ararahat Gold Recovery LLC	(0.44)	–
vii) Sterlite energy Ltd.	(0.16)	–
viii) Sterlite Paper Ltd.	(0.13)	–
ix) Copper Mines of Tasmania Pty Ltd.	(0.77)	–
x) Sterlite Opportunities and Ventures Limited	(0.02)	–
	(61.61)	**(0.70)**
j) Purchase of DEPB		
i) Hindustan Zinc Limited	57.75	–
	57.75	**–**
9. Dividend paid		
i) Twinstar Holdings Limited	211.95	24.22
ii) Madras Aluminium Company Limited	13.45	1.54
	225.40	**25.76**
10. Guarantees		
i) Copper Mines of Tasmania Pty Limited	181.19	81.41
ii) India Foils Limited	182.00	182.00
iii) Madras Aluminium Company Limited	–	110.00
iv) Vedanta Alumina Limited	614.46	300.00
	977.65	**673.41**
11. Option seller obligation guarantee facility		
i) Sterlite Opportunities and Ventures Limited	–	10.35
	–	**10.35**

30. Earning Per Share (EPS)

		Current year	Previous year
Net Profit after tax		784.03	511.12
Less: Dividend on preference shares and tax thereon		0.06	0.25
Profit attributable to equity share holders for Basic & Diluted EPS		**783.97**	**510.87**
Weighted Average no. of equity shares outstanding during the year for Basic & Diluted EPS	Nos.	55,84,94,411	55,34,14,569
Basic & Diluted EPS	Rs.	14.04	9.23
Nominal Value per Share	Rs.	2/-	2/-

31. Deferred Taxation

The breakup of Deferred Tax Liability arising of timing difference are:

	As at March 31, 2007	As at March 31, 2007
Liabilities		
Related to Fixed Assets	327.62	335.44
Assets		
Provision for Doubtful Advances	4.42	4.38
Others	3.93	3.65
Total	**8.36**	**8.03**
Deferred Tax Liability (Net)	**319.27**	**327.41**

Schedule forming part of the Accounts

Schedule 20 - Notes Forming part of the Accounts *(Contd.)*

32. The Company has not received any intimation from "suppliers" regarding their status under the Micro, Small and Medium Enterprises Development Act, 2006 and hence disclosures, if any, relating to amounts unpaid as at the year end together with interest paid / payable as required under the said Act have not been given.

33. The figures of previous year have been recast, rearranged and regrouped wherever considered necessary. The previous year figures are strictly not comparable as the company has transferred Power Transmission Line Division during the current year as referred above in note no. 4

As per our report of even date

For and on behalf of the Board

For Chaturvedi & Shah
Chartered Accountants

R. Koria,
Partner

For Das & Prasad
Chartered Accountants

B. N. Agarwala
Partner

Navin Agarwal
Executive Vice Chairman

Tarun Jain
Whole Time Director

K. K. Kaura
Managing Director & CEO

D. D. Jalan
Chief Financial Officer

S. Varadharajan
Company Secretary

Place : Mumbai
Dated : May 3, 2007

Cash Flow Statement For the year ended March 31, 2007

(Rs. in Crore)

	Year ended March 31, 2007		Year ended March 31, 2006	
A. CASH FLOW FROM OPERATING ACTIVITIES				
Net profit after tax as per P&L Account	784.03		511.12	
Adjusted for Provision for Taxation	128.27		167.64	
Adjusted for		912.30		678.76
– Investment written off	0.01		0.01	
– Loans & advances written off	31.08		-	
– Bad Debts Written Off	2.78		-	
– Miscellaneous Expenses Written Off	0.34		0.34	
– Provision for loss on corporate guarantees issued	78.40		-	
– Provision for doubtful debts/advances	-		0.07	
– Depreciation	133.20		127.99	
– Dividend Income	(48.46)		(29.53)	
– Interest Income	(43.37)		(62.92)	
– Interest & Finance Charges	182.66		120.37	
– Loss on sale of Power Transmission Line Division	3.93		-	
– Unclaimed Liabilities written back	(7.20)		(1.61)	
– Loss/ (Profit) on Sale of Current Investment (Net)	(4.54)		(12.18)	
– Loss/ (Profit) on Sale of Long Term Investment	23.99		-	
– Loss/ (Profit) on Sale / Discarding of Assets (Net)	(94.69)		3.17	
– Exchange difference	(1.74)	256.39	0.04	145.75
Operating profit before working capital changes		**1,168.69**		**824.51**
Adjusted for				
– Trade and other receivables	(757.74)		(293.52)	
– Inventories	(982.43)		(447.51)	
– Trade payables	(88.25)		905.25	
		(1,828.42)		164.22
Cash generation from operations		**(659.73)**		**988.73**
Direct taxes paid / TDS deducted/Refund received		(159.65)		(133.75)
Net cash flow (used in)/ from Operating Activities		**(819.38)**		**854.98**
B. CASH FLOW USED IN INVESTING ACTIVITIES				
Purchase of Fixed Assets & Capital Work in Progress		(171.72)		(138.90)
Sale of Fixed Assets		108.47		2.31
Purchase of Investments		(11,788.63)		(12,046.18)
Sale of Investment		11,986.69		12,328.94
Redemption/(Investment) of debentures & Equity Shares in subsidiaries		(458.69)		(456.00)
Movement of loans		43.84		(1.30)
Sale of Power Transmission Line Division		148.51		-
Interest Received		45:52		67.37
Dividend Received on Investments		48.46		29.53
Net cash flow (used in)/ from Investing Activities		**(37.55)**		**(214.23)**

Cash Flow Statement *(Contd.)* For the year ended March 31, 2007

(Rs. in Crore)

	Year ended March 31, 2007	Year ended March 31, 2006
C. CASH FLOW FROM FINANCING ACTIVITIES		
(Redempton of)/Proceeds from issue of Preference Share Capital including Security Premium	(193.59)	–
Interest paid (net)	(192.32)	(129.18)
Payment made towards Corporate Guarantees	(2.40)	–
Proceeds from long term loan	23.63	16.68
Repayment of long term loans	(147.19)	(194.74)
Short term loans (Net)	1101.79	(142.44)
Effect of exchange rate change on foreign currency EURO Convertible Bonds/FRNs	39.11	24.30
Dividend paid	(333.80)	(37.01)
Net Cash flow (used in)/ from Financing Activities	**295.23**	**(462.39)**
Net Increase/(decrease) in cash and cash equivalent	(561.70)	178.36
Opening balance of cash and cash equivalent	793.77	615.41
Closing balance of Cash and cash equivalent	232.07	793.77

Notes:

1) The above Cash Flow Statement has been prepared under the "Indirect Method" as set out in Accounting standard-3 "Cash Flow Statement" issued by the Institute of Chartered Accountants of India.

2) The net cash flows of the discontinued operation during the current financial year reporting period are as under:- (Refer Note No. 4 of Schedule 20)
Operating Activities:- Rs. (58.56) Crore {Previous year Rs. (114.16) Crore}
Investing Activities:- Rs. (13.83) Crore {Previous year Rs. (27.32) Crore}
Financing Activities:- Rs. 49.84 Crore {Previous year Rs. 136.12 Crore}

3) Figures in the brackets indicate outflows.

As per our report of even date

For Chaturvedi & Shah
Chartered Accountants

R. Koria
Partner

For Das & Prasad
Chartered Accountants

B. N. Agarwala
Partner

Place : Mumbai
Dated : May 3, 2007

For and on behalf of the Board

Navin Agarwal
Executive Vice Chairman

Tarun Jain
Whole Time Director

K. K. Kaura
Managing Director & CEO

D. D. Jalan
Chief Financial Officer

S. Varadharajan
Company Secretary

Section 212

Statement pursuant to Section 212 of the Companies Act, 1956 relating to Subsidiary Companies (Rs. in Crore except as stated)

Sl. No.	Particulars	Bharat Aluminium Company Ltd.	Sterlite Opportunities and Ventures Ltd.	Hindustan Zinc Ltd.	Monte Cello BV	Copper Mines of Tasmania Pty. Ltd.	Thalanga Copper Mines Pty. Ltd.	Sterlite Paper Limited	Sterlite Energy Ltd.
1	Financial year of the Subsidiary company ended on	March 31, 2007	March 31, 2007	March 31, 2007	March 31, 2007	March 31, 2007	March 31, 2007	March 31, 2007	March 31, 2007
2	Shares of the Subsidiary company held on the above date and extent of holding								
	a) Equity shares	11,25,18,495	25,50,000	27,43,15,331	40	2	5,78,240	50,000	49,350
	b) Extent of Holding	51%	100%	64.92%	100%	100%	100%	100%	100%
3.	The net aggregate amount of the Subsidiaries profit/(loss) so far as it is concerned with the members of Sterlite Industries (India) Limited								
	(i) Not dealt within the holding company's accounts			(Refer Note No.1)		(Refer Note No. 2)	(Refer Note No. 2)		
	a) For the financial year of the Subsidiary	Profit Rs. 449.33	Profit Rs. 136.67	Profit Rs. 2725.20	Profit €. 0.07	Profit A$. 9.17	Loss A$. 0.09	Loss Rs. 0.64	Profit Rs. 0.27
	b) For the previous financial years of the subsidiary/ since it became the Holding company's subsidiary	Profit Rs. 211.11	Profit Rs. 38.46	Profit Rs. 1,663.81	Profit €. 2.28	Loss A$. 5.61	Profit A$. 9.8	Loss Rs. 132.81	Profit NA
	(ii) Dealt within the holding company's accounts								
	a) For the financial year of the Subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	b) For the previous financial years of the subsidiary/ since it became the Holding subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
4	Material changes, if any, between the end of the financial year of the subsidiary company and that of the Holding Company	NA	NA	NA	NA	NA	NA	NA	NA
5	Additional Information on Subsidiary Companies								
	Currency				EURO	AUD	AUD		
	Exchange rate on last day of the financial year				54.79	34.46	34.46		
a	Share Capital	220.62	2.55	422.53	0.11	0.00	2.02	0.05	0.49
b	Reserves	1,661.78	175.14	7,204.52	55.79	189.86	142.35	(3.64)	29.58
c	Total Assets	3,597.99	1,101.55	7,928.09	101.86	582.26	144.37	33.23	616.07
d	Total Liabilities	3,597.99	1,101.55	7,928.09	101.86	582.26	144.37	33.23	616.07
e	Investment (except investment in subsidiaries)	137.50	-	4,403.30	-	-	-	-	8.53
f	Turnover	4,100.40	-	8,560.22	-	888.95	-	-	-
g	Profit before Taxation	1,037.42	136.67	6,453.66	4.07	456.73	(2.55)	(0.64)	0.35
h	Provision for Taxation	144.19	-	2,036.53	-	164.27	-	0.00	0.06
i	Profit after Taxation before write back	893.23	136.67	4,417.13	4.07	292.46	(2.55)	(0.64)	0.29
j	Proposed Dividend (Including Interim Dividend & Dividend Distribution Tax thereon)	25.48	-	244.04	-	-	-	-	-

Notes: 1. Hindustan Zinc Ltd. is a subsidiary of Sterlite Opportunities & Ventures Ltd., which is 100% subsidiary of the company.

2. Copper Mines of Tasmania Pty Ltd. and Thalanga Copper Mines Pty. Ltd. are subsidiary companies of Monte Cello B V which is 100% subsidiary of the company.

3. The Annual Accounts for 2006-07 for all the subsidiaries are available at Comapny's Head Office. Any investor either of Holding Company or any Subisdiary Company can seek any information at any point of time by making a request in writing to the Company Secretary of the Company.

Balance Sheet Abstract

Balance Sheet Abstract and company's General Business Profile

I. Registration Details

Registration No.	21833	State Code	11
Balance Sheet Date	31 (Date) 03 (Month) 2007 (Year)		

II. Capital Raised during the year *(Amount in Rs. Thousands)*

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

III. Position of Mobilisation and Deployment of Funds *(Amount in Rs. Thousands)*

Total Liabilities	90343556	Total Assets	90343556
Sources of Funds			
Paid-up Equity Share Capital	1116977	Paid-up Preference Share Capital	NIL
Reserves & Surplus	43462502	Unsecured Loans	27097531
Secured Loans	1000030		
Application of Funds			
Net Fixed Assets	17494894	Investments	29129585
Net Current Assets	29245212	Misc. Expenditure	NIL
Accumulated Losses	NIL		

IV. Performance of the company *(Amount in Rs. Thousands)*

Turnover	124575754	Other Income	2054100
Total Expenditure	116198400	Profit before Tax	9123118
Profit after Tax	7840464	Dividend Rate (%)	200.0
Earning per share (Rs.)			
Basic	14.04	Diluted	14.04

V. Generic names of Three Principal Products / Services of company (As per monetary terms)

Product Description	Item Code No. (ITC Code)
Copper Cathode	747409
Continuous Cast Copper Rods	740710
Aluminium Conductors (AAC/ASCR)	761410
Phosphoric Acid	2809

For and on behalf of the Board

Navin Agarwal *Executive Vice Chairman*	Tarun Jain *Whole Time Director*	K. K. Kaura *Managing Director & CEO*
	D. D. Jalan *Chief Financial Officer*	S. Varadharajan *Company Secretary*

Place : Mumbai
Dated : May 3, 2007

Consolidated Auditors' Report

Auditors' Report to the Board of Directors of Sterlite Industries (India) Limited on the Consolidated Financial Statements of Sterlite Industries (India) Limited, its Subsidiaries and an associate company

We have examined the attached Consolidated Balance Sheet of Sterlite Industries (India) Limited, it's subsidiaries and an associate company, as at March 31, 2007, the Consolidated Profit and Loss Account and Consolidated Cash Flow Statement for the year ended on that date. These Financial Statements are the responsibility of Company's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with the generally accepted auditing standards in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material mis-statements. An audit ncludes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

2. We did not audit the financial statements of Copper Mines of Tasmania Pty Limited, Thalanga Copper Mines Pty. Limited, Bharat Aluminium Company Limited, Sterlite Paper Limited, Sterlite Opportunities and Ventures Limited, Hindustan Zinc Limited and Sterlite Energy Limited, the Subsidiary Companies, whose financial statements reflect total assets of Rs.18,057.03 Crore as at March 31, 2007 and total revenues of Rs.14,170.10 Crore and net cash flows of Rs.560.04 Crore for the year ended on that date. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries, is based solely on their reports.

3. Financial statements of Monte Cello BV has not been audited in view of the statutory size exemption under Article 396, Title 9, Book 2 of the Dutch Civil Code. The financial statements of this subsidiary reflecting the total assets of Rs.101.90 Crore as at March 31, 2007 and total Revenues of Rs. Nil and net cash flows of Rs.0.02 Crore for the year ended on that date have been certified by Management and furnished to us, and our opinion, in so far as it relates to the amounts included in respect of the subsidiary, is based solely on these certified financial statements.

4. The financial statements of Vedanta Alumina Limited, an associate company, have been audited by other auditors whose report has been furnished to us and insofar as it relates to the amounts included in respect of this associate, is based solely on their reports.

5. Attention is invited to following notes in Schedule 21:

   5.1 Note No.21 relating to long term investment, by Hindustan Zinc Limited, in equity shares of a power company being classified as an intangible asset and amortised. This treatment is in preference to requirements of Accounting Standard 13 'Accounting for Investments' and Schedule XIV of the Companies Act, 1956. This has resulted in profit for the year being lower by Rs. 4.67 Crore, investments being lower by Rs. 98.41 Crore and reserves and surplus being lower by Rs. 28.37 Crore.

   5.2 Note No.7 regarding the consolidation of the financial statements of certain subsidiary companies with different accounting policies.

6. We further report that, without considering items mentioned at paragraph 5.2 above the effect of which could not be determined, had the observation made in paragraph 5.1 above been considered, the profit after minority interest for the year would have been Rs.4,391.10 Crore (as against the reported figure of Rs.4,386.43 Crore), investment would have been Rs.5,320.35 Crore (as against the reported figure of Rs.5,221.94 Crore), minority interest have been Rs.3,627.52 Crore (as against the reported figure of Rs.3,625.88 Crore).

7. We report that the Consolidated Financial Statement have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) - 21 "Consolidated Financial Statements" and Accounting Standard (AS) - 23 "Accounting for Investments in Associates in Consolidated Financial Statements", issued by the Institute of Chartered Accountants of India and on the basis of the separate audited / certified financial statements of the company, its subsidiaries and its associate included in the Consolidated Financial Statements.

8. Subject to our comments in paragraph 5 above, with consequential aggregate effects to the extent possible quantified in paragraph 6 above, we report that:

   Based on our audit and on the consideration of reports of other auditors on separate financial information of the components and to the best of information and according to the explanations given to us, we are of the opinion that the attached consolidated financial statements read together with notes thereto, in particular note no. 24 and 36 of Schedule 21, regarding sale of Power Transmission Line division of the company on going concerns basis and change in accounting policy for Employee Benefits, give a true and fair view in conformity with the accounting principles generally accepted in India:

   a) In case of the Consolidated Balance Sheet, of the consolidated state of affairs of the company as at March 31, 2007.

   b) In case of the Consolidated Profit and Loss Account, of the consolidated profit of the company and its subsidiaries for the year ended on that date and

   c) In case of the Consolidated Cash Flow Statement, of the Consolidated Cash Flows of the company and its subsidiaries for the year then ended.

For **Chaturvedi & Shah**	For **Das & Prasad**
Chartered Accountants	*Chartered Accountants*
R. Koria	**B. N. Agarwala**
Partner	*Partner*
Membership No. 35629	Membership No. 11709

Place: Mumbai
Dated: May 3, 2007

Consolidated Balance Sheet As at March 31, 2007

(Rs. in Crore)

	Schedule	As at March 31, 2007		As at March 31, 2006	
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
Share Capital	1	111.70		77.75	
Reserves & Surplus	2	9,869.81		5,997.14	
Deferred Government grant	3	0.24		0.25	
			9,981.75		6,075.14
2. Minority Interest			3,625.88		1,694.75
3. Loan Funds					
Secured Loans	4	1,525.80		2,414.53	
Unsecured Loans	5	3,084.54		2,750.76	
			4,610.34		5,165.29
4. Deferred Tax liability (Net) (Refer Note No. 9 of Schedule No. 21)			917.39		751.07
Total			**19,135.36**		**13,686.25**
II. APPLICATION OF FUNDS					
1. Fixed Assets	6				
Gross Block		12,641.41		11,439.95	
Less: Accumulated Depreciation and Impairment		4,323.51		3,651.27	
Net Block		8,317.90		7,788.68	
Capital Work-in-Progress		1,399.72		761.05	
			9,717.62		8,549.73
2. Investments					
In Associates		296.70		165.32	
In Others		4,925.24		2,329.86	
			5,221.94		2,495.18
3. Current Assets, Loans & Advances					
Interest Accrued on Investments		0.91		2.34	
Inventories	7	2,809.23		1,950.67	
Sundry Debtors	8	1,652.11		1,347.50	
Cash and Bank Balances	9	1,113.43		1,115.31	
Loans & Advances	10	3,483.71		1,626.36	
		9,059.39		6,042.18	
Less: Current Liabilities & Provisions	11				
Current Liabilities		2,139.94		1,884.96	
Provisions		2,723.66		1,526.34	
		4,863.60		3,411.30	
Net Current Assets			4,195.79		2,630.88
4. Miscellaneous Expenditure (to the extent not written off or adjusted)	12		0.01		10.46
Total			**19,135.36**		**13,686.25**
Notes forming part of Accounts	21				

As per our report of even date

For and on behalf of the Board

For Chaturvedi & Shah
Chartered Accountants

For Das & Prasad
Chartered Accountants

Navin Agarwal
Executive Vice Chairman

Tarun Jain
Whole Time Director

K. K. Kaura
Managing Director & CEO

R. Koria
Partner

B. N. Agarwala
Partner

D. D. Jalan
Chief Financial Officer

S. Varadharajan
Company Secretary

Place : Mumbai
Dated : May 3, 2007

Consolidated Profit and Loss Account For the year ended March 31, 2007

(Rs. in Crore)

	Schedule	Year ended March 31, 2007		Year ended March 31, 2006	
I. INCOME					
Turnover		26,193.03		14,272.39	
Less: Excise Duty Recovered on Sales		1,806.22		1,145.24	
Net Turnover			24,386.81		13,127.15
Other Income	13		681.71		334.29
Variation In Stock	14		383.43		412.35
Total			**25,451.95**		**13,873.79**
II. EXPENDITURE					
Purchases			14.16		51.49
Manufacturing and other expenses	15		14,084.50		9,076.22
Personnel	16		549.49		451.77
Selling & Distribution	17		384.91		256.64
Administration & General	18		324.31		268.06
Interest & Finance charges	19		379.07		235.30
			15,736.44		**10,339.48**
Less: Pre operative expenses of projects (net)			45.99		254.53
Total			**15,690.45**		**10,084.95**
Profit before Depreciation, extraordinary items, losses, write off and Tax			**9,761.50.**		**3,788.84**
Depreciation & Amortisation			803.86		526.94
Profit before extraordinary items, losses, write off and Tax			**8,957.64**		**3,261.90**
Extraordinary Items:					
Voluntary retirement scheme			19.81		10.10
Profit before losses, write off and tax			**8,937.83**		**3251.80**
Losses, write off and provision for investments and loans	20		133.47		-
Loss on sale of Power Transmission line Division (Refer note no.24 of Schedule 21)			3.93		-
Profit before Taxation			**8,800.43**		**3,251.80**
Continuing Operation					
Profit before Taxation from continuing operation			8,788.55		3,204.17
Provision for Current Taxation (Includes Wealth Tax Provision of Rs. 0.17 Crore Previous year 0.13 Crore)			2,382.83		811.10
Provision for Deferred taxation			167.48		219.74
Provision for Fringe benefit Tax			3.61		3.18
MAT Entitlement			(83.19)		(21.24)
Profit after Taxation from continuing operation (A)			**6,317.82**		**2,191.39**
Discontinued Operation:					
Profit before Taxation from discontinued operation			11.88		47.63
Provision for Current Taxation			2.55		10.57
Provision for Fringe benefit tax			0.04		0.27
Profit after taxation from discontinued operation (B)			**9.29**		**36.79**
Profit after Taxation (A+B)			**6,327.11**		**2,228.18**

Consolidated Profit and Loss Account *(Contd.)* For the year ended March 31, 2007

(Rs. in Crore)

	Schedule	Year ended March 31, 2007		Year ended March 31, 2006	
Income Tax Provision related to earlier years provided/(written back)			(61.55)		(7.08)
			6,388.66		2235.26
Less - Pre - acquisition Profit Transferred to Capital Reserve			0.29		–
Less - Minority Interest in Income		2,002.30		599.09	
Less : Minority's Share in the Preference share Dividend & Tax thereon		0.02		–	
Less : Minority's Share in the proposed & Interim dividend of subsidiary & Tax thereon		98.09	1,904.19	42.25	556.84
			4,484.18		1,678.42
Add/(Less) - Share in the Profit/(Loss) of Associates			(0.13)		(0.35)
Balance at the beginning of the year		1,392.42			
Add: Adjustment on account of Foreign Subsidiary in Previous year		60.38	1,452.80		764.98
Add: Debenture Redemption reserve written back			6.20		–
Amount available for Appropriation			5,943.05		2,443.05
APPROPRIATIONS					
General Reserve			2,253.88		928.44
Dividend on Preference Shares			0.05		0.22
Tax on Preference Dividend			0.01		0.03
Interim Dividend			223.40		–
Tax on Interim Dividend			51.37		–
Proposed Dividend on Equity Shares of the company			–		69.84
Tax on Proposed Dividend			12.60		9.79
Proposed & Interim Dividend to Minority Equity Shareholder of Subsidiary company and Tax thereon			98.09		42.25
(Excess)/Short Provision of Dividend of earlier year			(0.02)		0.05
(Excess)/Short Provision for Tax on Dividend			–		0.01
Balance carried to the Balance Sheet			3,303.67		1,392.42
Total			5,943.05		2,443.05
Earning (in Rs.)before extra ordinary items per Share of Rs.2/-each (Basic & Diluted)	(Refer Note No. 38 of Schedule 21)		78.77		29.68
Earning (in Rs.) after extra ordinary items per Share of Rs. 2/-each (Basic & Diluted)			78.53		29.55
Notes forming part of Accounts	21				

As per our report of even date

For and on behalf of the Board

For Chaturvedi & Shah *Chartered Accountants*	For Das & Prasad *Chartered Accountants*	Navin Agarwal *Executive Vice Chairman*	Tarun Jain *Whole Time Director*	K. K. Kaura *Managing Director & CEO*
R. Koria *Partner*	B. N. Agarwala *Partner*		D. D. Jalan *Chief Financial Officer*	S. Varadharajan *Company Secretary*

Place : Mumbai
Dated : May 3, 2007

Schedules forming part of the Consolidated Balance Sheet

(Rs. in Crore)

	As at March 31, 2007	As at March 31, 2006
Schedule 1 - Share capital		
Authorised		
92,50,00,000Equity Shares of Rs. 2/- each.		
(Previous year 60,00,00,000 Equity Shares of Rs. 2/- each)	185.00	120.00
NIL Preference Shares (Previous Year 3,00,00,000 Preference Shares of Rs.10/- each)	–	30.00
	185.00	150.00
Issued, Subscribed & Paid up		
55,84,94,411 (Previous year 11,17,38,469) Equity Shares of Rs. 2/- each		
fully paid up (Previous Year Rs. 5/- each)	111.70	55.87
Less: Unpaid Allotment Money/Calls in Arrears (other than Directors)	–	–
(Current year Rs.11,790) (Previous year Rs.11,790)		
	111.70	55.87
NIL (Previous year 2,18,75,000) 1% Cumulative Redeemable Preference		
Shares of Rs. 10/- each fully paid up.	–	21.88
Total	111.70	77.75

Notes :

1. Of the above Equity Shares :
   a) 2,10,000 Equity Shares were allotted as fully paid up pursuant to a contract without payment being received in cash before buy back, extinguishment, subdivision and issue of bonus shares.
   b) 32,19,73,026 Equity Shares of Rs. 2 each (Previous year 4,28,24,788 of Rs. 5 each) were allotted as fully paid up Bonus Shares by way of capitalisation of General Reserve and Security Premium.
   c) 27,33,675 Equity Shares were allotted pursuant to scheme of Amalgamation without payment being received in cash before buy back, extinguishment, subdivision and issue of bonus shares.
   d) 40,99,400 Equity Shares were allotted as fully paid upon conversion of 50,000 Foreign Currency Convertible Bonds before subdivision and issue of bonus shares.
2. During the year, Equity Shares having face value of Rs. 5 each (fully paid up) have been subdivided into Rs. 2 each fully paid up.
3. Refer Note No.22 of Schedule 21 in respect of reduction of Issued, Subscribed and Paid up capital.
4. Of the above Equity Shares, 42,93,29,150 Equity Shares are held by company's holding company and by fellow subsidiary of the company.
5. 2,18,75,000 1% Cumulative Redeemable Preference Shares of Rs. 21.88 Crore have been redeemed with a redemption premium of Rs. 78.50 per share aggregating to Rs. 171.72 crore which has been adjusted against Security Premium Account.

Schedules forming part of the Consolidated Balance Sheet

(Rs. in Crore)

	As at March 31, 2007		As at March 31, 2006
Schedule 2 – Reserves & Surplus			
Capital Reserve			
As per Last Balance Sheet		2.26	2.26
Capital Reserve on Consolidation		1.48	–
Preference Share Redemption Reserve			
As per Last Balance Sheet	55.00		55.00
Add :- Transferred from General Reserve	21.88		–
		76.88	55.00
Debenture Redemption Reserve			
As per Last Balance Sheet	17.90		17.90
Less :- Transferred to Profit & Loss Account	6.20		–
		11.70	17.90
Security Premium Account			
As per Last Balance Sheet	2,875.52		2,769.09
Add: Received during the year	–		106.43
	2,875.52		2,875.52
Less: Issue of Fully paid up Bonus Shares	55.83		–
Less: Premium on Redemption of Preference Shares	171.72		–
	2,647.97		2,875.52
Less: Unpaid Security Premium	0.03		0.03
		2,647.94	2,875.49
General Reserve			
As per Last Balance Sheet	1,620.73		692.28
Less :- Transferred to Preference Share Redemption Reserve	21.88		–
	1,598.85		692.28
Less: Incremental liability for retirement benefit for earlier years (Refer Note no. 36 of Schedule 21)	1.55		–
Add :- Transferred from Profit & Loss Account	2,253.88		928.45
		3,851.18	1,620.73
Foreign Currency Translation Reserve		(25.30)	(27.04)
Profit & Loss Account	3,303.67		1,392.42
Add: Adjustment on account of Foreign Subsidiary	–		60.38
		3,303.67	1,452.80
Total		**9,869.81**	**5,997.14**

	As at March 31, 2007	As at March 31, 2006
Schedule 3 – Deferred Government Grant		
Grants-in-aid received from Government of India towards setting up of pilot plant and research facilities for testing of Bauxite		
As per Last Balance Sheet	0.25	0.26
Less : Transferred to profit and loss account	0.01	(0.01)
Total	**0.24**	**0.25**

Schedules forming part of the Consolidated Balance Sheet

(Rs. in Crore)

Schedule 4 – Secured Loans	As at March 31, 2007	As at March 31, 2006
A) Redeemable Non Convertible Debentures	100.00	109.00
B) Foreign Currency Loan	–	1.05
C) Term Loans from Banks/Financial Institutions (Rupee Loans):	1,186.21	1,590.35
D) Working Capital Loans from Banks	–	25.92
E) Buyer's Credit	239.59	688.21
Total	**1,525.80**	**2,414.53**

Notes:

1. Out of Debentures referred at A above:
   i) Rs. 100 crore are secured by a first charge on pari passu basis in favour of the Trustees for the Debentures on the immovable properties situated at Tuticorin in the State of Tamilnadu; Lonavala and Pune in the State of Maharashtra, Chinchpada in the UT of Dadra & Nagar Haveli and Mouje Chatral of Kalol Taluka, District Gandhinagar, Gujarat.

   ii) Rs. 9.00 Crore of Sterlite Opportunities and Ventures Limited in Previous year were secured by a first pari-passu mortgage over freehold land in Gujarat and unconditional and irrevocable guarantee of ICICI Bank Limited.
2. The Term Loans at C above are of Bharat Aluminium Company Limited secured by first exclusive charge on movable properties, present and future, tangible or intangible, and assets other than current assets and charge on immovable properties.
3. Working Capital Loans at D above from Banks are secured by a first charge by way of hypothecation of company's present and future inventories and book debts. These loans are further secured by a second charge on all the immovable properties of the company.
4. The Buyer's credit at E above are of Bharat Aluminium Company Limited having first paripassu charge with other term lenders, on entire fixed assets, immovable and movable, present and future- charge yet to be created.

Schedule 5 – Unsecured Loans	As at March 31, 2007	As at March 31, 2006
A. Deferred Sales Tax Liabilities	87.11	67.74
B. Loans from Banks/Financial Institutions		
i) Floating Rate Notes Due 2007 (134 FRNs @ US$1,00,000 each)	58.41	59.78
ii) Foreign Currency Loans	533.02	1,194.05
iii) Redeemable Non convertible Debentures	–	29.12
iv) Rupee Loans	9.08	12.38
C. Others	374.78	284.26
D. Buyer's Credit	2,022.14	1,103.43
Total	**3,084.54**	**2,750.76**

Notes:

1) Amount due within one year Rs. 2,467.50 Crore (Previous year 1,355.82 Crore).

Schedules forming part of the Consolidated Balance Sheet

(Rs. in Crore)

Schedule 6 – Fixed Assets

	GROSS BLOCK				DEPRECIATION				Net Block Before Impairment	Impairment	NET BLOCK	
Nature of Fixed Assets	As at 01.4.2006	Additions/ Adjustments	Deductions Adjustments	As at 31.3.2007	Upto 31.3.2006	For the Year	Deductions/ Adjustments	As at 31.3.2007	As at 31.3.2007	As at 31.3.2007	As at 31.3.2007	As at 31.3.2006
Goodwill on consolidation	1,052.53	-	-	1,052.53	-	-	-	-	1,052.53	79.00	973.53	973.53
Land	94.80	7.43	13.90	88.33	23.11	2.56	0.70	24.97	63.36	-	63.36	71.69
Buildings	947.91	81.66	24.69	1,004.88	143.77	59.46	3.09	200.14	804.74	3.50	801.24	800.64
Buildings(leasehold)	6.86	-	0.52	6.34	2.41		0.03	2.38	3.96	-	3.96	4.45
Plant & Machinery	8,627.90	1,278.46	200.29	9,706.07	2,871.94	720.49	161.20	3,431.23	6,274.84	60.57	6,214.27	5,695.39
Plant & Machinery (Leased)	2.19	0.22	-	2.41	1.99	0.42	-	2.41	-	-	-	0.20
Furniture & Fixtures	31.62	1.93	3.18	30.37	16.16	2.17	0.81	17.52	12.85	-	12.85	15.46
Data Processing Equipment	17.70	2.37	1.43	18.64	13.14	1.60	0.84	13.90	4.74	-	4.74	4.56
Office Equipments	63.47	4.08	1.08	66.47	28.00	4.25	0.34	31.91	34.56	-	34.56	35.47
Electrical Fittings	40.45	10.66	4.06	47.05	6.04	1.98	0.57	7.45	39.60	-	39.60	34.41
Vehicles	21.92	5.20	6.13	20.99	9.80	1.65	1.60	9.85	11.14	-	11.14	12.12
Mine reserve and development	367.22	37.10	0.82	403.50	336.70	45.02	0.82	380.90	22.60	-	22.60	30.52
Railway Siding	24.54	37.88	-	62.42	6.85	4.23	-	11.08	51.34	-	51.34	17.69
Rehabilation Asset	17.02	1.63	0.67	17.98	7.59	2.81	-	10.40	7.58	-	7.58	9.43
Asset Retired from Active use	16.75	-	10.72	6.03	15.74	0.28	10.31	5.71	0.32	-	0.32	1.01
Intangible Assets :												
Investment in Shares	98.41	-	-	98.41	23.69	4.67	-	28.36	70.05	-	70.05	74.72
Computer Software	1.37	0.33	-	1.70	0.92	0.57	-	1.49	0.21	-	0.21	0.45
Technical Knowhow	7.29	-	-	7.29	0.35	0.39		0.74	6.55	-	6.55	6.94
Total	11,439.95	1,468.95	267.49	12,641.41	3,508.20	852.55	180.31	4,180.44	8,460.97	143.07	8,317.90	7,788.68
Previous Year	8,172.19	3,329.78	62.02	11,439.95	3,039.37	497.99	29.16	3,508.20	7,931.75	143.07	7,788.68	
Capital Work in Progress											1,399.72	761.05

Notes:

1) Land includes leasehold land of Rs. 63.16 crore (Previous year Rs. 64.91 crore).
2) In case of HZL, title deeds are still to be executed in respect of 10.63 acres of free hold land at Vishakapatnam.
3) In case of BALCO transfer of some of title deeds is pending in respect of certain flats, buildings and land.
4) Some land & quarters of BALCO including 40 nos. quarters at Bidhan Bagh Unit and 300.88 acres of land at Korba and Bidhan Bagh have been unauthorisedly occupied for which evacuation efforts are in progress.
5) Buildings (free-hold) include (a) Cost of Shares of Rs. 750 in Co-op.housing society, (b) Cost of shares of Rs. 750 in Co-operative societies representing possession of office premises, (c) a residential flat in the joint names of the company and one of its Directors.
6) Gross block of buildings of HZL includes Rs.1.03 crore wherein bifurcation of the cost between land and building is not ascertained (previous year Rs. 1.03 crore).
7) Plant and Machinery include Rs.3.73 crore and Rs. 1.68 crore being the amount spent for laying water pipe line and power line respectively, the ownership of which vests with the State Government Authorities.

Schedules forming part of the Consolidated Balance Sheet

Schedule 6 - Fixed Assets (Contd.)

Notes:

8) Plant and machinery of Balco includes capital expenditure of Rs. 25.16 crore pertaining to Captive Power Plant which has been installed at the premises of National Thermal Power Corporation Ltd. in view of convenience of operations.

9) Additions to Gross Block and Capital work in progress includes Rs. 6.69 crore (Previous year includes gain of Rs.39.3 crore) on account of exchange difference during the year.

10) Additions to Gross block include Rs. 45.48 crore (Previous year Rs. 14.67 crore) and Deduction to Gross block includes Rs. 10.72 Crore (Previous year 18.74 Crore) and Depreciation is net of Rs. 48.19 crore (Previous year Rs. 28.95 crore) on account of translation of fixed assets and depreciation to date respectively of foreign subsidiaries, the effect of which is considered in Foreign currency translation reserve.

11) Capital work in progress is net of provision for impairment of Rs. 147 crore (Previous year Rs. 147 crore).

12) In BALCO, depreciation for the year includes Rs. 4.73 Crore (Previous year Rs. 50.81 Crore) pertaining to trial run period transferred to fixed assets till the date of commercial produciton.

13) Deductions from Gross Block includes fixed assets of Power Transmission line division of the company aggregating to Rs. 76.18 Crore which were sold during the year (refer note number 24 of schedule 21). The details of which are as under:

	(Rs. in Crore)
i) Land	5.39
ii) Buildings	22.22
iii) Buildings (Lease-Hold)	0.52
iv) Plant & Machinery	35.72
v) Furniture & Fixtures	3.08
vi) Data Processing Equipment	1.42
vii) Office Equipment	0.78
viii) Electrical Fittings	4.05
ix) Vehicles	3.00
	76.18

	As at March 31, 2007		As at March 31, 2006	
Schedule 7 - Inventories (As taken, valued & certified by the Management)				
Raw Materials		1,189.76		716.17
Work-in-Process		1,298.14		909.85
Finished Goods		70.64		149.10
Stores, Spares, Packing Materials & Others	253.26		179.94	
Less : Provision for obsolescence	2.57		4.39	
		250.69		175.55
Total		2,809.23		1,950.67

	As at March 31, 2007		As at March 31, 2006	
Schedule 8 - Sundry Debtors				
Unsecured, Considered Good (Unless otherwise stated) & Subject to confirmation				
(a) Due for a period exceeding 6 months:				
- considered good		5.21		23.98
- considered doubtful	1.47		1.48	
Less :- Provision for Doubtful Debts	1.47	-	1.48	-
(b) Others - considered good *		1,646.90		1,323.52
Total		1,652.11		1,347.50

* Includes secured debtors of Rs. 556.56 Crore (Previous year 499.81 Crore)

* Includes Rs. 1.41 Crore (Previous year Rs. 1.45 Crore) due from Ararahat Gold Recovery LLC, a company under the same management [Maximum amount outstanding at any time during the year Rs.1.45 Crore (Previous year Rs. 1.45 Crore)].

Schedules forming part of the Consolidated Balance Sheet

(Rs. in Crore)

Schedule 9 - Cash and Bank Balances	As at March 31, 2007	As at March 31, 2006
Cash in hand	0.54	0.77
Balance with Scheduled Banks in:		
i) Current Accounts includes Cheques in Hand	93.78	110.05
ii) Deposit Accounts	423.30	766.70
iii) Dividend/Debenture/Debenture Interest Accounts*	8.36	8.12
Balance with Non Scheduled Banks	587.45	229.67
Total	**1,113.43**	**1,115.31**

*Includes Fixed deposit of Rs. 1.70 Crore (Previous year Rs. 2.83 Crore) under lien with bank.

Schedule 10 - Loans & Advances (Unsecured & Considered good unless otherwise stated)	As at March 31, 2007		As at March 31, 2006
Advances recoverable in cash or in kind or for value to be received			
– Considered Good*	1,113.73		644.65
– Considered Doubtful	17.66		17.66
	1,131.39		662.31
Less: Provision for Doubtful Advances	17.65		17.66
		1,113.74	644.65
Balances with Central Excise Authorities			
– Considered Good	87.82		93.69
– Considered Doubtful	0.69		0.69
	88.51		94.38
Less : Provision for Doubtful Advances	0.69		0.69
		87.82	93.69
Income Tax - Advance Tax and Tax Deducted at Source (Net)		2,079.73	693.84
Commodity Hedging Receivable		202.42	194.18
Total		**3,483.71**	**1,626.36**

* Includes secured advances of Rs. 23.90 crore (Previous year 25.98 crore)

*Includes Rs. 5.72 Crore (Previous year NIL) & Rs. 0.42 Crore (Previous year NIL) due from Konkola Copper Mines Plc & Ararahat Gold Recovery LLC respectively, the companies under the same management [Maximum amount outstanding during the year Rs. 5.72 Crore & Rs. 0.43 Crore respectively (Previous year Rs. 1.47 Crore & NIL)].

Schedules forming part of the Consolidated Balance Sheet

(Rs. in Crore)

	As at March 31, 2007		As at March 31, 2006	
Schedule 11 - Current Liabilities & Provisions				
1. Current Liabilities				
Sundry Creditors				
i) Small scale industrial undertaking(s)	0.34			0.90
ii) Others	907.50	907.84		1,390.77
Other Liabilities		1,216.53		460.46
Investor Education and Protection Fund				
a) Unclaimed Dividend		4.80		3.60
b) Unclaimed Matured Deposits		0.08		0.08
c) Unclaimed Matured Debentures		3.52		3.67
d) Interest Accrued on (a) to (c) above		1.19		1.55
Interest accrued but not due on Loans		5.98		23.93
Total (1)		2,139.94		1,884.96
2. Provisions				
Provision for Current Tax & Fringe Benefit Tax		2,305.84		808.84
Provision for Dividend on Preference Shares & Tax thereon		-		0.12
Provision for Dividend to Minority Equity Shareholder of Subsidiary and Tax thereon		49.68		42.25
Proposed Dividend Equity Shares		-		69.84
Provision for Tax on Proposed Dividend		12.60		9.79
Provision for Staff Benefit Schemes		107.43		64.35
Provision for Rehabilitation		27.60		24.53
Other Provisions *	428.84	158.14		
Commodity Hedging payable		62.37		77.78
Total (2)		2,723.66		1,526.34
Total (1+2)		4,863.60		3,411.30

* The company has recognised liability based on substantial degree of estimation for :-

i) Excise duty payable on clearance of goods lying in stock as on March 31, 2006 of Rs.16.31 Crore as per the estimated pattern of despatches. As against it, during the year Rs. 18.26 Crore has been incurred for clearance of such goods. The additional amount of Rs.1.95 Crore has been charged off to Profit and loss account. Liability recognised under this class for the year is Rs. 17.94 Crore which is outstanding as on March 31, 2007. Actual outflow is expected in the next financial year.

ii) Final price payable on purchase of copper concentrate for which the quotational period price was not finalised as on March 31, 2006, a provision of Rs. 412.53 Crore based on closing LME rate of copper and LMBA rate of precious metals was made. As against it, during the year Rs. 503.13 Crore has been incurred towards final price settlement. The additional amount of Rs. 90.60 Crore has been charged to Profit and Loss Account. Liability recognised under this class for the year is Rs. 64.20 Crore which is outstanding as on March 31, 2007. Actual outflow is expected on finalisation of quotational period price in the next financial year.

iii) Corporate guarantees issued by the company to Banks and Financial institutions on behalf of M/s. India Foils Ltd., based on the fair estimate of the value of that company, a provision of Rs. 76.00 Crore is outstanding as at March 31, 2007. Further actual outflow is expected on devolvement of the liability on the company.

Schedule 12 - Miscellaneous Expenditure (to the extent not written off or adjusted)		
Share/Floating Rate Note issue Expenditure	0.01	0.36
Voluntary Retirement Scheme Expenditure	-	10.10
Total	0.01	10.46

Schedules forming part of the Consolidated Profit and Loss Account

(Rs. in Crore)

	Year ended March 31, 2007	Year ended March 31, 2006
Schedule 13 – Other Income		
Dividend on : Long term investments	0.92	-
: Current Investments	62.19	45.81
Profit on Sale of Current Investments (net)	115.78	29.02
Profit on sale/discarding of Fixed Assets (net)	93.67	3.18
Interest on		
Current investments	5.02	24.25
Others (Tax Deducted at Source Rs. 7.98 Crore, Previous year Rs. 9.62 Crore)	126.94	87.76
Unclaimed Liablities / Provisions written back (Net)	84.12	36.65
Deferred government grant transferred	0.01	0.01
Wheeled Power	119.02	54.78
Miscellaneous Income	74.04	52.83
Total	681.71	334.29

	Year ended March 31, 2007	Year ended March 31, 2006
Schedule 14 – Variation in stock		
Closing Stock		
Work-in-Process	1,298.14	909.85
Finished Goods	70.64	149.10
	1,368.78	1058.95
Inventory transferred on account of Slump sale		
Work-in-Process	14.09	-
Finished Goods	59.51	-
	73.60	-
Opening Stock		
Work-in-Process	909.85	572.74
Finished Goods	149.10	73.86
	1,058.95	646.60
Variation In Stock	383.43	412.35

	Year ended March 31, 2007	Year ended March 31, 2006
Schedule 15 – Manufacturing & Other Expenses		
Raw materials consumed	10,867.05	6,518.85
Stores & Spares	535.44	428.12
Power, Fuel & Water	1,373.82	1,225.56
Machinery Repairs	119.05	198.92
Building Repairs	184.60	20.43
Other Repairs	20.27	15.76
Carriage Inward	40.21	40.21
Excise Duty	9.98	22.53
Rehabilitation and Redundancy	0.10	(9.79)
Mining Expenses	129.43	148.53
Tolling charges	0.88	81.70
Royalty	643.81	274.46
Other Manufacturing Expenses	159.86	110.94
Total	14,084.50	9,076.22

	Year ended March 31, 2007	Year ended March 31, 2006
Schedule 16 – Personnel		
Salaries, Wages, Bonus & Commission *(Refer note number 25 of Schedule 21)*	437.03	356.10
Contribution to Provident Fund, ESIC and other Funds	30.84	27.13
Employees' Welfare & Other Amenities	66.67	56.66
Gratuity	14.95	11.88
Total	549.49	451.77

Schedules forming part of the Consolidated Profit and Loss Account

(Rs. in Crore)

		Year ended March 31, 2007	Year ended March 31, 2006
Schedule 17 – Selling and Distribution			
Packing Expenses		34.69	21.17
Carriage Outward		277.11	195.66
Commission & Brokerage		4.36	4.27
Other Expenses		68.75	35.54
Total		**384.91**	**256.64**

		Year ended March 31, 2007	Year ended March 31, 2006
Schedule 18 – Administration & General			
Rent		2.45	1.56
Rates & Taxes		8.07	7.77
Insurance		26.77	20.89
Conveyance & Travelling Expenses		18.91	12.63
Directors' Sitting Fees		0.11	0.03
Bad Debts and Advances :			
For the year	2.80		0.85
Less : Adjusted against Provision for Doubtful Debts and Advances	–		0.76
		2.80	0.09
Provision for doubtful debts/advances		–	0.44
General Expenses		179.09	150.88
Foreign Exchange Difference (net)		85.77	73.11
Provision for Diminution in Value of Current Investment		–	0.32
Miscellaneous Expenditure Written Off		0.34	0.34
Total		**324.31**	**268.06**

	Year ended March 31, 2007	Year ended March 31, 2006
Schedule 19 – Interest & Finance Charges		
On Debentures and Fixed Loans	145.27	118.30
Others	214.88	101.53
Bank charges	18.92	15.47
Total	**379.07**	**235.30**

	Year ended March 31, 2007	Year ended March 31, 2006
Schedule 20 – Losses, write offs and Provision for Investments and Loans *		
Loss on sale of long term Investments	23.99	–
Loans & advances written off	31.08	–
Payment/Provision for loss on corporate guarantees issued	78.40	–
Total	**133.47**	–

* (Refer note no. 8(i) of Schedule 21)

Schedule forming part of the Consolidated Accounts

Schedule 21 – Notes Forming part of the Consolidated Accounts

1. **Statement of significant accounting policies**

   a) **Basis of Consolidation**

   I) The Consolidated financial Statements relate to Sterlite Industries (India) Limited ('the company'), its subsidiary companies and its associate company. The Consolidated financial statements have been prepared on the following basis :

   i) The financial statements of the company and its subsidiary companies have been combined on a line-by-line basis by adding together the value of like items of assets, liabilities, income and expenses after fully eliminating intra-group balances and intra-group transactions resulting in unrealised profit or loss.

   ii) The consolidated financial statements have been prepared using uniform accounting policies for like transactions and other events in similar circumstances with certain exceptions mentioned in Note 7 below and are presented to the extent possible, in the same manner as the company's separate financial statements.

   iii) The difference between the cost of investments in the subsidiaries over the net assets at the time of acquisition of shares in the subsidiaries is recognised in the financial statements as Goodwill, which is not being amortised, or Capital Reserve as the case may be.

   iv) Minority Interest's share of net profit of Consolidated financial statements for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the company.

   v) Minority Interest's share of net assets of consolidated subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the equity of the company's shareholders.

   vi) In case of associate where the company directly or indirectly through subsidiaries holds more than 20% of equity Investments in associate are accounted for using equity method in accordance with Accounting Standard (AS) 23 - "Accounting for Investments in associates in Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India.

   vii) The company accounts for its share in the change in the net assets of the associate, post acquisition, after eliminating unrealised profits and losses resulting from transaction between the company and its associate to the extent of its share, through its profit and loss account to the extent such change is attributable to the associates' profit and loss account and through its reserves for the balance, based on available information.

   viii) The difference between the cost of investment in the associate and the share of net assets at the time of acquisition of shares in the associate is identified in the financial statements as Goodwill or Capital Reserve as the case may be.

   II) Financial Statements of Foreign Subsidiaries - Monte Cello BV, Thalanga Copper Mines Pty Limited and Copper Mines of Tasmania Pty Limited have been converted in Indian Rupees at following Exchange Rates:-

   i) Revenue and Expenses : At the Average of the year.

   ii) Assets and Liabilities : At the end of the year.

   The resultant translation exchange difference has been transferred to Foreign Currency Translation Reserve.

   b) Investments other than in subsidiaries and associates have been accounted as per Accounting Standard 13 on Accounting for Investments.

   c) **Other significant accounting Policies:**
   These are set out in the notes to accounts under significant accounting Policies for financial statements of the respective companies - Sterlite Industries (India) Limited (SIIL), Copper Mines of Tasmania Pty Limited (CMT), Thalanga Copper Mines Pty Limited (TCM), Monte Cello BV, Bharat Aluminium Company Limited (BALCO), Sterlite Paper Limited, Sterlite Opportunities and Ventures Limited (SOVL), Hindustan Zinc Limited (HZL), Sterlite Energy Limited (SEL).

2. **Following Subsidiary Companies and Associate company have been considered in the preparation of Consolidated Financial Statements:**

Subsidiaries

Name of the company	Country of Incorporation	Basis of Subsidiary	% Voting Power held by the parent
Copper Mines of Tasmania Pty Limited ^	Australia	Shareholding	100
Thalanga Copper Mines Pty Limited ^	Australia	"	100
Monte Cello BV	Netherland	"	100
Bharat Aluminium Company Limited	India	"	51
Sterlite Paper Limited	India	"	100
Sterlite Opportunities and Ventures Limited	India	"	100
Hindustan Zinc Limited*	India	"	64.92
Sterlite Energy Limited**	India	"	100

^ 100% subsidiary of Monte Cello BV.

* Consequent to the shares purchase and shareholder's agreement entered between Government of India and Sterlite Opportunity and Ventures Limited (SOVL), HZL is the subsidiary of SOVL.

** Became Subsidiary from October 2, 2006.

35. Segment Information as per Accounting Standard 17 on Segment Report for the year ened March 31, 2007

I) Information about Primary Business Segments.

(Rs. in Crore)

Particulars	Business Segments													
	Copper		Aluminium** (Discontinued operation)		Zinc & Lead		Others*		Unallocated*		Eliminations		Grand Total	
	Current year	Previous year	Current year	Previous year	Current year	Previous year	Current year	Previous year	Current year	Previous year	Current year	Previous year	Current year	Previous year
Revenue														
External Sales	11,838.43	6,950.38	4,770.70	2,679.00	9,220.45	4,326.18	363.45	316.83	-	-	-	-	26,193.03	14,272.39
Inter-Segment Sales	61.12	65.53	5.00	4.90	-	-	-	-	-	-				
Gross Turnover	11,899.55	7,015.91	4,775.70	2,683.90	9,220.45	4,326.18	363.45	316.83	-	-	(66.12)	(70.43)	-	-
Less:Excise Duty recovered on Sales	595.25	348.20	547.88	344.47	660.23	449.29	2.86	3.28	-	-	(66.12)	(70.43)	26,193.03	14,272.39
Total Revenue	11,304.30	6,667.71	4,227.82	2,339.43	8,560.22	3,876.89	360.59	313.55	-	-			1,806.22	1,145.24
Results									-	-	(66.12)	(70.43)	24,386.81	13,127.15
Segment Result	1,435.47	742.08	993.31	284.76	6,257.22	2,152.62	5.93	8.66	-	-	-	-	8,691.93	3,188.12
Unallocated Corporate Expenses	-	-	-	-	-	-	-	-	36.93	27.24	-	-	36.93	27.24
Operating Profit/(loss)	1,435.47	742.08	993.31	284.76	6,257.22	2,152.62	5.93	8.66	(36.93)	(27.24)	-	-	8,655.00	3,160.88
Less: Interest Expenses	-	-	-	-	-	-	-	-	379.07	235.30	-	-	379.07	235.30
Add : Other Income	43.16	21.05	204.96	95.18	50.68	50.37	1.35	0.15	381.56	167.54	-	-	681.71	334.29
Less: Income Tax (including Deferred Tax)	-	-	-	-	-	-	-	-	2,411.77	1,016.54	-	-	2,411.77	1,016.54
Less: Loss on sale of Power Transmission Line Division	-	-	-	-	-	-	-	-	3.93	-	-	-	3.93	-
Less: Losses, Writeoffs & Provisions for Investments & Loans	-	-	-	-	-	-	-	-	133.47	-	-	-	133.47	-
Less: Extra Ordinary items	-	-	10.10	10.10	9.71	-	-	-	-	-	-	-	19.81	10.10
Net Profit/(Loss)	1,478.64	763.13	1,188.17	369.84	6,298.19	2,202.99	7.28	8.81	(2,583.61)	(1,111.54)	-	-	6,388.66	2,233.23
Other Information														
Segment Assets	5,485.37	3,929.20	4,669.45	4,934.78	6,612.08	4,130.32	966.46	371.78	-	-	-	-	17,733.36	13,366.08
Un Allocated Corporate Assets	-	-	-	-	-	-	-	-	6,265.60	3,731.47	-	-	6,265.60	3,731.47
Total Assets	5,485.37	3,929.20	4,669.45	4,934.78	6,612.08	4,130.32	966.46	371.78	6,265.60	3,731.47	-	-	23,998.96	17,097.55
Segment Liabilities	1,224.56	1,193.64	566.35	649.60	2,673.41	1,082.23	56.70	21.95	-	-	-	-	4,521.03	2,947.42
Un Allocated Corporate Liabilities	-	-	-	-	-	-	-	-	5,870.30	6,380.24	-	-	5,870.30	6,380.24
Total Liabilities	1,224.56	1,193.64	566.35	649.60	2,673.41	1,082.23	56.70	21.95	5,870.30	6,380.24	-	-	10,391.33	9,327.66
Capital Expenditure	168.31	108.82	169.67	927.44	1,114.68	227.10	609.24	4.91	2.67	3.01	-	-	2,064.57	1,271.28
Depreciation & Amortisation	146.75	140.55	484.40	226.66	156.33	144.05	14.89	14.30	1.48	1.37	-	-	803.86	526.94
Non-cash Expenditure	0.34	0.37	10.12	10.60	9.71	-	-	-	33.86	-	-	-	54.03	10.97

* Includes the power transmission division of the Company, which was divested during the year.

(a) Segments have been identified and reported taking into account,the different risks and returns, the organization structure and the internal reporting systems. The main buisness segment are, (i) Copper which consist of mining of copper concentrate, manufacturing of copper cathode and continuous cast copper rod, (ii) Aluminium which consist of mining of bauxite, aluminium conductor - Since Discontinued (Refer Note no.24 of Schedule 21) and various aluminium products and (iii) Zinc which consists of mining of ore and manufacturing of zinc ingots and lead ingots (iv) Other business segment comprise of Phosphoric Acid, Paper and Power.

(b) Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocatd expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that can not be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Schedule 21 – Notes Forming part of the Consolidated Accounts *(Contd.)*

34. **Disclosure on Financial and Derivatives Instruments**

Derivative contracts entered into and outstandings as at Balance Sheet date

a) i) For Hedging Currency and Interest Rate Related Risks : - Nominal amounts of derivatives contracts entered into and outstanding as at Balance Sheet date are as under:

Category wise break up is given below

(Rs. in Crore)

Particulars	As at March 31, 2007	As at March 31, 2006
Interest Rate Swaps	166.25	710.98
Options	180.46	798.52
Forward Contracts	2,554.21	1,955.99
Total	2,900.92	3,465.49

ii) For hedging commodity related risks: Category wise break up is given below.

Particulars	As at March 31, 2007		As at March 31, 2006	
	Purchases	Sales	Purchases	Sales
Forwards/ Futures				
Copper (MT)	51,000	30,900	40,000	17,475
Gold (Oz)	–	116,377	10,398	74,035
Silver (Oz)	15,064	648,079	6,172	55,828
Aluminium (MT)	–	–	3,450	500
Zinc (MT)	–	49,275	–	16,250

b) All derivative and Financial instruments acquired are for hedging purposes only.

c) Unhedged foreign currency exposure is as under:

	As at March 31, 2007	As at March 31, 2006
Payable	5,179.44	2,064.33
Receivable	563.07	321.23

Sr. No.	Particulars	SIIL	HZL	BALCO	SEL	Total
1.	Interest Rate Swaps	–	–	166.25	–	166.25
2.	Options	58.41	–	122.05	–	180.46
3.	Forward Contracts	914.09	126.67	561.01	952.44	2,554.21
	Total	**972.50**	**126.67**	**849.31**	**952.44**	**2,900.93**

Particulars	SIIL		HZL		BALCO		Total	
Forwards / Futures	Purchases	Sales	Purchases	Sales	Purchases	Sales	Purchases	Sales
Copper (MT)	51,000	30,900	–	–	–	–	51,000	30,900
Gold (Oz)	–	1,16,377	–	–	–	–	–	1,16,377
Silver (Oz)	15,064	6,48,079	–	–	–	–	15,064	6,48,079
Aluminium (MT)	–	–	–	–	–	–	–	–
Zinc (MT)	–	–	–	49,275	–	–	–	49,275

Schedule forming part of the Consolidated Accounts

Schedule 21 - Notes Forming part of the Consolidated Accounts *(Contd.)*

Aggregate amounts related to the interest of the company in joint venture:

Summarised balance sheet as at March 31, 2007

(Rs. in Crore)

	As at 2007	As at 2006
Assets		
Fixed Assets	0.76	–
Current Assets	0.48	–
Profit and loss Account	0.10	–
Total	1.34	–
Liabilities		
Unsecured Loan	1.33	–
Share Capital	0.01	–
Total	1.34	–

Summarised Profit and Loss Account for the period ended March 31, 2007

	Current year	Previous year
Income	–	–
Expenditure	0.10	–
Profit/(Loss)	0.10	–

30. During the year 2004-05, the company issued 3,58,60,049 equity shares of Rs.5 each at a premium of Rs.545 aggregating to Rs.1,972.30 Crore on Rights basis to existing share holders.In terms of Clause no. 6.5.7.1 of SEBI (Disclosure and Investor Protection) Guidelines, 2000 (as amended) proceeds of Rights Issue has been utilised as under :

Utilisation	Planned	Actual utilisation	
		Till 31.3.2007	Till 31.3.2006
Investment in BALCO	900.00	500.00	500.00
Reduction in Term loans	520.00	520.00	88.33
Reduction in Current liabilities	551.00	551.00	375.89
Rights Issue expenses	1.30	1.19	1.19
	1,972.30	1572.19	965.41

Balance amount of Rs. 400.11 (Previous Year Rs.1,006.89 Crore) is lying in the following forms as at Balance sheet date

	As at March 31, 2007	As at March 31, 2006	Presented in balance Sheet as
Mutual Funds	366.28	440.06	Investments Schedule
Bank Deposits	33.83	566.83	Cash & Bank balances-Schedule 9
	400.11	1,006.89	

31. i) In HZL, the non fund based facility of Rs. 100 Crore (Previous year Rs.100 Crore) from bank is secured by pledge of specific investments and a subservient charge on the entire current assets, present and future.

ii) In BALCO, the non fund based facility from banks Rs. 330.11 Crore (Previous year Rs. 214.23 Crore) is secured by charge on current assets and lien on fixed deposit amounting Rs. 0.14 Crore (Previous year Rs. 2 Crore.)

32. The expense on account of exchange difference on outstanding forward exchange contracts to be recognised in the Profit & Loss Account of subsequent accounting year aggregate to Rs.16.99 Crore (Previous Year Rs.2.90 Crore).

33. General Expenses includes contribution of Rs. NIL (Previous year Rs. 0.25 Crore) to Public and Political awareness trust.

Schedule 21 - Notes Forming part of the Consolidated Accounts *(Contd.)*

27. BALCO has export obligations of Rs. 3,585.60 Crore (Previous year Rs. 4,743.98 Crore) against the import licenses taken for import of capital goods under Export Promotion Capital Goods Scheme.

28. Prior to cessation of mining activities, Thalanga Copper Mines Pty Limited has entered into various joint venture operations for the purposes of *mining and processing* of copper concentrate and exploration for copper and other base metals. The companies participating interest in these joint ventures and entitlement to output is detailed below. The joint ventures reporting date is June 30. The company's interests in the assets employed in these joint ventures are included in the Balance sheet, under the following classifications:

Name of Venture	Principal activity	Ownership Interest	
	As at 2006	As at 2007	
Highway	Exploration	70.00%	70.00%
Reward	*Mining*	68.85%	68.85%
Mount Windsor Joint Venture	Mining	70.00%	70.00%
Reward Deeps & Conviction	Mining	70.00%	70.00%

The company's interests in the assets employed in these joint ventures are included in the balance sheet under the following classifications:

(Rs. in Crore)

Current Year	Highway	Reward	Exploration	Reward Deeps & conviction	Total
Current assets					
Cash	1.46	0.17	-	-	1.63
Total Current Assets	**1.46**	**0.17**	-	-	**1.63**
Fixed Assets					
Freehold land	-	1.74	-		1.74
Total non-current assets	-	**1.74**	-	-	**1.74**
Share of Assets employed in Joint Venture	1.46	1.91	-	-	3.37

Previous Year	Highway	Reward	Exploration	*Reward Deeps & conviction*	*Total*
Current assets					
Cash	0.36	1.19	-	-	1.55
Total Current Assets	**0.36**	**1.19**	-	-	**1.55**
Fixed Assets					
Freehold land	-	1.59	-		1.59
Total non-current assets	-	**1.59**	-	-	**1.59**
Share of Assets employed in Joint Venture	0.36	2.78	-	-	3.14

29. HZL has entered into Joint Venture with "Madanpur South Coal Company Limited" where it holds 21.8 % of ownership interest and has access upto 31.50 Million tonnes of coal. The details of interest in Joint Venture are as follows:

Name of the company	: Madanpur South Coal company Limited
Country of incorporation	: India
Principal activities	: Mining of coal
Ownership interest	: 21.8 % (based on tonnage of extracted coal upto maximum of 31.5 million tonnes)
Original cost of investment	: Rs. 0.01 Crore (initial investment)

Aggregate amounts related to the interest of the company in joint venture:

Schedule forming part of the Consolidated Accounts

Schedule 21 – Notes Forming part of the Consolidated Accounts *(Contd.)*

2001, the BALCO had, during the year 2000-01 reduced its paid up share capital by Rs. 23.80 Crore.

20. In HZL, matured fixed deposits of Rs. 0.08 Crore due for transfer to Investor Education and Protection Fund have not been transferred in view of pending legal litigation between the beneficiaries.

21. In HZL, intangible assets represents Rs.98.41 Crore (Previous year Rs. 98.41 Crore) being long term investment in equity shares of Andhra Pradesh Gas Power Corporation Limited, Hyderabad, which entitles the company to draw power in Andhra Pradesh for its Vishakapatnam unit. This has been amortised as a fixed asset. Amortisation for the year is Rs. 4.67 Crore (Previous year Rs. 4.67 Crore), cumulative Rs.28.37 Crore (Previous year Rs.23.70 Crore).

22. In terms of Scheme of Arrangement (Scheme) as approved by the Hon'ble High Court of Judicature at Mumbai, vide its order dated April 19, 2002 the company during 2002-2003 reduced its paid up share capital by Rs. 10.03 Crore. There are 1,92,040 Equity Shares of Rs. 2/- each (Previous year 82,246 of 5/- each) pending clearance from NSDL/CDSL. A Special Leave Petition filed in the Hon'ble Supreme Court of India against the judgement of Hon'ble High Court of Mumbai by SEBI and Department of Company Affairs has been inter-alia dismissed. The company has filed application in Hon'ble High Court of Mumbai to cancel these shares, the decision on which is pending.

23. The Debentures referred to in Schedule 4 of Balance Sheet at A are due for redemption as follows:

    7.87% debentures on April 10, 2010 of Rs.40 Crore; 8% debentures on April 10, 2013 of Rs.60 Crore

24. a) As approved by the members of the company through postal ballot, Power Transmission Line (PTL) division of the company having its manufacturing facilities at Rakholi (Silvassa, union territory of D & NH) and Karanjwane (Pune, Maharashtra) have been sold on a going concern basis to Sterlite Optical Technologies Limited (SOTL) at a lump sum consideration of Rs. 148.51 Crore, with effect from July 1, 2006. The above sale of PTL division has resulted into transfer of net fixed assets, capital work in progress, inventories, debtors, cash and bank balances and loans and advances aggregating to Rs. 465.08 Crore and borrowings, current liabilities and provisions aggregating to Rs. 312.94 Crore relating to PTL division to SOTL. Loss on sale of Power Transmission Line division amounting to Rs. 3.93 Crore has been charged to Profit and Loss Account.

    b) The amount of revenues and expenses in respect of the ordinary activities attributable to the Discountinued operation of the Power Transmission Line Division are as under:

(Rs. in Crore)

	For the period ended March 31, 2007	For the period ended March 31, 2006
Revenue		
Net Turnover	213.55	584.50
Other Income	0.37	3.07
Total: (a)	**213.92**	**587.57**
Expenditure		
Manufacturing, Personnel, Selling & Distribution & Other Expenses	197.28	527.10
Interest and Finance Charges	3.62	9.29
Depreciation	1.14	3.55
Total: (b)	**202.04**	**539.94**
Profit before Taxation (a-b)	**11.88**	**47.63**

The above said amount of revenue & expenses have been included in Profit & Loss Account under respective heads.

25. The Company offers equity-based award plans to its employees, officers and directors through its parent company Vedanta Resources plc, based on the performance conditions as set out in the scheme, duly approved by the board of directors of the Company on December 24, 2003 and by the shareholders of the company on January 20, 2004. The performance condition attached to outstanding awards under the LTIP is that of Vedanta's performance, measured in terms of Total Shareholder Return ("TSR") compared over a three year period or such period as the Board may determine with the performance of the companies as defined in the scheme from the date of grant. The exercise price of the awards is 10 US cents per share. Further Vedanta has issued awards in February 2007 where Vedanta's TSR will be compared over one year period in terms of the scheme. The parent company Vedanta on the basis of number of shares allotted to the Company employees charged a sum of Rs.26.56 crore (including subsidiaries) being the proportionate cost which is charged to the Profit & Loss Account under the head Personnel Expenses.

26. The company had received show cause notice under FERA and FEMA for transactions amounting to Rs.500.65 Crore for non submission of documents. The company has submitted all documents for Rs. 496.65 Crore and alternate documents will be submitted for the balance amount.The company envisages no liability to arise on this account.

Schedule forming part of the Consolidated Accounts

Schedule 21 – Notes Forming part of the Consolidated Accounts *(Contd.)*

12. Excise duty:

(Rs. in Crore)

	Current year	Previous year
a) Excise duty shown as a reduction from turnover	1,806.22	1,145.24
b) Excise duty charged to profit and loss account		
– difference between closing and opening stock	1.62	19.77
– on account of discontinued operation	6.41	–
– shortages, etc.	1.95	2.76
Total	**9.98**	**22.53**

13. Payment to Auditors comprise of

	Current year	Previous year
a) **Statutory Auditors:**		
Audit fees	1.21	1.14
Other services - Tax Audit fees	0.24	0.26
Others	0.20	0.16
Out of pocket expenses	0.24	0.19
	1.89	**1.75**
b) **Cost Auditors:**		
Cost Audit fees	0.02	0.01
	0.02	**0.01**

14. Managerial Remuneration

A. Remuneration to Executive Directors*

	Current year	Previous year
i) Salary & perquisites	8.24	5.80
ii) Contribution to Provident Fund	0.86	0.75
iii) Other Benefits	6.74	0.32
Total	**15.84**	**6.87**

* The above remuneration excludes provision for gratuity & leave encashment since these are based on the actuarial valuation done on an overall basis.

(The above remuneration includes Rs. 1 Crore approved by Board of Directors of Hindustan Zinc Limited and is subject to approval by its shareholders at the ensuing annual general meeting.)

	Current year	Previous year
B. Commission to Non-Executive Directors as determined by the Board	0.30	0.30

15. In case of BALCO payments under the voluntary retirement scheme (upto March 31, 2003) is amortised over a period of sixty months. The unamortised balance is shown as miscellaneous expenditure. Subsequent years payment is written off in the year of disbursement. In case of HZL, the same are charged to Profit and Loss Account.

16. In accordance with the Hon'ble Supreme Court's directives, BALCO had made an advance payment of Rs. 6.14 Crore to the workmen during the period of strike from March 2, 2001 to May 8, 2001. The Hon'ble Supreme Court has not issued any further direction in this matter.

17. BALCO is yet to execute an agreement for the purchase of 171.44 acres of Korba Super Thermal Power Station land for captive power plant and 34.74 acres land for captive power plant staff quarters. This land was transferred at the time of takeover of captive power plant from National Thermal Power Corporation of India.

18. BALCO has not made any provision for claims recoverable from Madhya Pradesh Electricity Board (MPEB)/Chhatisgarh State Electricity Board (CSEB) amounting to Rs.10.08 Crore (Previous year Rs. 10.08 Crore), which are disputed by them. The company is also disputing the claim for Electricity duty/surcharge made by MPEB/CSEB amounting to Rs. 13.96 Crore (Previous year Rs. 13.41 Crore). The net amount recoverable/payable can only be ascertained on settlement of the disputes.

19. Consequent to the abandonment of the Gandhamardhan Bauxite Project, based on the approval of the Ministry of Mines vide its Letter No.21/1/2000-MET 1 dated June 9, 2000 and the approval of the company Law Board vide its Letter No.41/1/2001 CL III dated February 16,

Schedule forming part of the Consolidated Accounts

Schedule 21 - Notes Forming part of the Consolidated Accounts *(Contd.)*

534.14 Crore) for the year ended March 31, 2007 and total assets of Rs. 955.84 Crore (Previous year Rs. 608.10 Crore) and total Liabilities of Rs. 621.61 Crore (Previous year Rs. 592.47 Crore) as on March 31, 2007. The proportion of income, expenditure, assets and liabilities are 3.66%, 3.24%, 3.98%, 4.44% (Previous year 4.47%, 5.04%, 3.56% and 5.41%) respectively to the Consolidated financial Statements.

8. i) The company had invested Rs. 24.01 Crore in 8% Cumulative Redeemable Preference Shares and gave Loans & Advances aggregating to Rs. 31.08 Crore to M/s India Foils Limited (IFL). It has also given guarantees of Rs. 182 Crore for the loans taken by IFL from Banks and Financial Institutions. The accumulated losses of IFL have exceeded its net worth and is a sick company with in the meaning of Section 3 (1) (o) of the Sick Companies (Special Provision) Act, 1985. In view of the above during the year (a) the company has sold 8% Cumulative Redeemable Preference Share of Rs. 24.01 Crore at Rs. 0.02 Crore resulting into loss of Rs. 23.99 Crore, (b) Loans and Advances amounting to Rs. 31.08 Crore have been written off and (c) based on fair estimates of the business of IFL the company has made a provision of Rs. 76.00 Crore for expected liability on account of guarantees given to Banks and Financial Institutions for the loans taken by IFL in addition to a payment of Rs. 2.40 Crore made by the company. The company has been legally advised that the above write off of Loans and Advances are allowable as a deduction while computing the income under Income Tax Act, 1961 and hence the provision for Current Tax has been made accordingly.

   ii) On account of non payment of dividend by India Foils Limited(IFL), the investment by the company in Cumulative Preference Share of IFL carries voting rights as stipulated under section 87 (2) (b) of the Companies Act, 1956. As these voting rights are temporary in nature till the dividend is paid and / or the shares are redeemed or disinvested, IFL has not been considered as an associate for the consolidated accounts of the company.

9. **Breakup of deferred tax liability arising out of timing difference are:**

(Rs. in Crore)

	As at March 31, 2007		As at March 31, 2006	
Liabilities				
Related to Fixed Assets		958.68		889.41
Others		9.89		0.69
Assets				
Provision for doubtful advances	8.86		8.78	
Payment for VRS	9.32		22.38	
Unabsorbed Depreciation	–		89.48	
Others	32.99		18.39	
Total		(51.17)		(139.03)
Deferred tax liability (net)		917.40		751.07

10. **Capital Work-in-Progress includes**

	Current year	Previous year
a. Advances for Capital expenditure	303.26	75.22
b. Pre-operative expenditure as follows:		
Opening Balance	57.00	144.34
Add: Pre-operative expenditure transferred from		
Profit & Loss Account	45.99	254.53
Foreign Exchange difference	–	38.05
Interest, commitment & finance charges	10.21	103.01
	113.21	539.93
Less: Capitalised during the year	106.35	482.93
Total	6.86	57.00

11. In accordance with the Accounting Standards (AS-28) on "Impairment of Assets" issued by the Institute of Chartered Accountants of India, during the year the company has reassessed its fixed assets and is of the view that no further impairment/reversal is considered to be necessary in view of its expected realisable value.

Schedule forming part of the Consolidated Accounts

Schedule 21 – Notes Forming part of the Consolidated Accounts *(Contd.)*

Associate

Name of the company	Country of Incorporation	% Voting Power held by the parent
Vedanta Alumina Limited	India	29.5

3. Financial statements of Monte Cello BV have not been audited in accordance with the Statutory size exemption under Article 396, Title 9,Book 2, of the Dutch civil code.

4. The carrying amount of investment is net of capital reserve arising on acquisition of associate Rs. 13.04 Crore (Previous year Rs.13.52 Crore).

5. Loan of Rs. 328.42 Crore (Undiscounted value of the loan Rs. 369.90 Crore) payable to Monte Cello Corporation NV, Netherlands. This loan was assigned by Citibank to Monte Cello Corporation upon acquisition of CMT and is interest free. CMT is intending to repay the loan in three yearly equal installments from 2008-09 and onwards. CMT may discuss the repayment schedule with Monte Cello NV from time to time to agree on early repayment or delayed repayment depending on then prevailing circumstances.

6. Thalanga Copper Mines Pty Ltd. and Copper Mines of Tasmania Pty Ltd. have recast their accounts for the year ended March 31, 2005. For the purpose of consolidated accounts the effect of such recast in previous year has been adjusted against the balance of Profit and Loss Account carried to Balance Sheet for the year March 31, 2006.

7. i) In respect of following items Accounting Policies followed by the subsidiary companies are different than that of the company:

Item	Particulars		(Rs. in Crore)	Proportion to the item
a)	**Depreciation**			
	BALCO has charged depreciation on certain assets at following rates as against Schedule XIV rates of the Companies Act, 1956, followed by the company:			
	i) Medical/Office Equipment, Air Conditioners, Furniture and Electrical Appliances.	20%	1.27	0.16%
	ii) Personal Computer and Electronic Equipment.	33.33%	1.16	0.14%
	iii) Leasehold land including land development expenses.	Over 20 Years	0.48	0.06%
	iv) Red Mud Pond and Ash Dyke.	Over technically estimated life	1.78	0.22%
	v) Immovable assets in Mines	Suitable provision in view of Economic Life	0.03	0.003%
	BALCO has charged depreciation on written down value method at the rates specified in Schedule XIV of the Companies Act, 1956 in respect of all fixed assets relating to the new plant as against the straight line method followed by the company.		434.14	54.01%
	HZL has charged depreciation on certain assets at following rates as against Schedule XIV rates of The Companies Act, 1956, followed by the company : Individual items of Plant & Machinery and vehicles costing upto Rs. 25,000/-	100%	0.10	0.01%
b)	**Fixed Assets**			
	For the purpose of depreciation, in case of HZL additions/disposals are reckoned on the first day and last day of quarter respectively.	Additions	537.23	36.70%
		Disposals	27.40	10.24%
c)	**Inventory**			
	BALCO and HZL has determined Cost of Inventory as per Weighted average method as against FIFO method being followed by the company.		771.33	27.46%
	HZL determines value of stock in progress at cost or net realisable value whichever is lower.		355.22	27.36%

ii) The financial statements of CMT and TCM are general purpose financial reports which have been prepared in accordance with the Corporations Act, 2001, Accounting Standards and Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards ('A-IFRS'). The Financial statements of those foreign subsidiaries reflect total income of Rs.918.18 Crore (Previous year Rs. 620.11 Crore) and total expenditure of Rs. 604.69 Crore (Previous year Rs.

Schedule forming part of the Consolidated Accounts

Schedule 21 - Notes Forming part of the Consolidated Accounts *(Contd.)*

II) Information about secondary segment

(Rs. in Crore)

Geographical Segment	Current year	Previous year
Revenue by geographical segment		
India	13,630.54	9,008.25
Outside India	12,562.49	5,264.14
Total	**26,193.03**	**14,272.39**
Carrying Amount of Segment Assets		
India	22,759.25	16,279.64
Outside India	1,239.71	817.91
Total	**23,998.96**	**17,097.55**
Capital Expenditure		
India	2,045.20	1,255.51
Outside India	19.38	15.77
Total	**2,064.57**	**1,271.28**
Carrying Amount of Segment Liabilities		
India	10,220.09	9,281.90
Outside India	171.24	45.76
Total	**10,391.33**	**9,327.66**

III) **Information about Discontinued Operation - Power Transmission Line Division**

	(Discontinued operation)	
Particulars	**Current year**	**Previous year**
Revenue		
External Sales	251.16	652.22
Gross Turnover	251.16	652.22
Less:Excise Duty recovered on Sales	37.61	67.72
Total Revenue	213.55	584.50
Results		
Segment Result	15.13	53.85
Operating Profit/(loss)	15.13	53.85
Less: Interest Expenses	-	-
Add : Other Income	0.37	3.05
Net Profit/(Loss)	15.50	56.90
Segment Assets	-	366.64
Segment Liabilities	-	50.93
Capital Expenditure	16.24	17.77
Depreciation & Amortisation	1.14	3.55
Non-cash Expenditure	-	0.05

Information about secondary segment

Geographical Segment	Current year	Previous year
Revenue by geographical segment- Turnover		
India	223.00	573.14
Outside India	28.16	79.08
Total	**251.16**	**652.22**
Carrying Amount of Segment Assets		
India	-	366.64
Outside India	-	-
Total	**-**	**366.64**
Carrying Amount of Segment Liabilities		
India	-	50.93
Outside India	-	-
Total	**-**	**50.93**
Capital Expenditure		
India	16.24	17.77
Outside India	-	-
Total	**16.24**	**17.77**

Schedule forming part of the Consolidated Accounts

Schedule 21 – Notes Forming part of the Consolidated Accounts *(Contd.)*

36. a) The incremental liability consequent upon adoption of revised Accounting Standard-15 'Employee Benefits' aggregating to Rs. 1.55 Crore (net of Minority share of Rs. 1.23 Crore) has been charged to general reserves.

b) Gratuity- long term defined benefit plan:
The company, BALCO, HZL have constituted a trust recognised by Income Tax authorities for gratuity to employees, contributions to the trust are funded with Life Insurance Corporation of India. In accordance with revised Accounting Standard-15 'Employee Benefits', the company has provided the liability on actuarial basis. As per the actuarial certificate (on which the auditors have relied), the details of the employees; benefits plan – gratuity are:

(Rs. in Crore)

Particulars	Current year
Actuarial assumptions	
Salary growth	
Executive	5.00%
Non Executive	3.00% - 5.00%
Discount rate	7.50% - 8.00%
Amount recognised in the income statement	
Current service cost	6.49
Interest cost	8.90
Expected return on plan assets	(5.61)
Net actuarial (gains)/losses recognised in the period	6.90
Total	**16.67**
Movement in present value of defined benefit obligation	
Obligation at the beginning of the year	119.40
Current service cost	6.49
Interest cost	8.90
Actuarial loss on obligation	6.62
Benefits paid'	(5.54)
Obligation at the end of the year	**135.87**
Movement in present value of plan assets	
Fair value at the beginning of the year	71.59
Expected returns on plan assets	5.21
Employees' contribution	0.00
Contribution	6.02
Actuarial gains and losses	0.12
Benefits paid	(5.06)
Fair value at the end of the year	**77.88**
Amount recognised in the balance sheet	
Present value of obligations at the end of the year	135.87
Less: Fair value of plan assets at the end of the year	(77.88)
Funded status	57.99
Net liability recognised in the balance sheet	**57.99**

c) Post Employment Medical Benefits

Particulars	Current year
Amount recognised in the balance sheet	
Present value of obligations at the end of the year	2.76
Unfunded status	2.76
Net liability recognised in the balance sheet	2.76

Note: Previous year figures are not disclosed as the above disclosures have become applicable from current year

Schedule forming part of the Consolidated Accounts

37. Related Party disclosures

List of related parties and relationships

i) Entites Controlling the company (Holding Companies)

Twinstar Holding Limited

Vedanta Resources Holdings Limited

Twinstar International Limited (Till October 2, 2006)

Vedanta Resources Plc.

Volcan Investments Limited

ii) Associates

Monte Cello NV

Henry Davis York

Sterlite Optical Technologies Limited

India Foils Limited

Vedanta Alumina Limited

Sterlite Iron & Steel Company Limited

iii) Fellow Subsidiary

Madras Aluminum Company Limited

Konkola Copper Mines Plc

Sterlite Gold Limited

Ararahat Gold Recovery LLC

iv) Key Managerial Personnel

Mr. Anil Agarwal

Mr. Navin Agarwal

Mr. Tarun Jain

Mr. K. K. Kaura

Mr. M. S. Mehta

Mr. D. D. Jalan

Mr. T. L. Palani Kumar, (resigned w.e.f. November 30, 2006)

Mr. C. P. Baid, (December 1, 2006 till December 14, 2006)

Mr. Pramod Suri, (December 15, 2006 till date)

v) Relatives of Key management Personnel

Mr. Dwarka Prasad Agarwal	Relative of Mr. Anil Agarwal and Mr. Navin Agarwal
Ms. Rajni Jain	Relative of Mr. Tarun Jain
Ms. Vedvati Agarwal	Relative of Mr. Anil Agarwal and Mr. Navin Agarwal
Ms. Suman Didwania	Relative of Mr. Anil Agarwal and Mr. Navin Agarwal

vi) Others

Sterlite Foundation

Anil Agarwal Foundation Trust

Agarwal Galvanising Pvt. Ltd.

Schedule forming part of the Consolidated Accounts

Schedule 21 – Notes Forming part of the Consolidated Accounts *(Contd.)*

vii) Transaction During the period with related parties

(Rs. in Crore)

S.N.	Particulars	Holding Companies		Fellow Subsidiary		Associates		Key Managerial Personnel		Relative of Key Management Personnel		Others		Total	
		Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
1.	Share Application Money Refunded	-	-	-	-	-	-	-	-	-	-	14.00	-	14.00	-
2.	a Current Assets, Loans and Advances:														
	Balance as at March 31, 2007	-	-	1.50	1.45	32.92	2.87	*	-	**	-	-	-	34.42	4.32
	b. Advances Recoverable in Cash or in Kind														
	Given/(received) during the year	0.83	1.69	-	-	(0.90)	-	-	-	(0.36)	(1.50)	-	-	(0.43)	0.19
	Balance as at March 31, 2007	2.46	1.69	6.15	-	-	27.64	-	-	-	-	-	-	8.61	29.33
3.	Unsecured Loans repaid	-	-	-	-	-	-	-	-	-	-	0.57	-	0.57	-
4.	a) Investments made during the year	-	-	-	-	131.52	-	-	-	-	-	-	-	131.52	-
	b) Investments as at March 31, 2007	-	-	-	-	297.20	189.69	-	-	-	-	-	-	297.20	189.69
5.	a) Current Liabilities														
	Balance as at March 31, 2007	59.02	44.61	0.76	8.69	-	0.01	-	-	-	-	-	-	59.78	53.31
	b) Loans Received														
	Balance as at March 31, 2007	-	-	-	-	328.42	283.87	-	-	-	-	-	-	328.42	283.87
6.	Purchase/ (Sales) of Fixed Assets	-	-	-	-	(8.33)	(1.44)	-	-	-	-	-	-	(8.33)	(1.44)
7.	Reimbursement of Capital advance	-	-	-	-	26.01	-	-	-	-	-	-		26.01	-
8.	Income														
	a) Sales	-	-	1.30	0.14	217.90	151.15	-	-	-	-	-	-	219.21	151.29
	b) Rent	-	-	0.04	0.15	-	-	-	-	-	-	-	-	0.04	0.15
	c) Management Consultancy Services	-	-	-	1.45	-	-	-	-	-	-	-	-	-	1.45
	d) Interest	-	-	-	-	1.10	-	-	-	-	-	-	-	1.10	-
9.	Expenditure														
	a) Long Term Incentive Plan expenses/ (Recovery)	37.84	-	(7.44)	-	(3.54)	-	-	-	-	-	-	-	26.86	-
	b) Purchased during the year	-	-	34.93	35.12	-	-	-	-	-	-	-	-	34.93	35.12
	c) Remuneration/Sitting Fees	-	-	-	-	-	-	10.40	7.63	-	-	-	-	10.40	7.63
	d) Allocation of Corporate Expenses	-	-	(1.26)	(1.61)	-	-	-	-	-	-	-	-	(1.26)	(1.61)
	e) Management Consultancy Services	22.64	22.31	-	-	-	-	-	-	-	-	-	-	22.64	22.31
	f) Power Charges	-	-	2.52	1.25	-	-	-	-	-	-	-	-	2.52	1.25
	g) Legal Advice Fee	-	-	-	-	0.82	0.70	-	-	-	-	-	-	0.82	0.70
	h) Recovery of deputed employees remuneration	-	-	(4.70)	(8.35)	(57.85)	(1.53)	-	-	-	-	(0.15)	-	(62.70)	(9.88)
	i) Recovery of other expenses	-	-	(9.96)	(0.04)	(7.11)	(0.01)	-	-	-	-	-	-	(17.07)	(0.05)
	j) Donation	-	-	-	-	-	-	-	-	-	-	1.15	0.50	1.15	0.50
10.	Dividend paid	211 97	24.22	13.45	1.54	-	-	-	-	-	-	-	-	225.42	25.76
11.	Guarantees	-	-	-	110.00	796.46	482.00	-	-	-	-	-	-	796.46	592.00

*Rs. 100 **Rs. 100

viii) During the year, the company issued 20,18,57,875 bonus shares to Twinstar Holdings Limited,a holding company and 1,28,06,700 bonus shares to Madras Aluminium Company Limited, a fellow subsidiary.

ix) The company has written off loans & advances of Rs. 31.08 crore given to India Foils Limited (IFL) & made provision for Rs. 76 crore for expected liability on account of guarantees given to Banks and Financial Institutions for the loans taken by IFL & further the company has charged of Rs. 2.40 crore to Profit & Loss Account against the said Guarantees.

Schedule forming part of the Consolidated Accounts

Schedule 21 - Notes Forming part of the Consolidated Accounts *(Contd.)*

x) Details of Major Transactions with related parties :

(Rs. in Crore)

	Current year	Previous year
1. Share Application Money Refunded		
Agarwal Galvanising Pvt. Ltd.	14.00	–
	14.00	**–**
2. a) Debtors		
Balance as at March 31, 2007		
i) India Foils Limited	32.92	2.74
ii) Ararahat Gold Recovery LLC	1.41	1.45
iii) Vedanta Alumina Limited	–	0.13
iv) Konkola Copper Mines Plc	0.09	–
	34.42	**4.32**
b) Advances Recoverable in Cash or in Kind Given / (Received) during the year		
i) Ms.Rajni Jain	–	(1.50)
ii) Vedanta Resources Plc	0.83	1.69
iii) Sterlite Iron & Steel company Limited	(0.90)	–
iv) Vedvati Agarwal	(0.04)	–
v) Suman Didwania	(0.32)	–
	(0.43)	**0.19**
Balance as at March 31, 2007		
i) Vedanta Resources Plc	2.46	1.69
ii) India Foils Limited	–	27.64
iii) Konkola Copper Mines Plc	5.73	–
iv) Ararahat Gold Recovery LLC	0.42	–
	8.61	**29.33**
3. Unsecured Loans repaid		
Agarwal Galvanising Pvt. Ltd.	0.57	–
	0.57	**–**
4. a) Investments made during the year		
i) Vedanta Alumina Limited	131.51	–
ii) India Foils Limited	0.01	–
	131.52	**–**
b) Investments as at March 31, 2007		
i) India Foils Limited	–	24.00
ii) Vedanta Alumina Limited	297.20	165.69
	297.20	**189.69**
5. a) Current Liabilities		
i) Vedanta Resources Plc	59.02	44.61
ii) Konkola Copper Mines Plc	–	0.05
iii) Madras Aluminium Company Limited	0.76	8.64
iv) Henry Davis York	–	0.01
	59.78	**53.31**
b) Loans received		
Balance as at March 31, 2007		
Montecello NV	328.42	283.87
	328.42	**283.87**
6. Purchase/ (Sales) of Fixed Assets		
Vedanta Alumina Limited	(8.33)	(1.44)
	(8.33)	**(1.44)**
7. Reimbursement of Capital advance		
Vedanta Alumina Limited	26.01	–
	26.01	**–**

Schedule forming part of the Consolidated Accounts

Schedule 21 - Notes Forming part of the Consolidated Accounts *(Contd.)*

(Rs. in Crore)

	Current year	Previous year
8. Income :		
a) Sales :		
i) Madras Aluminium Company Limited	1.30	0.14
ii) India Foils Limited	197.71	151.02
iii) Vedanta Alumina Limited	20.20	0.13
	219.21	**151.29**
b) Rent Income		
Madras Aluminium Company Limited	0.04	0.15
	0.04	**0.15**
c) Management Consultancy Services :		
Ararahat Gold Recovery LLC	-	1.45
	-	**1.45**
d) Interest		
India Foils Limited	1.10	-
	1.10	**-**
9. Expenditure :		
a) Long Term Incentive Plan expenses/(Recovery)		
i) Vedanta Resources Plc	37.84	-
ii) Sterlite Optical Technologies Ltd.	(0.18)	-
iii) Konkola Copper Mines Plc	(5.76)	-
iv) Madras Aluminium Company Limited	(1.27)	-
v) Vedanta Alumina Limited	(3.36)	-
vi) Ararahat Gold Recovery LLC	(0.41)	-
	26.86	**-**
b) Purchases :		
Madras Aluminium Company Limited	34.93	35.12
	34.93	**35.12**
c) Remuneration/Sitting Fees:		
i) Mr. Navin Agarwal	4.04	3.01
ii) Mr. K K Kaura	2.34	1.90
iii) Mr. Tarun Jain	2.10	1.73
iv) Mr. M S Mehta	0.96	0.23
v) Mr. D.D.Jalan	0.96	0.76
	10.40	**7.63**
d) Allocation of Corporate Expenses :		
Madras Aluminium Company Limited	(1.26)	(1.61)
	(1.26)	**(1.61)**
e) Management Consultancy Services :		
Vedanta Resources Plc	22.64	22.31
	22.64	**22.31**
f) Power Charges		
Madras Aluminium Company Limited	2.52	1.25
	2.52	**1.25**
g) Legal advice		
Henry Davis York	0.82	0.70
	0.82	**0.70**
h) Recovery of deputed employees remuneration		
i) Madras Aluminium Company Limited	(4.59)	(3.62)
ii) Vedanta Alumina Limited	(57.85)	(0.77)
iii) Ararahat Gold Recovery LLC	0.00	(0.76)
iv) Konkola Copper Mines Plc	(0.11)	(4.73)
v) Anil Agarwal Foundation Trust	(0.15)	-
	(62.70)	**(9.88)**

Schedule forming part of the Consolidated Accounts

Schedule 21 - Notes Forming part of the Consolidated Accounts *(Contd.)*

(Rs. in Crore)

	Current year	Previous year
i) Recovery of Other Expenses		
i) Madras Aluminium Company Limited	(3.24)	(0.01)
ii) Konkola Copper Mines Plc	(6.28)	(0.03)
iii) Vedanta Alumina Limited	(7.11)	(0.01)
iv) Ararahat Gold Recovery LLC	(0.44)	–
	(17.07)	(0.05)
j) Donation paid		
Anil Agarwal foundation Trust	1.15	0.50
	1.15	0.50
10. Dividend paid		
i) Twinstar Holdings Limited	211.95	24.22
ii) Madras Aluminium Company Limited	13.45	1.54
iii) Twinstar International Limited	0.02	–
	225.42	25.76
11. Guarantees		
i) Madras Aluminium Company Limited	–	110.00
ii) Vedanta Alumina Limited	614.46	300.00
iii) India Foils Limited	182.00	182.00
	796.46	592.00

38. Earning Per Share (EPS)

		Current year	Previous year
Net profit after Tax (Before Extra ordinary items net of tax) (As per Consolidated Profit & Loss Account)		4,497.19	1,684.77
Less : Dividend on Preference Shares and Tax Thereon		(0.06)	(0.25)
Less : Dividend to Minority Shareholders of Subsidiary & Tax Thereon		(98.11)	(42.25)
Profit before Extra Ordinary item attributable to Equity Shareholders for Basic & Diluted Earning per Share		4,399.02	1,642.27
Less: Extra Ordinary items (net of tax)		13.14	6.70
Profit after Extra Ordinary item attributable to Equity Shareholders for Basic & Diluted Earning per Share		4,385.88	1,635.57
Weighted average No. of equity shares outstanding during the year :- for Basic & Diluted Earning per Share	Nos.	55,84,94,411	55,34,14,569
Basic & Diluted EPS - before extraordinary items	Rs.	78.77	29.68
- after extraordinary items	Rs.	78.53	29.55
Nominal Value per Share	Rs.	2/-	2/-

39. Contingent Liabilities

	As at March 31, 2007	As at March 31, 2006
a) Estimated amount of contracts remaining to be executed on Capital Account and not provided for (net of advances)	6,272.27	630.39
b) Disputed liabilities in appeal (No outflow is expected in the near future):		
i) Income Tax	39.50	–
ii) Sales Tax	47.72	35.84
iii) Excise Duty	34.68	13.19
iv) Others	63.87	1.17
c) Claims against the company not acknowledged as debts	211.08	83.73
d) Unexpired Letters of Credit (These are established in favour of vendors but cargo/material under the aforesaid Letter of Credit are yet to be received as on year end date. Cash outflow expected on the basis of payment terms as mentioned in Letter of Credit).	915.81	684.23
e) Bank Guarantees (Bank guarantees are provided under contractual/legal obligation. No cash outflow is expected)	495.30	359.33
f) Bill Discounted (No cash outflow is expected)	1.39	169.06
g) Custom Duty Bond taken for Project Import	29.21	81.92
h) Claim for compensation (CLZS) Land of HZL	Not Ascertainable	Not Ascertainable

Schedule forming part of the Consolidated Accounts

Schedule 21 – Notes Forming part of the Consolidated Accounts *(Contd.)*

i) In July 2005, in case of TCM, it was reported that the Highway Road passing beside the mine was showing signs of cracking at some areas. To mitigate further risks to the users the cracks were repaired and a detour was constructed. Monitoring of the movements of the road is occurring. A geotechnical consultant has been appointed to submit a report on the cause and potential rectification. The Department of Main Roads has submitted the claim and evaluating possible realignment paths and costs. Matter is handled by lawyer of the insurance company. The company is subject to a deductible under insurance policy which has been paid.

j) In January 2006, SV Partners made a claim against TCM acting as liquidators of Faminco Mining Services Pty Ltd., (Faminco) (in liquidation). TCM had previously been a party to a mining agreement with Faminco. SV partners allege that a reduction by Faminco in its balance account was a preferential payment to the company as a creditor and therefore recoverable. TCM has obtained release from all contractual obligations from Faminco. TCM has responded to SV partners on this issue and refuted SV Partners' claim that the payment was a preference payment. To date, TCM has not received any further communication from SV Partners with regard to the claim. The contingent liability is of Rs. 1.22 Crore (Previous year Rs. 1.12 Crore).

k) A claim lodged by a contractor's employee against the Copper Mines of Tasmania Pty Ltd. for claim relating to a mining accident. The claim is not covered by insurance. CMT has disclaimed liability and is defending the action. Legal advice indicates that it is unlikely that any significant liability will arise. The contingent liability is of Rs. NIL (Previous year Rs. 0.64 crore).

l) The company has given Corporate Guarantees to Banks/Financial Institutions/Others on behalf of India Foils Limited, Vedanta Alumina Limited and CMT. The outstanding amount is Rs. 901.65 crore (net of provision) (Previous year Rs.673.41 crore) on this account at year end.

m) CMT has given a bank indemnity guarantee amounting to Rs. 1.33 crore (Previous year Rs. 1.21 crore) from ANZ in favour of Aurora Energy Pty Ltd in lieu of advance payment for monthly charges for power consumption.

n) Estimated cost of variation in copper and precious metals quantity due to adjustments done based on metal contents as per laboratory assessments pending receipt of final invoice amounts to Rs. 29.18 Crore (Previous year Rs. 26.99 Crore).

o) The company has agreed to pay any liability upto Rs. 15 Crore that may arise in respect of Power Transmission Line Division for the period upto June 30, 2006. This liability is enforceable on the company upto June 30, 2011.

40. The company, BALCO and HZL have not received any intimation from "suppliers" regarding their status under the Micro, Small and Medium Enterprises Development Act, 2006 and hence disclosures, if any, relating to amounts unpaid as at the year end together with interest paid / payable as required under the said Act have not been given.

41. The figures of previous year have been recast, rearranged and regrouped wherever considered necessary. The previous year figures are strictly not comparable as the company has transferred Power Transmission Line Division during the current year as referred above in note no. 24

As per our report of even date

For Chaturvedi & Shah
Chartered Accountants

R. Koria
Partner

For Das & Prasad
Chartered Accountants

B. N. Agarwala
Partner

Place : Mumbai
Dated : May 3, 2007

For and on behalf of the Board

Navin Agarwal
Executive Vice Chairman

Tarun Jain
Whole Time Director

K. K. Kaura
Managing Director & CEO

D. D. Jalan
Chief Financial Officer

S. Varadharajan
Company Secretary

Consolidated Cash Flow Statement For the year ended March 31, 2007

(Rs. in Crore)

	Year ended March 31, 2007		Year ended March 31, 2006	
A. CASH FLOW FROM OPERATING ACTIVITIES				
Net profit after tax as per P&L Account	6,388.36		2,235.26	
Adjusted for Provision for Taxation	2,411.72		1,016.54	
Share in Profit/ (Loss) of Associate Company	(0.13)		(0.35)	
Extra-ordinary items				
– Voluntary Retirement expenditure	19.81		10.10	
		8,819.76		3,261.55
Adjusted for				
– Provision for loss on corporate guarantees issued	78.40		–	
– Loans & advances written off	31.08		–	
– Bad debts and Loans & advances written off	2.80		0.01	
– Provision for doubtful debts/advances	–		0.51	
– Depreciation & Amortisation (Net)	799.54		472.89	
– Dividend Income	(63.11)		(45.81)	
– Interest Income	(132.72)		(112.02)	
– Interest & Borrowing Costs	379.06		198.22	
– Foreign Exchange (Profit) / Loss*	4.88		10.82	
– Loss / (Profit) on Sale of Current Investment (net)	(115.78)		(45.82)	
– Loss/ (Profit) on Sale of long term Investments (Net)	23.99		–	
– Loss/ (Profit) on Sale / Discarding of Assets (Net)	(93.68)		(3.19)	
– Loss on sale of Power Transmission Line Division	3.93		–	
– Provision for diminution in value of investment	(0.31)		0.01	
– Sundry Liabilities writtenback	(7.20)		(1.61)	
– Deferred government grant transferred	(0.01)		(0.01)	
– Share of Company in (Profit)\Loss of Associates	0.13		0.35	
– Miscellaneous Expenses written off	0.34		0.34	
		911.34		474.69
Operating profit before working capital changes		9,731.10		3,736.24
Adjusted for:				
– Trade and other receivables	(1,001.87)		(385.13)	
– Inventories	(1,010.98)		(918.24)	
– Trade payables	148.12		469.47	
		(1,864.73)		(833.90)
Cash generation from operations		7,866.37		2,902.34
Direct taxes paid / TDS deducted/Refund received		(2,217.41)		(693.75)
Net cash flow from/(used in) Operating Activities		5,648.96		2,208.59
B. CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Fixed Assets & Capital Work in Progress		(1,085.67)		(1,189.81)
Sale of Fixed Assets		(1,001.45)		11.52
Purchase of Investments		(35,641.31)		(19,711.31)
Sale of Investment		33,032.18		19,110.40
Movement in Loans		43.84		(1.30)
Interest Received		133.62		117.51
Dividend Received on Investments		63.11		45.81
Sale of Power Transmission line Division		148.51		–
Net cash flow from/(used in) Investing Activities		(4,307.17)		(1,617.18)

Consolidated Cash Flow Statement (Contd.) For the year ended March 31, 2007

(Rs. in Crore)

	Year ended March 31, 2007	Year ended March 31, 2006
C. CASH FLOW FROM FINANCING ACTIVITIES		
(Redemption of)/Proceeds from issue of Preference Share Capital including Share Premium	(193.59)	-
Proceeds from Long term Loans	(1,450.92)	144.66
Repayment of Long Term Loans	(186.66)	(328.35)
Short Term Loans (Net)	1,285.95	151.67
Interest paid (net)	(395.22)	(229.37)
Effect of Exchange Rate change on foreign currency EURO Convertible Bonds/FRNs	43.09	24.30
Dividend paid	(444.06)	(73.23)
Payment made towards Corporate Guarantees	(2.40)	-
Net Cash flow from/(used in) Financing Activities	**(1,343.81)**	**(310.31)**
Net Increase/(decrease) in cash and cash equivalent	(2.02)	281.09
Cash and cash equivalent at the beginning of the year	1,115.31	834.22
Add: On acquisition of Sterlite Energy Ltd.,	0.14	-
Cash and cash equivalent at the end of the year.	1,113.43	1,115.31

* Includes exchange difference on account of translation of foreign subsidiary company's financial statements.

Notes:

1) The above Cash Flow Statement has been prepared under the "Indirect Method" as set out in Accounting standard-3 "Cash Flow Statement" issued by the Institute of Chartered Accountants of India.

2) The net cash flows of the discontinued operation during the current financial year reporting period are as under:-
   Operating Activities:- Rs. (58.56) Crore {Previous Year Rs. (114.16) Crore}
   Investing Activities:- Rs. (13.83) Crore {Previous Year Rs. (27.32) Crore}
   Financing Activities:- Rs. 49.84 Crore {Previous Year Rs. 136.12 Crore}

3) Figures in the brackets indicate outflows.

As per our report of even date

For and on behalf of the Board

For Chaturvedi & Shah
Chartered Accountants

For Das & Prasad
Chartered Accountants

Navin Agarwal
Executive Vice Chairman

Tarun Jain
Whole Time Director

K. K. Kaura
Managing Director & CEO

R. Koria
Partner

B. N. Agarwala
Partner

D. D. Jalan
Chief Financial Officer

S. Varadharajan
Company Secretary

Place : Mumbai
Dated : May 3, 2007

Glossary and definitions

5S
A Japanese concept laying emphasis on housekeeping and occupational safety in a sequential series of steps as Sort (Seiri); Set in Order (Seiton); Shine (Selso); Standardise (Seiketsu); and Sustain (Shitsuke)

ACT UP
Accelerated Competency Tracking and Up-gradation

ADS
American Depository Shares

AGM
Annual General Meeting

AIDS
Acquired immune deficiency syndrome

Aluminium Business
The aluminium business of the Group, comprising its fully-integrated bauxite mining, alumina refining and aluminium smelting operations in India, and trading through the Bharat Aluminium Company Limited, companies incorporated in India

Articles of Association
The articles of association of Sterlite Industries (India) Limited

Attributable Profit
Profit for the financial year before dividends attributable to the equity shareholders of Sterlite Industries (India) Limited

BALCO
Bharat Aluminium Company Limited, a company incorporated in India

BSE
Bombay Stock Exchange

Businesses
The Aluminium Business, the Copper Business and the Zinc Business together

CAGR
Compounded Annual Growth Rate

Capital Employed
Net assets before net (debt)/cash and excluding capital work in progress

Capex
Capital expenditure

CDM
Clean Development Mechanism

CDSL
Central Depository Service (India) Limited

CEO
Chief executive officer

CFO
Chief financial officer

CII
Confederation of Indian Industries

CLZS
Chanderiya lead and zinc smelter

CO_2
Carbon dioxide

CMT
Copper Mines of Tasmania Pty Limited, a company incorporated in Australia

Company or Sterlite
Sterlite Industries (India) Limited

Company financial statements
The audited financial statements for the Company for the year ended 31 March 2007 as defined in the Independent Auditors' Report on the individual Company Financial Statements to the members of Sterlite Industries (India) Limited

Copper Business
The copper business of the Group, comprising:

- a copper smelter, two refineries and two copper rod plants in India, trading through Sterlite Industries (India) Limited, a company incorporated in India;
- one copper mine in Australia, trading through Copper Mines of Tasmania Pty Limited, a company incorporated in Australia; and

CREP
Corporate responsibility for environmental protection

CRISIL
Credit Rating Information Services of India Limited

cents/lb
US cents per pound

CRRI
Central Road Research Institute

CSR
Corporate social responsibility

CTC
Cost to company, the basic remuneration of executives in India, which represents an aggregate figure encompassing basic pay, pension contributions and allowances

CY
Calendar year

Directors
The Directors of the Company

Dollar or $
United States dollars, the currency of the United States of America

EBITDA
Earnings before interest paid, taxation, depreciation, goodwill amortisation/impairment and special items

EBITDA Margin
EBITDA as a percentage of turnover

Economic Holdings or Economic Interest
The economic holdings/interest are derived by combining the Group's direct and indirect shareholdings in the operating companies. The Group's Economic Holdings/Interest is the basis on which the Attributable Profit and net assets are determined in the consolidated accounts

E&OHSAS
Environment and occupational health and safety assessment standards

E&OHSMS
Environment and occupational health and safety management system

EOGM
Extra-Ordinary General Meeting

EPS
Earnings per ordinary share

ESC
Evening Study Centres

ESOP
Employee share option plan

ESP
Electrostatic precipitator

Financial Statements or Group financial statements
The consolidated financial statements for the Company and the Group for the year ended 31 March 2007 as defined in the Independent Auditors' Report to the members of Sterlite Industries (India) Limited

FRN
Floating Rate Notes

FY
Financial year

GAAP, including UK GAAP and Indian GAAP
Generally Accepted Accounting Principles, the common set of accounting principles, standards and procedures that companies use to compile their financial statements in their respective local territories

GDP
Gross domestic product

Gearing
Net Debt as a percentage of Capital Employed

GJ
Giga joules

Government or Indian Government
The Government of the Republic of India

Gratuity
A defined contribution pension arrangement providing pension benefits consistent with Indian market practices

Group
The Company and its subsidiary undertakings and, where appropriate, its associate undertaking

HSE
Health, safety and environment

HZL
Hindustan Zinc Limited, a company incorporated in India

IAS
International Accounting Standards

ICDS
Integrated Child Development Services

ICMM
International Council on Mining and Metals

ICPCI
International Copper Promotion Council, India

IFL
India Foils Limited, a company incorporated in India

INR
Indian Rupees

Interest Cover
EBITDA divided by finance costs

IPP
Independent power project

ISO 9001
An international quality management system standard published by the International Organisation for Standardisation

ISO 14001
An international environmental management system standard published by the International Organisation for Standardisation

Key Result Areas or KRAs
For the purpose of the remuneration report, specific personal targets set as an incentive to achieve short-term goals for the purpose of awarding bonuses, thereby linking individual performance to corporate performance

KLD
Kilo litres per day

KPIs
Key performance indicators

KTPA
Thousand Tonnes per Annum

Kwh
Kilo-watt hour

Kwh/d
Kilo-watt hour per day

LBMA
London Bullion Market Association

LIBOR
London inter bank offered rate

LME
London Metals Exchange

London Stock Exchange
London Stock Exchange plc

Lost time injury
An accident/injury forcing the employee/contractor to remain away from his/her work beyond the day of the accident

LPG
Liquefied Petroleum Gas

LTIFR
Lost time injury frequency rate: the number of lost time injuries per million man hours worked

LTIP
The Vedanta Resources Long-Term Incentive Plan or Long-Term Incentive Plan

Management Assurance Services
The function through which the Group's internal audit activities are managed

MAT
Minimum alternative tax

MIS
Management information system

MOEF
The Ministry of Environment & Forests of the Government of the Republic of India

mt or tonnes
Metric tonnes

MW
Megawatts of electrical power

NABL
National Accreditation Board for Testing and Calibration Laboratories

NCCBM
National Council of Cement and Building Materials

NGO
Non-governmental organisation

Non-executive Directors
The non-executive directors of the Company

NSDL
National Securities Depository Limited

NSE
National Stock Exchange

NYSE
New York Stock Exchange

OHSAS 18001
Occupational Health and Safety Assessment Series (standards for occupational health and safety management systems)

PAP
Phosphoric Acid Plant

PBT
Profit before tax

PFC
Per fluorocarbons

PHC
Primary health centre

PP
Price Participation

PPE
Personal protective equipment

Provident Fund
A defined contribution pension arrangement providing pension benefits consistent with Indian market practices

RBI
Reserve Bank of India

Recycled water
Water released during mining or processing and then used in

operational activities

Return on Capital Employed or ROCE
Profit before interest, taxation, exceptional items, tax effected at the company's effective tax rate as a percentage of capital employed.

Return on Net Worth or RONW
Profit After Tax as a percentage of Shareholders money including minority interest

RO
Reverse osmosis

SA 8000
Standard for Social Accountability based on international workplace norms in the International Labour Organisation ('ILO') conventions and the UN's Universal Declaration of Human Rights and the Convention on Rights of the Child

SAP
Sulphuric Acid Plant

SAT
Securities Appellate Tribunal

Senior Management Group
For the purpose of the remuneration report, the key operational and functional heads within the Group

SEBI
Securities Exchange Board of India

SHGs
Self help groups

SIIL
Sterlite Industries (India) Limited

SO_2
Sulphur dioxide

SBU
Strategic Business Unit

SOTL
Sterlite Optical Technologies Limited, a company incorporated in India

SOVL
Sterlite Opportunities and Ventures Limited, a company incorporated in India

Special items
Items which derive from events and transactions that need to be disclosed separately by virtue of their size or nature

SPM
Suspended particulate matter. Fine dust particles suspended in air

Sterling, GBP or £
The currency of the United Kingdom

Sterlite Energy Limited (SEL)
Sterlite Energy Limited, a company incorporated in India

Superannuation Fund
A defined contribution pension arrangement providing pension benefits consistent with Indian market practices

Sustaining Capital Expenditure
Capital expenditure to maintain the Group's operating capacity

TCM
Thalanga Copper Mines Pty Limited, a company incorporated in Australia

TC/RC
Treatment charge/refining charge being the terms used to set the smelting and refining costs

TGS
Tail gas scrubber

tpa
Metric tonnes per annum

TPM
Tonne per month

TQM
Total Quality Management

Twin Star
Twin Star Holdings Limited, a company incorporated in Mauritius

Twin Star Holdings Group
Twin Star and its subsidiaries and associated undertaking

US cents
United States cents

VAL
Vedanta Alumina Limited, a company incorporated in India

VFD
Variable frequency drive

VRS
Voluntary Retirement Scheme

Zinc Business
The zinc-lead business of the Group, comprising its fully-integrated zinc-lead mining and smelting operations in India, and trading through the Hindustan Zinc Limited, a company incorporated in India

A TRISYS PRODUCT
info@trisyscom.com

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END